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Kirin Holdings Company, Limited 2007 Annual Report

Year ended December 31, 2007

KIRIN

Kirin Holdings Company, Limited ("Kirin") was established in July 2007 as the holding company of a group of businesses ("the Group") spearheaded by Kirin Brewery Company, Limited—one of Japan's first beer brewers that over the course of 100 years has created one of the most trusted and influential consumer brands in the nation. Kirin Brewery currently sells more than 37% of all beer, happo-shu and new genre products consumed in Japan, and its distinctive brands dominate the main growth categories in Japan's alcohol beverage market.

In addition to its comprehensive domestic alcohol beverage business, Kirin has developed a strong portfolio of group companies that include overseas alcohol beverage operations, leading Japanese wine merchant Mercian Corporation, Japan's third-largest soft drinks company Kirin Beverage Company, Limited, a profitable and growing pharmaceuticals business, and health foods and functional foods businesses. Kirin has steadily grown its business platform to become the No. 1 beer business throughout Asia and Oceania, working independently and also with partners such as Lion Nathan Limited in Australia and New Zealand.

In embarking on its second century of business, Kirin has adopted KV2015—the Group's long-term business framework to establish a new trajectory of growth. During 2007, Kirin implemented several major initiatives in support of KV2015, including shifting to a pure holding company structure on July 1, acquiring 100% of National Foods Limited, the leading dairy and beverage producer in Australia, and forming a strategic and capital alliance with Japanese pharmaceuticals company Kyowa Hakko. These additions to the Group, outlined on pages 8 and 10, have significantly expanded the scale and reach of Kirin, boosted overseas revenues, and put Kirin firmly on track to achieve its KV2015 goal of becoming a leading food and health company in Asia and Oceania with sales of ¥3 trillion.

Kirin aims to maintain its sound financial fundamentals and stable cash flow while achieving high returns for shareholders and sustainable business expansion. In 2007 Kirin achieved record-high consolidated operating income for the fifth consecutive year.

Financial Highlights

Kirin Holdings Company, Limited and Consolidated Subsidiaries

Years ended December 31, 2007 and 2006

	Millions of yen		Percentage Change	Thousands of U.S. dollars
	2007	2006	2007/2006	2007
FOR THE YEAR:				
Sales	¥ 1,801,164	¥ 1,665,946	8.1%	$ 15,778,922
Of which, Liquor Taxes	400,555	402,321	(0.4)	3,509,023
Net Sales	1,400,608	1,263,625	10.8	12,269,890
Alcohol beverages	788,922	696,986	13.2	6,911,274
Soft drinks	411,254	392,729	4.7	3,602,750
Pharmaceuticals	69,909	67,245	4.0	612,431
Other businesses	130,522	106,664	22.4	1,143,425
Operating income	120,608	116,358	3.7	1,056,574
Net income	66,713	53,512	24.7	584,432
AT YEAR END:				
Total assets	¥ 2,469,667	¥ 1,963,586	25.8	$ 21,635,278
Total shareholders' equity	1,054,811	993,989	6.1	9,240,569
Shareholder's equity per share *(yen/U.S. dollars)*	1,104.83	1,040.44	6.2	9.67
	Yen			U.S. dollars
Net income per share:				
Primary	¥ 69.86	¥ 55.98	24.8%	$ 0.61
Cash dividends per share applicable to the year	21.00	17.00	—	0.18
Value indicators				
Operating income/sales *(%)*	6.7	7.0		
Operating income/net sales *(%)*	8.6	9.2		
Return on equity *(%)*	6.5	5.4		
Return on assets *(%)*	3.0	2.7		
Price/earnings ratio *(times)*	23.5	33.4		
Price/book value *(times)*	1.5	1.8		

Notes: *1. The U.S. dollar amounts in this report are included solely for the convenience of readers, converted at the rate of ¥114.15 = US$1, the rate prevailing on December 31, 2007.*

2. Yen and U.S. dollar amounts are truncated.

Net Sales


Billions of yen
1,500
1,250
1,000
750
500
250
0
1,165.7
1,223.9
1,234.7
1,263.6
1,400.6
03 04 05 06 07

Operating Income


Billions of yen
150
125
100
75
50
25
0
101.5
109.3
111.7
116.3
120.6
03 04 05 06 07

Net Income


Billions of yen
75
60
45
30
15
0
32.3
49.0
51.2
53.5
66.7
03 04 05 06 07

ROE & ROA


Percent
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
ROE
4.1
5.9
5.6
5.4
6.5
ROA
1.8
2.7
2.7
2.7
3.0
03 04 05 06 07

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical fact are forward-looking statements based on the current beliefs, estimates, and expectations of management. Various risks and uncertainties could cause results to differ materially from these projections. These risks and uncertainties include exchange rates, changes in domestic or overseas economic conditions, changes in consumer behavior or competitor activity, and changes in laws, regulations or policies in any of the countries where Kirin conducts operations. Kirin adopts measures to control these and other types of risks, but does not guarantee that such measures will be effective.

Japan's leading comprehensive beverages group

*Business segment overview: Net sales and percentage of Group net sales in 2007**

**Excluding liquor tax, rounded down*

ALCOHOL BEVERAGES 56.3% ¥788.9 BILLION

Kirin is the most comprehensive manufacturers and importer of alcohol beverages in the Japanese market, with a product range that includes many of the world's leading wine, spirit and liqueur brands in addition to the mighty Kirin beer brands and domestic happo-shu, new genre and RTD products that form the mainstay of Kirin's revenues. Kirin's 2006 alliance with leading wine merchant Mercian Corporation has already delivered synergies and sales growth, and more than 25% of Kirin's consolidated operating income is derived from overseas alcohol beverage operations.

SOFT DRINKS 29.4% ¥411.2 BILLION

Kirin Beverage has grown to become Japan's third-largest soft drinks company. During 2007 domestic soft drink sales volumes at the company reached record levels, outperforming the industry average for the year with a 5% increase. Core brands achieved an even higher level of growth, supported by a Total Marketing approach through which Kirin Beverage is enhancing its product lineup and sales network both in Japan and abroad.

PHARMACEUTICALS 5.0% ¥69.9 BILLION

Under the holding company structure adopted in July 2007, Kirin's pharmaceutical business was relaunched as a separate operating company, Kirin Pharma Company, Limited ("Kirin Pharma"). This focused, in-depth business, which evolved from biotechnology capabilities gained from beer brewing, accounted for around 10% of Group operating income in 2007, and in October Kirin set the stage for further growth with the announcement of a strategic alliance with Kyowa Hakko Group (see page 10) under which Kyowa Hakko's pharmaceutical business and Kirin Pharma will be integrated.



NESP

OTHER BUSINESSES 9.3% ¥130.5 BILLION

Other businesses within Kirin Group include health foods and functional foods, seasonings, agribio, and foods. A number of major initiatives helped develop Kirin's operations in this category during 2007, foremost of which was the acquisition of Australia's leading dairy product and beverages company, National Foods Limited, which will contribute significantly to Kirin's consolidated revenues from 2008.



Cynthia potatoes


LAGER BEER
KIRIN
午後の紅茶
STRAIGHT TEA
ZERO
FIRE
Sparkling Hop
アルカリイオンの水
2L

2007 Operating income by business segment


¥120.6
billion*
Record consolidated
operating income

¥131.9 billion prior to adjustment for Eliminations or Corporate

● **Alcohol**	73%	¥96.5 billion
○ **Soft Drinks**	14%	¥17.9 billion
● **Pharmaceuticals**	10%	¥13.0 billion
● **Other Businesses**	3%	¥4.3 billion

Kirin Group again achieved higher consolidated sales and profits at all levels in 2007, including a fifth consecutive year of record operating income despite a tough business environment characterized by high raw material costs and softening consumption. Major acquisitions toward the end of the period have ensured a leap in business scale for 2008 and beyond.

Note: Figures for 2006 have been restated as necessary to enable comparison with results under the holding company structure adopted on July 1, 2007.


生茶
FOUR RO
KIRIN
氷結
STRONG
KIRIN'S ORIGINAL
KIRIN BEE
一番搾り
Château
Mercian

The most active year in Kirin's history—and earnings grew at all levels

Major acquisitions have created a new Kirin

In 2007, Kirin's centenary year, we undertook two defining acquisitions—of National Foods and Kyowa Hakko—as part of our determination to shift Kirin Group to a new growth trajectory. Including the consolidation of these companies, Group revenues are expected to rise by more than 16% in 2008 alone, lifting us to a new scale of business. More importantly, the greater breadth and depth of our Group business portfolio will provide us with the means to achieve further significant growth as we pursue the ambitious goals of our long-term business frame, KV2015.

Top line and bottom line growth

While driving group expansion through acquisitions, we made sound progress in furthering the organic growth of our existing Group business portfolio, with higher top line sales and higher earnings at all levels, including a fifth consecutive year of record operating income. Consolidated sales increased 8.1% to ¥1,801.1 billion, and operating income grew 3.7% to ¥120.6 billion. Net income increased 24.7%, to ¥66.7 billion, primarily due to progress made in our commitment to making more efficient use of capital by disposing of former factory sites and other idle assets.

On July 1, 2007 Kirin shifted to a pure holding company structure. Group operating companies in each of our business segments are now aligned under Kirin Holdings Company, Limited, facilitating a more flexible and rapid deployment of capital resources within the Group using an integrated group management approach, and enabling a clearer focus on the pursuit of Group synergies that are an essential part of our plans for growth.

Strong pressure on profits

2007 was a challenging year for many consumer businesses in Japan, and we faced a tough environment in our domestic alcohol and soft drinks markets. Consumer demand softened, and high raw material costs had a very significant impact on margins and profitability. We are doing our utmost to maintain profitability in these circumstances, and at the consolidated level we sustained growth in operating income through a combination of cost reductions at each Group company, the contribution to earnings from overseas alcohol business and pharmaceuticals, and the benefit of having a business portfolio supported by pillars in three business areas.

Of particular note, we planned or implemented a number of steps during the year to improve profitability in our largest business, domestic alcohol. The most important of these was resolving to increase prices on a range of beer and beer-type drinks, effective February 2008, with the aim of neutralizing the aluminum, malt and other raw material cost increases of 2007 and 2008, and returning to approximately 2006 margin levels.

Other breweries are now following suit, but as the first to instigate this change we have been making steady progress in gaining market acceptance.

KV2015: An agent for dramatic change

In May 2006 we announced Kirin Group Vision 2015, known as KV2015, and this long-term strategic road map continues to guide our business execution. The single most important element of KV2015 is our ambitious pursuit of a quantum leap in growth, aiming to nearly double the size of Kirin Group by 2015. This is a dramatic change for a company that some commentators have considered to be conservative, domestic and slow-moving.

The strategic themes of KV2015 are outlined in the accompanying chart (page 6). Put simply, we are determined to become a leading company in Asia and Oceania, leveraging our strong technology in the areas of food and health, with alcohol beverages, soft drinks and pharmaceuticals as our core businesses.



Kazuyasu Kato
President & CEO

Business rationale for acquisitions

Undoubtedly the most significant management initiatives at Kirin during 2007 were the acquisitions of National Foods and Kyowa Hakko. These businesses have significant potential for growth in their respective main businesses of pharmaceuticals and dairy foods and juices, and also offer appealing synergies. Information on these businesses can be found on pages 8 (National Foods) and 10 (Kyowa Hakko) of this report, and details of the transaction structures are posted on our website, so at this point let me just touch briefly on the rationale behind each transaction.

First, National Foods. This respected company is Australia's No. 1 dairy product and beverage business and the market leader in milk, dairy foods and juice. Our rationale for this investment was to enhance our presence in the food and health category, further the globalization of Kirin Group, and drive forward our strategy of becoming an integrated beverages group. In addition, we have been invested in the Australian and New Zealand markets for many years through our stake in Lion Nathan, during which time we have developed a good understanding of the corporate culture. We like the region and we like doing business there.

Our agreement with Kyowa Hakko, meanwhile, is chiefly aimed at adding clout to our pharmaceuticals business. Our involvement in pharmaceuticals is somewhat unusual for a beer company, but we have been developing this business for more than 25 years and it now accounts for around 10% of Group operating income. Under KV2015 we aim to strengthen our pharmaceuticals business to serve as a business pillar alongside alcohol beverages and soft drinks. However, this is a tough industry in which to compete successfully over the long term: there is severe pricing pressure in the domestic market, global competition is intensifying, and development costs for new medicines are enormous. We therefore decided that it was imperative to form an alliance in which the technical strengths of each partner would be complementary, and in which strong synergies were clearly available. And this is the basis for our alliance with Kyowa Hakko.

With each of these investments, we are now directing all our energy toward ensuring a rapid and successful post-merger integration.

Backing growth with a sound financial strategy

We are backing our growth plans under KV2015 with a financial strategy based on:

- *boosting revenues to produce ample, stable cash flows;*
- *improving the balance sheet and actively using our enhanced financial base;*
- *procuring funding through interest-bearing debt as necessary;*
- *investing in operations as required to create a leap in growth; and*
- *enhancing returns to shareholders.*

During 2007 we made progress in all these areas. We generated ¥114.5 billion in operating cash flow, and we envisage generating around ¥165 billion during 2008. We improved asset efficiency with the realization of ¥57 billion from the liquidation of invest-

Kirin Group Vision 2015 (KV2015)

KV2015 was formulated in 2006 to pursue the following strategic themes:

- **Nurture close links with customers through products that provide the enjoyment of food and health**
- **Integrate Kirin's expertise in fermentation and biotechnology, manufacturing, and research and marketing to create value and offer distinctive products of the highest quality**
- **Be a leading company in Asia and Oceania, with alcohol beverages, soft drinks and pharmaceuticals as core businesses**

By building on Kirin's strong business foundation in the core domestic alcohol business and maximizing profitability and cash flow to support aggressive business development, Kirin aims to:

1. **Become an integrated beverage group**
2. **Pursue further internationalization**
3. **Establish health food and functional food businesses in addition to existing business pillars in alcohol beverages, soft drinks and pharmaceuticals businesses**

KV2015 targets		2006	2015
Sales	Incl. liquor tax	¥1.68 trillion	¥3 trillion
	Excl. liquor tax	¥1.27 trillion	¥2.5 trillion
OP margin	Excl. liquor tax	9%	10% plus
Overseas composition	Sales excl. liquor tax	18%	Approx. 30%
	Operating income	27%	Approx. 30%



3,000
2,500
2,000
1,500
1,000
500
0
Sales (left axis)
Operating income (right axis)
300
250
200
150
100
50
0
97
98
99
00
01
02
03
04
05
06
2015

ment securities and fixed assets. We procured funding through bank borrowing and a ¥200 billion bond issue, and invested approximately ¥370 billion in acquiring National Foods and Kyowa Hakko.

We also increased the annual dividend by ¥4 per share, to ¥21, and we plan to increase it again for 2008. Despite the decline in share prices during the year, Kirin's share price trended favorably, and this, along with feedback we have received, suggests that the investors who own this company generally share our belief in the path we have taken and want to be part of our success.

ROE is currently at a low level, and we recognize the need to improve this. Our targets are to achieve 7% plus by 2009, progressing to 10% before 2015.

Growing overseas

In markets outside of Japan, our distinctive business model that combines alcohol beverage and soft drinks businesses sets us apart from our global peers. Our focus is on East Asia and Oceania, as shown in the accompanying diagram. Based on expanding mainly in this zone, we are aiming to raise our overseas sales to 30% of the total by 2015. In 2007 this figure was 19%, and with the consolidation of National Foods in 2008 we expect this figure to increase to around 26%.

Our expansion outside Japan is taking place through a combination of organic and acquisitive growth, and as we build our beverage, soft drinks and pharmaceuticals presence in various markets in the region we are at the same time consciously taking steps to develop our brand value internationally.

Looking ahead in Japan

It is common knowledge that the population of Japan is peaking, and that with the aging and shrinking of the consumer market there is little real potential for overall growth in the alcohol beverages sector or indeed in many other consumer segments. This is a key factor driving our expansion into overseas growth regions. At the same time, however, it is worth keeping in mind some of the real

KV2015 in action: Key business initiatives already taken to put Kirin on a new growth trajectory

Kirin is taking decisive action in pursuit of organic and non-organic growth

2006

- **Made Kirin Beverage a wholly owned subsidiary**
- **Formed capital and business alliance with Mercian Corporation**

2007

- **Shifted to holding company structure**
- **Formed strategic alliance with Kyowa Hakko Group**
- **Acquired 100% of National Foods Limited (Australia)**

2008

- **Revised pricing of domestic beer, happo-shu and new genre**
- **Entered Vietnam via soft drinks sector**


Beijing President Kirin Beverage Corporation
Dalian Daxue Brewery Co., Ltd.
KIRIN HOLDINGS
Kirin (China) Investment Co., Ltd.
Hangzhou Qiandaohu Brewery Co., Ltd.
Taiwan Kirin Co., Ltd.
Kirin Brewery (Zhuhai) Co., Ltd.
San Miguel Corporation
Shanghai Jin Jiang Kirin Beverage & Food Co.
Siam Kirin Beverage
Vina Kirin Acecook Beverage Co., Ltd. (Vietnam)
Lion Nathan Limited
National Foods Limited
J. Boag & Son Pty Limited
Kirin Alcohol
Kirin Soft Drinks
Kirin Pharmaceuticals
San Miguel
Lion Nathan
National Foods

attractions of the Japanese market for alcohol, because our activities in this market are set to remain our core business and primary source of cash flow for the foreseeable future.

1. It's a large, affluent market:
Japan's adult population is forecast to remain above 100 million until at least 2020, and Japan is the world's 6th largest consumer of beer. The Kirin brand has immense value in this market.

2. There are pockets of growth to be mined:
Even as the overall market shrinks, changing consumer preferences mean there are still major growth niches to be tapped. Kirin is the undisputed leader in capturing this growth. We did it in happo-shu with the launch of our *Tanrei* series in 1998, we did it again in RTDs with the launch of our *Hyoketsu* series in 2001, and we did it yet again in new genre with the launch of *Nodogoshi* in 2005. Each of these products quickly became the market leader, and—far more importantly—each of them still is.

The most recent growth opportunity to emerge in the Japanese alcohol market is zero calorie beverages, and with the launch of *Kirin ZERO* in February 2008 to instant success there is every indication that we are on track to dominate the fast-growing zero-calorie market in the same way we have taken leadership of every significant growth category of the past decade.

A new trajectory for sustainable growth
Over the past two years Kirin has taken a number of concerted steps to create non-organic, organic, and synergistic growth. We are steadily developing our existing businesses while pursuing new strategies based on sound corporate planning. One of our aims is to avoid the so-called 'conglomerate discount' that clouds perceptions of some large global corporations, and we believe that by focusing intensely on identifying and realizing the many synergies that are possible between our group companies we can turn this potential conglomerate discount into a Kirin Group premium.

In closing, I want to emphasize that we are absolutely serious about achieving the goals of KV2015. We have already undertaken major initiatives, we are already on a new growth trajectory, and there is much more to come. The Kirin of today is fast-moving, ambitious, and active inside and outside of Japan. It's a great company, and I look forward to your support in making it even better.

Kazuyasu Kato
President & CEO

Australia's No. 1 dairy and beverage group joins Kirin as a promising platform for growth on a new scale

NATIONAL FOODS

On December 28, 2007, Kirin completed the acquisition of National Foods, Limited from San Miguel Corporation for approximately ¥294 billion. This is Kirin's largest-ever acquisition, and is expected to add in the region of ¥210 billion to Kirin's consolidated revenues from 2008.

Through this investment, Kirin has obtained a robust platform for growth in the area of food and beverages, and taken a significant step toward achieving the ambitious targets of KV2015, its long-term business framework for 2015, which includes the aim of generating 30% of revenue (excluding liquor tax) from business outside of Japan.

Australia's leading dairy and beverage producer

National Foods, Limited (www.natfoods.com.au) is one of Australia's largest food and beverage groups, with more than 3,500 employees and production and sales facilities in every Australian state as well as in New Zealand, Singapore, Malaysia, and Indonesia. It is Australia's market leader in milk, yoghurt, desserts, juice and specialty cheeses, and also has operations in soy beverages. National Foods is the only business in its sector servicing the entire Australian market, and the only company with a national milk brand. In the year to December 2007 the company had net sales of A$2.06 billion, or approximately ¥195.7 billion, of which around 5% was generated from international business.

Strategies for increased profitability

National Foods experienced a fall in profit in 2007 due to a severe drought that affected most of the productive regions of Australia. Impact from climate-related issues is expected to remain in 2008, and National Foods will be taking a number of measures to boost profitability and improve operating efficiency. These measures will include increasing the price of certain products, integrating the IT systems used across the business, growing its distribution in the Convenience and Food Service Channels, and integrating two cheese businesses. As a result of these and other initiatives, National Foods is targeting A$100M of EBITDA growth from 2008 through the end of 2010.

Clear synergies and growth potential

Kirin's development over the past ten years as an integrated food and beverage group throughout Asia and Oceania has included investment in leading Australasian liquor group Lion Nathan Limited in 1998 (see page 17), investment in San Miguel in 2002, and a range of investments and independent initiatives in China, Indonesia and other Asian countries.

The partnerships formed through these initiatives have all led to new opportunities for growth and long-term synergies in areas such as procurement, production, logistics, marketing and brand portfolios, and Kirin has already begun to explore concrete synergies arising from the consolidation of National Foods.

National Foods has produced consistent growth over the past decade in an Australian market characterized by growing GDP, increasing disposable incomes and increased consumer interest in food and health. The food and beverages sector in Australia grew 3.4% in 2006, and is expected to grow at a CAGR of 4.9% over the next four years. National Foods has been working to take advantage of the resulting opportunities for growth in its home market, while also extending its operations into the expanding economies of Asia.

Leading the food and health sector in Asia and Oceania

The acquisition of National Foods lifts Kirin's overseas food and beverage business to an entirely new trajectory for growth, and adds significant depth to Kirin's food and health businesses. Kirin now has a strong geographical and market presence in the key regions of Asia and Oceania, with a line-up of leading businesses across a range of connected, growing market sectors. The challenge now is to smoothly integrate National Foods into Kirin's broader operations and realize this strong potential for growth. ■


BERRI
juice
PURA
Milk
BIG M
CHOCOLATE

From left: National Foods' major brands: Berri, PURA, BIG M, and Tasmanian Heritage

National Foods' vision is to be a leading branded food and beverage company in the Asia Pacific region though the delivery of superior and sustainable growth. We see a strong alignment between our vision and that of Kirin—KV2015. We already see several areas where we can work closely with and learn from Kirin, and at the same time we believe that given our expertise and strong market position we are in a sound position to contribute to Kirin Group.

National Foods' vision is to be a leading branded food and beverage company in the Asia Pacific region though the delivery of superior and sustainable growth.

Over the past three years our business has experienced substantial growth through acquisition, and we have consolidated a number of our transactional business services. Currently these functions are located across five different sites in Melbourne—hardly ideal in terms of efficiency and cost—so we are delighted that in December 2008 we will consolidate all these staff into our new corporate office, at a purpose-built location in the Docklands precinct in Melbourne.

The past year has provided a number of particular challenges for our business, including low rainfall, which has affected agriculture and farming within Australia, and rising costs for our core raw material inputs, which have been driven higher in response to high world commodity prices for dairy products and juice concentrates. Although this created very difficult trading conditions in many of our key product categories last year, we were still able to deliver a 2.6% increase in sales volumes and a strong 8.8% improvement in net sales value for the year.

Looking ahead to 2008, it seems likely that the business environment for National Foods will remain demanding. However, we intend to continue focusing on the launch of innovative new products, aiming to produce further strong sales growth while defending and restoring margins. We also plan to review our convenience and foodservice model. These are part of a comprehensive agenda of strategic initiatives to boost the value of National Foods, so we are looking forward with enthusiasm to an exciting year.



Ashley Waugh
CEO & Managing Director
National Foods Limited

An ideal partner to boost our presence in focus areas with complimentary R&D strengths and a shared vision for growth

On October 22, 2007, Kirin Group and Kyowa Hakko Group announced a strategic alliance targeting the overall businesses of both groups, centered on their pharmaceuticals businesses, Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma Company, Limited. This lays the foundation for establishing Kyowa Hakko Kirin Co., Ltd. in October 2008, with the aim of becoming a world-class R&D-based life sciences company originating in Japan.

Leading R&D-based biotechnology company

Established in 1949, Kyowa Hakko is one of Japan's leading biotechnology companies. In Pharmaceuticals, a core business segment along with Bio-chemicals, Kyowa Hakko's record dates back to its contribution to the eradication of tuberculosis in Japan. It manufactures more than 50 drugs, including: *Coniel*, an agent for treating hypertension and angina pectoris; *Allelock*, an antiallergic agent; *Neu-up*, an agent for treating neutropenia; *Nauzelin*, an agent to stimulate the digestive system; and *Depakene*, central nervous system drugs for the treatment of epilepsy.

Kyowa Hakko has a robust R&D-oriented approach, which dedicates about one fourth of its 6,073 employees to R&D conducted at its seven laboratories. In addition to activities in its Pharmaceuticals segment, Kyowa Hakko also undertakes R&D in its Bio-chemicals, Chemicals, and Food segments. Kyowa Hakko's net sales in the fiscal year ended March 31, 2008 were ¥392.1 billion, of which ¥138.3 billion came from pharmaceuticals.

Integration process

On April 1, 2008, Kirin Holdings completed its acquisition of 288,819,000 shares, or 50.1%, of the total issued shares of Kyowa Hakko, through a tender offer and a share exchange implemented between Kyowa Hakko and Kirin Pharma. At the same time, Kirin Pharma became a 100% subsidiary of Kyowa Hakko. A merger between Kyowa Hakko and Kirin Pharma scheduled to take place on October 1, 2008 will complete the integration process, with the name of the resulting entity changing to Kyowa Hakko Kirin Co., Ltd. In Food business, Kyowa Hakko Food Specialties Co., Ltd. ("Kyowa Hakko Foods") and Kirin Food-Tech Company, Limited are being integrated, with a basic agreement announced in April 2008. The two companies will merge on April 1, 2009 as a joint venture company between Kyowa Hakko and Kirin Holdings with Kyowa Hakko Foods as the surviving entity. The new company, to be named Kirin Kyowa Foods Company, Limited, will play an important role in realizing Kirin Group's strategy for growth as a leading company in the area of food and health in Asia and Oceania, and will become a wholly owned subsidiary of Kirin Holdings from January 1, 2011.

Shared strategic vision of medium- and long-term growth

The medium-term business plan for the Kyowa Hakko Kirin group of companies has been designed with the aim of realizing a prompt integration of corporate cultures and human resources to achieve the group's vision and generate group synergies. Management resources will be actively directed toward the core pharmaceutical and biochemical business sectors, and a structure will be created to facilitate the creation of stable revenue streams from chemical and foods businesses, thereby contributing to the stability of overall earnings. Target 2010 consolidated sales are ¥513 billion, representing early achievement of the 2011 target, for consolidated sales of ¥500 billion, that was made at the time the strategic alliance was announced. Target operating income for 2010 is ¥73 billion, prior to amortization of goodwill.

The new company will play an important role in realizing Kirin Group's strategy for growth in the area of food and health in Asia and Oceania

KYOWA

Major strategic points of the business plan

In ***Pharmaceuticals***, Kyowa Hakko Kirin aims to progress two new products to the clinical stage each year in antibody and low molecular pharmaceuticals, for a total of 20 items over five years. The company will also aim to create an R&D structure that integrates and maximizes the value of business assets such as the KM Mouse and POTELLIGENT technology. In manufacturing, the business will make use of world-class biopharmaceutical production technology and optimize efficiency through the centralization of resources of Kyowa and Kirin related to human antibody manufacturing.

In pharmaceutical sales, Kyowa Hakko Kirin will aim to become the leader in the domestic erythropoiesis-stimulating agent market, and build its presence in cancer and allergy areas. Overseas, the company will work to establish a long-term earnings base in Asia, maximize the value of its therapeutic antibody business, and consider adopting an in-house sales structure in Europe and North America.


Coniel Tab 2
Coniel Tab 8
8mg

Coniel R, an antihypertensive drug


Allelock Tab 5
5mg
Allelock Tab 2.5
2.5

Allelock R, an antiallergic agent

In ***Bio-chemicals***, the focus will be on expanding sales of amino acids for pharmaceutical and industrial applications and fostering businesses in the domestic health care market.

In ***Chemicals***, the company will work to strengthen its business foundation, differentiate its operations and develop new products in specialty chemicals.

In ***Food***, the company will aim to maintain a leading share of the market for natural and fermented seasonings, while developing a superior competitive position as a maker of bread ingredients. ■

Kyowa Hakko R&D Pipeline

Category	Code, product name	Generic name	Stage		Indication	Formulation	In-house or licensed	Remarks
			Japan	Other countries				
Cancer	KW-2246	Fentanyl citrate	Phase II		Cancer pain	Sublingual tablet	Licensed from Orexo	
	KW-0761		Phase I		Cancer (Hematologic tumor)	Injection	Developed in-house	Humanized monoclonal antibody*
	KW-2449			Phase I in USA	Cancer	Oral	Developed in-house	
	KW-2478			Phase I in Europe	Cancer	Injection	Developed in-house	
	ARQ 197		Phase I		Cancer	Oral	Licensed from ArQule	
Allergy	KW-4679 ALLELOCK	Olopatadine hydrochloride		Phase III in China	Antiallergic	Oral	Developed in-house	Launched in Japan
CNS	KW-6002	Istradefylline	Phase IIb	Filed in USA Apr. 2007	Parkinson's disease	Oral	Developed in-house	Clinical trials for monotherapy: Phase IIa (Japan)
	KW-6500	Apomorphine hydrochloride	Phase II		Parkinson's disease	Injection	Licensed from Britannia Pharma	
Cardiovascular	KW-3049 CONIEL	Benidipine hydrochloride		Filed in China Jul. 2007	Angina	Oral	Developed in-house	Launched for hypertension in China in Dec. 2004
Others	Z-206 ASACOL	Mesalazine	Phase III		Inflammatory bowel disease (Crohn's disease)	Oral (pH depend controlled-release formulation)	Licensed from Zeria Pharma	Jointly developed with Zeria Pharma.
	KW-7158		Phase IIa		Bowel disease (Irritable bowel syndrome)	Oral	Developed in-house	Decided to discontinue the development program of KW-7158 (Phase IIa clinical trials) for overactive bladder/Urinary incontinence in Sep. 2006
	KW-3357	Antithrombin	Phase I		Blood coagulation factor inhibitor (Disseminated intravascular coagulation)	Injection	Developed in-house	

** KW-0761 was outlicensed to Amgen Inc., on March 6, 2008, with an exclusive right to develop and commercialize KW-0761 worldwide, except in Japan, Korea, China and Taiwan. Kyowa Hakko has retained the development and commercialization rights in these countries. (Amgen has initially acquired the rights in all non-oncology indications, and Kyowa Hakko will continue its development activities in oncology until the completion of Phase IIa. At that time, Amgen may elect to reimburse Kyowa Hakko for its oncology-related development costs, expand its license to include oncology and assume the development and commercialization of KW-0761 in oncology settings.)*


KIRIN
CHU-HI
LEMON
DRAFT
GREEN LABEL
グリーンラベル〈生〉
70%
KIRIN
結
お酒

Market leadership across the spectrum

In a challenging trading year we achieved some notable successes, with our domestic alcohol sales increasing 8.2% to ¥1,189.4 billion and operating income increasing 11.6% to ¥96.5 billion in 2007. We are developing rapidly as Japan's strongest comprehensive alcohol beverages company, with a full range of products, market-leading positions in the growth categories, and a highly effective nationwide marketing and merchandizing structure.

Our alcohol portfolio includes *Kirin Ichiban Shibori* and other classic beer favorites, Japan's number one happo-shu, the number one new genre range, the number one RTD, a full lineup of domestic and imported wines, and a range of other leading imported spirits and liqueurs from around the world. Equally importantly, we are recognized for our innovation and close understanding of consumer trends.

Major domestic initiatives during 2007 included the launch of our new beer brand *Kirin The Gold* and the full-scale implementation of a new alliance structure with Mercian Corporation. In overseas markets, we continued to develop our business in Asia and Oceania with the commissioning of a new brewery in China. At the same time, we closely managed costs in an environment of very high raw material prices, and were first in the industry to announce price rises on beer, happo-shu and new genre products.

Composition of annual alcohol consumption in Japan

(all industry, 100% alcohol equivalent)


Thousand kilolitres
100
90
80
70
60
50
40
30
20
10
0
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
Shochu
Whisky, spirits
Fruit liquors
Sake
Chu-hi
Happo-shu, New genre
Beer

KIRIN ZERO: A new trendsetter in happo-shu



"*KIRIN ZERO* is a groundbreaking product that has introduced an entirely type of product to the happo-shu category in Japan, and we believe that Japanese consumers are more than ready for the new idea it represents. The market for low-calorie and low-carbohydrate foods and beverages has been growing steadily in recent years as consumers become more health conscious, and already more than one-third of Japan's happo-shu sales are of products containing reduced calories or low carbohydrates. Kirin has been at the forefront of this trend with our best-selling *Tanrei Green Label*, and with the addition of *KIRIN ZERO* our happo-shu product range now offers an appealing option for every occasion: *Tanrei Nama*, our standard happo-shu and the industry leader; *Tanrei Green Label*, which has won strong praise both for its 70% reduced carbohydrates and outstanding taste; *Tanrei Alpha* for 99% reduced purines; and now *KIRIN ZERO*, Japan's lowest-calorie[1], non-carbohydrate[2] happo-shu.

Creating *KIRIN ZERO* was a considerable technological challenge. The focus of our research was on achieving low calories and no carbohydrates while retaining a satisfying and refreshing taste, and to meet this challenge we made full use of the technological expertise in creating low-carbohydrate products we have accumulated over more than five years. We developed a raft of innovative ways to achieve minimal carbohydrates, using the highest degree of fermentation of any brewing process in Kirin's history. We fine-tuned the taste by blending a balanced choice of floral hops and simmering selected ingredients to create maximum body. The result is a crisp, light taste with a unique character and fresh aroma of hops. But what really distinguishes *KIRIN ZERO* in the market is the fact that it's the lowest-calorie happo-shu in Japan.

Our team went to extraordinary efforts to get every detail of this product just right, from its taste to packaging and advertising. We collaborated across departments and made use of resources throughout Kirin Group, with close cooperation between team members from Kirin and Mercian giving a new boost to our creative edge. The white and silver product packaging has been designed to be simple and stylish, standing out at the point of sale and appealing to adults of all age groups. *KIRIN ZERO* has had a particularly enthusiastic reception among health-conscious consumers, who appear to appreciate its characteristics and identify with the active and healthy lifestyles of the celebrities fronting our high-profile advertising campaign.

KIRIN ZERO went on sale on February 20, 2008. Sales to date have been excellent, prompting us to upwardly revise our yearly sales targets by 50%. To us it's further proof that if you focus on making the best-tasting, best-value beverage in a category you can lead the market."

Yohei Yamaguchi
Laboratory for New Product Development
Kirin Brewery Company, Limited

1. Source: Study by Kirin Brewery Company, Limited
2. Japan's nutritional labeling standards define a low-calorie beverage as a beverage containing less than 20 kilocalories per 100ml, and a non-carbohydrate beverage as one that contains less than 0.5g carbohydrates per 100ml.

Domestic alcohol business

Japan's domestic alcohol market can be described in general terms as a large, stable market in a wealthy country with an established culture of consumption. Although the market is gradually shrinking as birthrates fall and the mean age of the population rises, and although tastes within the market are diversifying considerably, the fact remains that our activities in Japan are a tremendous source of long-term cash flow and earnings.

Our fundamental strategy in our home market is to be Japan's strongest comprehensive alcohol beverages company, with an array of profitable brands in each consumer sector. We are implementing this strategy by developing partnerships and alliances through which we can expand our category coverage, introducing innovative new products in growth categories, dealing effectively with significant ongoing cost pressures, and promoting a shift from price-driven to value-driven marketing.

Our most important initiative in 2007 was the capital and business alliance with Mercian Corporation that we announced in November 2006, with Mercian becoming a consolidated subsidiary. Mercian is one of Japan's leading wine producers and importers, and also a brewer and distributor of chu-hi, oriental liquors and processing liquors. Under the business structure with Mercian that we adopted in July 2007, Kirin is handling RTDs and shochu while Mercian specializes in wines. This has already created new business opportunities, and with sales momentum growing we are excited about the potential for further profitable growth together.


麒麟
ZERO
[カロリーオフ]
糖質0
KIRIN

KIRIN ZERO

Beer


KIRIN

Kirin The Gold

As mentioned above, the market for beer in Japan is continuing a gradual decline that has been evident for more than a decade. Although there has been some indication of a bottoming out of beer sales, it remains difficult to envisage a material increase in the size of the market.

Our focus therefore is on maximizing cash flow and profitability from our powerful beer brands—which include *Kirin Ichiban Shibori* and *Kirin Lager Beer*—and ensuring that Kirin remains a leading beer brewer in the Japanese market. During 2007 we launched *Kirin The Gold*, positioning the product as a beer that the next generation of adults could call their own. *Kirin The Gold* created considerable market impact on launch, and although sales for the year came in under our initial target, we boosted sales of canned beer, improved on-premise sales, and established *Kirin The Gold* as a mainstay brand. Overall sales of Kirin beer decreased by 1.5% in 2007, slightly more than the industry average.

In 2007, beer accounted for approximately 42% of the combined beer, happo-shu, and new genre sales volume at Kirin, compared to 43% in 2006. This mainly reflected a further shift from beer to new genre. Our marginal profit on the combined category was flat, and we reduced marketing costs by ¥2.4 billion. At an industry level, the market for beer, happo-shu, and new genre declined in size by 0.3%, while Kirin achieved a year-on-year increase in total volumes for the third consecutive year. Our market share again increased, rising 0.2 percentage points to 37.8%.

No. 1 in happo-shu


麒麟
KIRIN TANREI
淡麗(生)
アルコール5.5%

Kirin Tanrei Nama

Kirin's sales of happo-shu brands were again the industry's highest in 2007, despite the overall happo-shu market declining 2.6%. In 2007, happo-shu accounted for approximately 35% of the combined beer, happo-shu, and new genre sales volumes at Kirin. Our market share was 53.7%, exceeding 50% for the second year in a row with total sales volume of 824 thousand KL, and we achieved higher sales of both *Tanrei Green Label* and *Tanrei Alpha*, reflecting their excellent taste and the appeal of these products to Japan's expanding group of health-conscious consumers. Reduced-sugar products accounted for one-third of all happo-shu sold in Japan in 2007.

The *Kirin Tanrei* series has been market leader since 1998, and during 2007 we laid the groundwork for continued growth with the preparation of *Kirin ZERO*, our new low-calorie* and non-carbohydrate happo-shu that launched to wide acclaim on February 20, 2008 (see Kirin Close-Up, page 13).

**Japan's nutritional labeling standards define a low-calorie beverage as a beverage containing less than 20 kilocalories per 100ml, and a non-carbohydrate beverage as one that contains less than 0.5g carbohydrates per 100ml.*

Long-term trends in alcohol beverage sales volumes in Japan by category

Source: Kirin estimates


Shochu group A
Shochu group B
Wine
Whisky
Chu-hi
Brandy
Sake
Sweet
Sake (right axis)
Beer (right axis)
Happo-shu, New genre (right axis)
800
700
600
500
400
300
200
100
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Thousand kilolitres
Thousand kilolitres
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2007
2010
2012
(forecasts)

Leading the new genre market

Our hit product *Kirin Nodogoshi* was by a wide margin Japan's most popular new genre drink again in 2007, with a 43.1% market share and sales of 543 thousand KL. In little more than four years new genre has grown to account for more than 20% of the combined beer, happo-shu, and new genre market for beer-type drinks, and we have dominated this category since we launched *Nodogoshi* in April 2005. During 2007 we expanded our new genre range with the launch of *Kirin Ryoshitsu Sozai* in May and *Kirin Sparkling Hop* in October. In particular, *Kirin Sparkling Hop* far exceeded its initial sales targets. The contribution of these new products, along with continued strong performance in sales of *Nodogoshi*, resulted in an 10.3% increase in new genre sales volumes for the year, nearly three times the industry average, and further proof that the market will reward the best-tasting, most convincingly added-value products in a given category.


のどごし
〈生〉
Alc. 5%
Sparkling
Hop
スパークリング

From left: Kirin Nodogoshi Nama, Kirin Sparkling Hop

Chu-hi and other RTDs

Kirin Chu-hi Hyoketsu was again Japan's biggest selling chu-hi brand in 2007, a position it has held since it was launched in 2001. And although the pace of growth in this category as a whole has slowed over the past two years, canned RTDs are firmly established as a significant component of Japan's alcohol beverages market. We are absolutely committed to maintaining strong sales volumes and profitability in this segment, and with the addition of Mercian's complementary range of chu-hi brands to our line-up from mid-2007, we have been implementing a range of brand and marketing initiatives to widen our appeal, offer new flavors, and secure the loyalty of the younger adult drinkers that are the largest consumers of these products.


KIRIN
氷結
STRONG
お酒
KIRIN
CHU-HI
早摘みレモン
氷結
お酒

From left: Kirin Chu-hi Hyoketsu STRONG, Kirin Chu-hi Hyoketsu Hayazumi

During 2007 we launched *Kirin Cocktail Sparkle* as part of our ongoing development of the growing cocktail segment. This category is an extension of the chu-hi market, and features a range of popular cocktails, such as *Fuzzy Navel* and *Gold Moscow Mule*, in a pre-mixed can format. Consumer preferences and pricing levels are still being defined for this product area, and we are assessing opportunities with the aim of undertaking further initiatives.

In January 2007 we expanded our open pricing system to include chu-hi, and as expected this had a negative impact on sales volumes for the year. Other companies have also been revising their pricing approach for chu-hi products, and we believe we are well positioned to benefit from Kirin's enduring brand strength as consumers seek the added value of the original market innovator.

Wines, spirits and other alcohol beverages

With the inclusion of Mercian in Kirin Group we are now positioned to develop Japan's most comprehensive line-up of alcohol beverages in every category. Kirin's sales of whiskys, wines and spirits increased 20.6% year on year, with favorable sales of domestic and imported whiskys, and strong sales of shochu. During 2007, Kirin's existing wine operations were integrated into Mercian's wine business, and the expanded product range arising from this collaboration, along with the addition of Kirin's distribution channels and the merchandizing expertise of Kirin Merchandising, contributed to an increase in combined wine sales.


Bon Rouge

Mercian Bon Rouge

Sales and marketing

The most significant feature of the business environment for our alcohol business during 2007 was the dramatic increase in the price of raw materials. The impact of higher costs for containers and cartons alone was ¥3.3 billion, with overall raw materials costs increasing ¥7.2 billion for the year. We therefore took an even more rigorous approach to cost control, and reduced marketing costs by ¥2.4 billion. We also resolved to increase prices for certain beer and other products from February 2008.

Kirin Brewery operates a fast-response rolling plan to monitor and control marketing expenses on a monthly basis. During 2008 we will continue with strict measures to maintain a downward trend in expenditure, in spite of additional costs arising from the transfer of products from Mercian.

Overseas alcohol business

The focus of our overseas alcohol business development is Asia and Oceania, and within this region we have been developing our overseas business, which includes partnerships with other leading brewers and joint initiatives with other Kirin Group businesses such as Kirin Brewery. In pursuing our overseas alcohol strategy we are endeavoring to make optimal use of Kirin's technology and product base, while exchanging information and marketing techniques throughout the Asia and Oceania region, identifying synergies and branding opportunities, and developing product niches.

We have owned just over 46% of Lion Nathan (see page 17) since 1998, and 2007 marked the eighth consecutive year of profit growth at the company. Lion Nathan is the leader in the combined Australian and New Zealand markets, and business streamlining and growth in premium beers contributed to a ¥30 billion increase in sales and a ¥5.3 billion increase in operating income for 2007. Toward the end of 2007, Lion Nathan formed an agreement to acquire J. Boag & Son Pty Limited, a specialty beer maker based in Tasmania, Australia. (For details on how Lion Nathan is consolidated into Kirin's financial results see page 17.)

Our initiatives in China in 2007 included opening a new plant in Zhuhai City in the Pearl River Delta region, and commencing sales of a new premium beer, *Qin Qilin*, in Shanghai, which is the key consumer market in the Yangtze River Delta area.


KIRIN

President & CEO Kazuyasu Kato at opening ceremony of new plant in Zhuhai, China




KIRIN

San Miguel is Southeast Asia's largest food, packaging and beverage conglomerate, and owner of the leading beer brand in its home market of the Philippines. Kirin holds a stake of approximately 20% in San Miguel, and since Kirin's initial investment in 2002 the companies have collaborated in a number of areas, including procurement. San Miguel was heavily affected by higher raw material costs in the period under review, which reduced operating income, but was able to achieve increased sales in all business areas except packaging.

Outlook and initiatives for 2008

During 2008 we will be focusing on three strategic aims: strengthening our core products; building presence in added value products for health-conscious customers; and increasing overall sales in the domestic market even as it continues to settle gradually in line with socio-demographic trends.

Measures to strengthen core products will include renewing our market-leading happo-shu products *Kirin Tanrei Nama*, *Kirin Enjuku*, *Tanrei Green Label* and leading new genre product *Kirin Nodogoshi*, while continuing to build support for *Kirin The Gold*.

Our efforts to build our presence in the low carbohydrate market reflect the increasing influence of health-conscious consumers in Japan. Having launched *Kirin ZERO* with great success in February, we will build on its early sales progress and aim to secure market leadership in this category.

We will boost our presence in the promising cocktail segment of the RTD market, and working with Mercian will relaunch a number of Mercian products as Kirin brands. We aim to help Mercian gain a strong lead in wines and processing liquors.

We are planning sales and marketing promotions in connection with the Beijing Olympics, although we aim to continue the marketing cost reductions we achieved in 2007 and achieve further reductions in 2008. In addition to reducing costs, we implemented price increases from February 2008 as part of measures to restore margins. We will continue to closely monitor costs and pricing, and we note that others in the industry are also adjusting prices.

The open pricing system is taking hold in the domestic alcohol industry, contributing to efficiency, transparency and the development of a cost-plus mentality that allows us to focus on measures that increase the value of the Kirin brand. We expect to expand the scope of our open pricing policy during 2008.

In overseas business, Lion Nathan is pursuing its largest-ever capital investment program, with new plants being constructed in Auckland, New Zealand and elsewhere. Elsewhere in Asia and Oceania we are pursuing strategic alliances with leading companies in a range of product areas in which meaningful synergies can be realized. ■

Growing together in Australasia—10 years as Kirin's largest business partner

Lion Nathan Limited is the leading alcohol beverage company in Australia and New Zealand, with strong brands and vigorous and profitable beer, wine and related operations. It is also Kirin Group's largest and most long-standing alcohol business investment in its target overseas business development area of Asia and Oceania.

Kirin's capital participation in Lion Nathan began in 1998 with the acquisition of a 46% stake in the company. Its business performance since then has continued to trend very favorably, with steady growth in earnings and further development of its strong market positions in beer and wine. Lion Nathan again produced solid results in the fiscal year ended December 2007, supported by an attractive brand lineup, good progress in shifting to premium products, and sound economic conditions in its key markets of Australia and New Zealand. The business accounted for around 28% of Kirin's consolidated operating income in 2007, compared to around 25% in the previous year.

Lion Nathan profile

NATHAN

Lion Nathan's origins were in New Zealand, and it entered the Australian market in 1990. When the company's head office was relocated to Sydney in 2000, its main stock exchange listing was also transferred from New Zealand to Australia. Australia now accounts for more than 80% of its earnings before interest and tax (EBIT).

Disciplined strategy for sustainable growth

Lion Nathan's strategy is to maintain strong market presence and profitability in beer, particularly premium beer, investing in the so-called power brands, which deliver superior returns, while developing its wine business and other promising categories such as RTDs. In addition to organic growth, the company has made a number of acquisitions of complementary businesses that meet earnings and return criteria. The latest of these was the January 2008 purchase of J. Boag & Son Pty Limited, a premium beer brewery in Tasmania, Australia, that will enhance Lion Nathan's operating base and provide further impetus for long-term growth.

Bridging the hemispheres

Lion Nathan and Kirin collaborate in a number of areas to develop synergies and mutual business growth. In addition to exchanging management of various brands such as imported Four Roses bourbon in their respective domestic markets, Kirin and Lion Nathan have joint procurement arrangements for quantities of malt, hops and other items. Lion Nathan brews and markets *Kirin Ichiban Shibori* in Australia and New Zealand, and the repackaging of this product was undertaken in close collaboration with Kirin. The result has been a near doubling of sales volumes, and a major boost of this brand's presence in the super premium beer segment.


GOLD

From left: XXXX Gold, Steinlager

Lion Nathan in 2008

Lion Nathan's business plans for the 2008 financial year are to pursue further initiatives that support its strategy of building sustainable, long-term growth through investment in brands, breweries and people to deliver shareholder value. The outlook is for further improvement in operating performance, partially offset by higher costs for barley, funding costs of capital expenditure, ongoing investment in spirits and RTD growth, and certain other factors. The company will continue its product mix shift to national and premium brands, and will make a series of investments to build footholds for the future. These initiatives include the restructuring of manufacturing plants in Sydney and Brisbane, and building a state-of-the-art brewing facilities after relocating its manufacturing site in central Auckland, New Zealand. ■

(million A$)	2006	2007
Sales	1,845.6	1,967.0
NPAT	226.8	282.1
Earning per share (cents) (before significant items)	48.6	50.2

Further information about Lion Nathan is available at **www.lion-nathan.com.au**

Enhanced strategies yield record domestic sales

Kirin Beverage is already the strong number three in Japan's soft drink industry, and sales volumes increased 6% to record levels during 2007. Sales revenue also grew by almost 5% to ¥411.2 billion, following the growth of 3.3% achieved in the previous year.



KIRIN
午後の紅茶
AFTERNOON TEA
STRAIGHT T
ストレートティー
FIRE
挽きたて
微糖
KIRIN
生茶

Our soft drinks business is centered on Kirin's wholly owned subsidiary Kirin Beverage Corporation. Throughout fiscal 2007, the first year of Kirin Beverage's Medium-term Business Plan for 2007–2009, we implemented key strategies with the aim of elevating Kirin Beverage to a new competitive position from which it can substantially contribute to the Group's planned quantum leap in growth. These strategies included reducing costs, leveraging group synergies, optimizing our soft drinks product portfolio, and pursuing strategic alliances and investments.

We combined these initiatives with a total sales and marketing approach that integrated product concepts and sales promotion activities into strategies tailored to the characteristics of individual markets. Although our growth in 2007 was favorable—and slightly ahead of overall industry growth of 4% for the year—it fell short of our ambitious targets, and operating income declined 8.7%, reflecting high material costs, a redoubling of marketing efforts, and unceas-

Overall market soft drink volumes by category



Ten thousand kilolitres
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Other
Sports drinks
Mineral water
Tea
Coffee
Fruit-based
Carbonated
94
95
96
97
98
99
00
01
02
03
04
05
06
07

Kirin Close-Up

Tapping into China's rapid growth

"The soft drinks market in China has been growing at a rate of 20%, and rapid changes in lifestyles there offer enormous potential for further dramatic growth. In a trend reminiscent of the soft drinks market in Japan of about a decade ago, consumers in urban areas of China are showing an increasing preference for teas and beverages that are less sweet. By providing beverages with the kind of refreshing taste that is in demand, along with the added benefit of the health value of low fat content, Kirin has been growing in popularity in China, winning particularly strong support from the young women sector of the market.

Tea beverages comprise the largest category in the market, and accordingly around 70% of the lineup of Kirin soft drink products in China is made up of our highly successful *Gogono kocha* brand of teas. In particular, *Gogono-kocha Milk Tea*, our top-selling product out of the 48 Kirin soft drinks currently on the market in China, has benefited from a recent sharp increase in the popularity of milk tea beverages, and a similar surge in the popularity of coffee beverages has also boosted the performance of *Kirin FIRE*. For Kirin brands such as *Gogono-kocha* and *Kirin FIRE*, we have positioned our main target sector in the aesthetically sensitive end of the market—namely, female office workers, white-collar workers and university students. The Chinese characters for *Gogono-kocha* mean "afternoon tea" in both Japanese and Chinese. The brand therefore appeals to the sentimental association of afternoon tea with cultural sophistication and elegance—a common perception in both China and Japan, especially among young people.

We have adopted a differentiation strategy in China under which we are leveraging technological strengths not possessed by our competitors. One example is our aseptic packaging line, the second of which will shortly be completed. We support our brand



differentiation with a meticulous approach to product development that we think is a key characteristic of the Kirin Group. While our brand concepts are basically the same as Japan, we adjust the packaging, container shape, taste, and advertising style to meet the tastes and needs of consumers in China based on the findings of our consumer surveys. Through development of high value added products, we aim to further expand *Gogono-kocha* and *Kirin FIRE* series in China, while also developing new brands in China that will enhance the value of the Kirin brand."

Hisato Hashiguchi
Manager, Product Planning Dept.
SHANGHAI JINJIANG KIRIN BEVERAGE & FOOD CO., LTD.

ing competition in the industry. We are steadily increasing our brand power and sales footprint in this extremely unforgiving domestic market, working to generate the sales momentum and economies of scale required to secure survival and sustainable growth as a major player not only in Japan but also abroad.

Core brands up 6% in 2007

Developing and maintaining an optimum non-alcohol product portfolio is a key management strategy in Kirin's long-term business framework KV2015. This requires us to manage our powerful core brands efficiently in order to ensure long-term growth and sustained profitability, while also developing new added value products that meet consumers' changing preferences. Through our total marketing approach, we achieved an average increase in sales volumes of five core brands—*Kirin Nama-cha, Kirin Fire, Gogono-Kocha, Alkali-Ion-no-Mizu* and *Volvic*—of 6% during 2007, with particularly strong sales of *Kirin FIRE, Gogono-kocha* and mineral water products.


KIRIN
アルカリイオンの
水
2L
Volvic
from France
KIRIN
リン
レモン

From left: Alkali-Ion-no-Mizu, Volvic and KIRIN LEMON

Kirin Close-Up

The Japanese soft drinks market

Japan's approximately ¥4 trillion soft drinks market is maintaining the relatively slow growth rate of recent years, in the absence of the kind of major structural change needed to accelerate growth. The rapid expansion of the mid 1990s and early 2000s, stimulated by the growth of convenience stores and the transition to PET bottles, has been leveling off since 2005, with overall industry sales up by an average of a little over 1% per year.

Today the industry is increasingly dominated by a small group of companies that have the strong brands necessary to compete in each category. They also possess the assets, sales volume and expertise required to achieve efficiencies of scale, support the investment required to seize new opportunities for growth, and meet high raw materials and distribution costs.

Success in Japan's soft drinks market requires having a lineup that includes high volume core products that are produced with maximum efficiency and distributed widely, and recent sales trends indicating an ongoing concentration in the top brands. This situation makes it difficult to develop new hit products, which now tend to be limited in scope and scale, sometimes only selling three to five million cases out of Japan's overall annual soft drinks market of around 2 billion cases.

While green tea sales shrank slightly during 2007, the health-conscious trend in the market continued apace. Mineral water products continued to expand steadily, nearly reaching par with carbonated drinks—a category that had itself increased significantly. In particular, flavored mineral water products with beneficial ingredients are enjoying renewed popularity. As ever, weather patterns have a considerable effect on sales, and intense summer heat boosted soft drinks sales in 2007.



新

The main outlets for soft drinks in Japan include supermarkets (about 30% by volume) and convenience stores (around 19%). Around 38% of soft drinks in Japan are purchased at vending machines, and the vending machine network remains a hotly contested distribution channel. Japan has more vending machines per head of population than any other country, and they can be found nearly everywhere. Capable of simultaneously handling hot and cold drinks as well as varying container sizes, vending machines have continued to increase in sophistication in recent years. One of the latest functions to be added facilitates e-money payments using a prepaid card or mobile phone, sometimes combined with a commuter train pass. This has not only increased the level of convenience for the customer, but has also led to enhanced information management and greater accuracy in the market data available, resulting in more efficient distribution and a more personalized marketing approach.

Fruit and vegetable juices up 14%

The fruit and vegetable juice category recorded growth of 14%, mainly due to the strong performance of the Koiwai and Kirin brands of vegetable juice. Steady sales of the Koiwai brand of additive-free vegetable juice contributed significantly to this, reflecting the continuing health-conscious consumer trend in Japan. Although still relatively small, this soft drink category has already grown to become 14% of our domestic soft drink sales, and there is good potential for further growth.

Carbonated drinks: Renewed growth, new demand

The carbonated drinks industry in Japan, which has grown slowly for more than a decade, recorded modest growth in 2007, with fruit-flavored carbonated drinks increasing for the first time in three years. Our carbonated beverage *KIRIN LEMON* performed well, and we also put effort into generating new demand with a high added value carbonated extension product range, *Sekai no Kitchen Kara*, which draws inspiration from the world's kitchens.

Mineral water: Kirin's volumes up 23% and 26%

Double-digit growth continued in the overall mineral water market, with expansion of 18% in 2007 following growth of 15% in 2006. Domestic products comprised around 75% of the market, with a volume increase of 7%, while imported water sales grew 5%. Thanks to an aggressive sales promotion drive, sales of Kirin's domestically produced brand *Alkali-Ion-no-Mizu* increased 23% year on year, while sales of *Volvic*, the French brand imported by Kirin, grew 26%.

Kirin Close-Up

CCNNE (Coca-Cola Bottling Company of Northern New England)

Kirin's wholly owned subsidiary in the U.S., Coca-Cola Bottling Company of Northern New England, Inc., manufactures and sells soft drinks for a range of companies in the New England sales territory, making significant contributions to Kirin's consolidated results. Its business has been growing steadily through investments in local bottlers, and with the acquisition of Coca Cola Bottling Company of Southeastern New England, Inc. in Connecticut it has become one of the five largest Coca-Cola bottlers in the U.S. CCNNE has received Coca Cola's President's Award for Quality Excellence seven times.

Coffee: Kirin Fire series up 6%

Although industry volumes were again flat in 2007, sales of the *Kirin FIRE* series recorded a fourth consecutive year of growth with an increase of 6%. This category has grown to become a core category pillar for Kirin Beverage, on a par with our major green tea brand *Nama-cha*, and was aided by the ongoing success of the *Kirin FIRE Hikitate Koubou* product range, which is differentiated in the market by rigorous freshness control.

Creating and sustaining growth overseas

Kirin Beverage has a number of strongly performing operations outside of Japan, mainly based in China (Shanghai, Guangzhou, and Beijing) and Thailand. In addition to expanding existing sales in these areas, we aim to seize new opportunities presented by high economic growth in emerging countries throughout the Asia-Pacific region. As part of this strategy, Kirin entered into a basic agreement with Acecook, Co., Ltd. in November 2007 to establish a joint venture company in the fast-growing market of Vietnam. The new company, Vina Kirin Acecook Beverage Company, will manufacture and market soft drinks and is scheduled for launch in the first half of 2008. The new company plans to invest ¥2.5 billion in a new production site, which is expected to start operations in this young and fast-growing market by the end of 2009.

Minimizing costs, maximizing synergies

As part of the "costs down, synergies up" management strategy Kirin is pursuing throughout its beverage operations, Kirin Beverage is continuing to reduce costs and make maximal use of Group synergies. Measures taken during fiscal 2007 in these areas included beginning in-house PET bottle pre-form operations at our Shonan Plant to reduce packaging and processing costs, and integrating Koiwai's chilled beverage operations to create a comprehensive chilled and dry goods product development structure. We also bolstered our sales base in the domestic market during fiscal 2007 through regionally aligned sales using an approach we call Team Kirin, as well as through vending machine placement strategies and activities targeting the commercial market.

Outlook and initiatives for 2008

For the past seven years, we have consistently achieved soft drinks sales growth higher than overall domestic industry growth rates. We aim to continue this trend with a 12% year-on-year increase in domestic sales volumes during 2008, despite continuing high raw material costs and strong competitive pressures, in the context of an overall domestic market that we envisage growing by up to approximately 2%.

We are confident that we can enhance our competitive position in the soft drinks market, based on an array of management strategies initiated during 2007 that are already yielding results. We intend to further strengthen our brand portfolio through sophisticated promotion of core brands and the development of new high value added products. Based on our comprehensive marketing approach, we will also continue to reinforce our marketing capabilities through collaborative, area-driven sales in existing and new markets, with a particular focus on making effective use of our vending machine network.

In addition to the launch of Vina Kirin Acecook Beverage Company in Vietnam, we are looking forward to the increase in business scale that will accompany the consolidation of the fruit juice beverage business of National Foods. We will continue to seek other opportunities to strengthen our operations overseas, particularly in Asia and Oceania. Throughout our business territory, we will pursue group synergies and greater cost efficiency in production, distribution, and marketing. □

Soft drink sales by container type *Source: Kirin estimates*


Percentage
100
90
80
70
60
50
40
30
20
10
0
5.7
5.2
4.8
4.4
4.0
3.7
3.5
3.3
15.3
15.6
15.6
16.7
16.8
17.1
16.8
17.2
33.9
37.3
40.5
42.8
45.8
47.4
49.8
50.9
45.1
41.9
39.1
36.2
33.4
31.8
29.9
28.6
Other
Paper
PET
Can
00
01
02
03
04
05
06
07

Soft drink sales by channel *Source: Kirin estimates*


Percentage
100
90
80
70
60
50
40
30
20
10
0
13.8
13.7
13.6
13.0
12.6
12.4
12.0
12.0
39.8
38.4
37.4
36.4
35.7
36.0
35.1
34.8
19.4
20.3
21.2
21.4
21.1
20.5
20.1
20.0
26.9
27.5
27.8
29.1
30.7
31.1
32.7
33.2
Other
Vending machines
Convenience stores
Volume retailers
00
01
02
03
04
05
06
07

Twenty five years on: New company, new alliances



In fiscal 2007 we celebrated the twenty-fifth anniversary of our entry into the pharmaceuticals business. With high-potential new products already on the market for 2008 and the prospect of an enhanced R&D program through a new alliance with Kyowa Hakko, Kirin is well placed for profitable, sustainable pharmaceuticals growth.

Accompanying the shift to a holding company structure on July 1, 2007, Kirin Pharma Company, Limited assumed responsibility for Kirin's pharmaceuticals business. Kirin Pharma is leveraging Kirin's accumulated biotechnological expertise to become a fully integrated pharmaceutical company, conducting research in specialty areas such as kidney diseases, cancer and infectious diseases, as well as programs to develop human antibody and dendritic cell therapeutic vaccines using proprietary technology. We aim to further strengthen our operations in 2008 through our merger with Kyowa Hakko, a company for which antibody technology is a key biotechnological strength. This will enable us to continue to develop globally with antibody technology as a core focus.

Strategy and results

In October 2007, Kirin Group and Kyowa Hakko Group announced a strategic alliance to combine their pharmaceuticals businesses, Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma Company, Limited. This lays the foundation for establishing Kyowa Hakko Kirin Co., Ltd. in October 2008, which will aim to be a world-class Japan-based research and development-based life sciences company. In January 2007, Kirin Pharma entered into a worldwide licensing agreement with Astellas Pharma on a fully human anti-CD40 antagonistic monoclonal antibody created by Kirin Pharma which is being jointly developed for commercialization by both companies worldwide.

Kirin Pharma also announced a business and capital alliance with Terumo Corporation in July 2007 to strengthen collaboration in R&D and manufacturing of prefilled syringes and integration of the two companies' drug discovery technologies.

In the year under review, sales in the pharmaceutical business increased 4% to ¥69.9 billion and operating income increased 7.9% to ¥13.0 billion. This represented 5% of Group consolidated sales and 10% of Group consolidated operating income. The main causes for these increases were robust sales of core products and the contribution of overseas sales.

Next-generation core products

Kirin's key pharmaceutical products include: *ESPO*, for the treatment of renal anemia; *GRAN*, for the treatment of leukopenia; *Rocaltrol Injection*, for the treatment of secondary hyperparathyroidism; and *PHOSBLOCK Tablets*, for the treatment of hyperphosphatemia. A new product was added to the lineup in 2007: *NESP Injection Syringe*, a long-acting erythropoiesis stimulating agent.

Launched in July 2007, *NESP Injection Syringe* has the advantage of less frequent administration compared with conventional rHuEPO preparations, and excellent efficacy in the treatment of anemia. Marketing initiatives promoting its benefits to health-care professionals have achieved an increase in its adoption at dialysis clinics, including a sig-

Kirin Pharma Pipeline

Category	Code, product name	Generic name	Stage		Indication	Formulation	In-house or licensed	Remarks
			Japan	Other countries				
Hematology/ Cancer	KRN321 NESP	Darbepoetin Alfa	Phase III		Anemia (After chemotherapy for cancer)	Injection	Kirin-Amgen	An approval has been given in Japan for anemia of CKD patients on dialysis
	KRN125	Pegfilgrastim	Phase II		Neutropenia	Injection	Kirin-Amgen	New generation G-CSF
	KRN654	Hydrochloric acid agrylin	Phase I/II		Essential thrombocythemia	Oral	Licensed from Shire	
	KRN330			Phase I in USA	Cancer	Injection	Developed in-house	Fully human monochlonal antibody
	AGS-003			Phase I/II in USA and Canada	Cancer	Injection	Developed with Argos	Dentritic cell-based immunotherapeutics
Kidney	KRN321 NESP	Darbepoetin Alfa	Phase III	Phase II in China	Anemia (for CKD patients not on dialysis)	Injection	Kirin-Amgen	An approval has been given in Japan for anemia of CKD patients on dialysis
	PB94 PHOSBLOCK (RENAGEL)	Sevelamer hydrochlorid		Phase III in China	Hyperphosphatemia	Oral	Licensed from Chugai	Launched in Japan

Notes: 1. In Korea, Taiwan, Hong Kong and Singapore, Aranesp, manufactured by Amgen Inc., is currently being marketed, and will be switched to NESP, manufactured by Kirin Pharma, in the future. In other ASEAN countries, an NDA filing will be made with NESP.

2. In Vietnam, an NDA of Pegfilgrastim (long acting G-CSF) has been filed for neutropenia. In the Philippines, an NDA of Filgrastim (G-CSF) has been filed for neutropenia.

Kirin Close-Up

Groundbreaking drug *REGPARA* launched



"Our launch of *REGPARA* on January 25, 2008 marked the culmination of nearly ten years of intensive development and collaboration with our international research partners. It's a significant new drug for Japan, providing an effective treatment for dialysis patients with secondary hyperparathyroidism. There are some 270,000 people undergoing dialysis in Japan, and of these an estimated 15% to 20% suffer from secondary hyperparathyroidism complications. These complications typically cause significant pain and can lead to life-threatening cardiovascular and other disorders, so *REGPARA* offers real hope to a large patient group that until now had limited medical options.

The drug works by controlling the production and secretion of parathyroid hormone using a new mechanism that acts directly on calcium receptors in the parathyroid gland. Much of the development work was undertaken with our partners Amgen in the U.S., and Amgen is already marketing the drug to 30 countries and regions, including the U.S. and Europe, with great success. Our marketing rights include Japan and East Asian countries, with dosages optimized during the course of extensive clinical trials in Japan. We think the Central Social Insurance Medical Council in Japan recognized the groundbreaking nature of *REGPARA* and the treatment gap it is filling when setting their pricing level, despite the restraint on government spending that is making life hard for pharmaceutical companies.

Completely new genres of drugs like the one we have developed can take a long time to gain widespread adoption, but I can say that patients and medical professionals alike have responded very positively to *REGPARA*. In fact, this is the only case I can recall where we received direct feedback from patients during the clinical trials thanking us for the drug and asking that it be made widely available. It's been very rewarding to see the drug advance through the different phases of development to its launch and finally its contribution to the lives of dialysis patients.

Before transferring to clinical development, I worked for many years in a research lab at Kirin, so I understand the perseverance and conviction that goes into creating an innovative drug like *REGPARA*. The project highlights the benefits of our collaborative international R&D network and is a sign of promising things to come for Kirin Pharma. Naturally we have the usual patents and so on protecting our intellectual property, but we know that in pharmaceuticals you can never stand still. We're eager for more success in our areas of clinical focus and are already hard at work on a range of promising drug and indication candidates."

Tsuyoshi Nishitoba, Ph.D.
Senior Manager
Clinical Development Department, Product Development Division

nificant number of new customers that did not previously use *ESPO*.

In January 2008, we launched *REGPARA TABLETS* under license from U.S. company NPS Pharmaceuticals Inc. This is an innovative drug for secondary hyperparathyroidism during maintenance dialysis that uses a new mechanism of direct action on calcium receptors (see Kirin Close-Up on this page for details). Amgen Inc. of the U.S., under license from the same company, has been marketing the product in the United States, EU, Canada and New Zealand since 2004, with considerable success. In domestic business, while *ESPO* has for some time been a key driver of our progress in strengthening operations in the area of kidney drugs, the successive launches of *NESP* and *REGPARA* have enhanced our product lineup and created a clear competitive advantage.

Product pipeline and research progress

Kirin has therapeutic candidates at various stages of the research and development process, and is continuing with Phase III clinical trials of KN321 for renal anemia (pre-dialysis) and chemotherapy-induced anemia. We also made good progress in fiscal 2007 in implementing or preparing for clinical trials for a number of antibody drugs.

Outlook and initiatives for 2008

During the first half of fiscal 2008, we will prepare for the establishment of Kyowa Hakko Kirin in October, formulating an action plan that will rapidly achieve full realization of synergies, particularly in marketing and R&D.

This integration, as well as the strategic alliance with Terumo Corporation, will strengthen our pharmaceutical operations, enhance our R&D and advance us toward our goal of becoming a profitable, world-class specialized pharmaceutical business.

In overseas operations, we will introduce additional products and expand our sales network in East Asia and ASEAN countries. Specifically, we will promote Kirin products in ASEAN countries newly entered in 2007 and aim to secure higher margins in China, Korea and Taiwan, where strong performances drove continued sales growth in 2007. We will strengthen Kirin Pharma USA's development framework with the aim of speeding up product development, while also advancing our research into the use of monoclonal and polyclonal antibodies. ■

Major initiatives to expand business scale

Kirin's other businesses leverage Group synergies and accumulated R&D capabilities to create value in the areas of health foods and functional foods, seasonings, agribio and food. With the December 2007 acquisition of National Foods, Australia's leading dairy product and beverages company, Kirin has created a strong platform for a new growth trajectory in Asia and Oceania.



Lieta

Results

In the year under review, sales in other businesses increased 22.4% to ¥130.5 billion, and operating income rose 677.5% to ¥4.3 billion, mainly as a result of the consolidation of certain chemical and other businesses of Mercian Corporation

Key initiatives

Health foods and functional foods The health foods and functional foods market is growing not only in Japan, but throughout Asia and Oceania. The January 2007 transfer of the main business of Kirin Well-foods to Kirin Yakult NextStage (KYNS) marked the completion of a sound structure for product development and sales growth, and the successful conclusion of a further step in an alliance with Yakult Honsha that began in 2003 with a vending machine partnership in the soft drinks business.

Seasonings business PT Kirin Miwon Foods, the joint venture formed by Kirin Food-Tech Company, Limited (formerly Takeda-Kirin Foods) and Daesang Corporation of Korea, has completed construction of its nucleotide seasonings manufacturing plant in Indonesia. The plant, a production base with the world's most advanced productivity and quality, will enable Kirin to respond to the growing demand for seasonings in Asia's expanding processed foods industry.

Agribio business With Kirin Agribio serving as its core company, Kirin's agribio business has a global network of 35 affiliated companies, pursuing business in ornamental flower seeds and cuttings and potatoes in Japan, Europe, North, Central and South America, Asia and Africa. During 2007 we set up a Flower Trial and Promotion Center in Hamamatsu City, Shizuoka Prefecture, an initiative aimed at developing high value added products to lead the floriculture business in Japan.

Food business

Kirin's largest domestic food business is Koiwai Dairy Products, a subsidiary of Kirin Beverages that produces a range of premium brand dairy products popular in homes throughout Japan. The acquisition of National Foods will generate top-line growth in excess of ¥150 billion in Kirin's food business for 2008, instantly bringing a new scale to this business area and opening the door to new business development opportunities and group synergies in the promising markets of Asia and Oceania. ■





Kirin Mum (left), Kirin Double Wave (below)

Corporate Social Responsibility

Operating as a trusted corporate citizen

CSR, undertaken in combination with our dedication to maintaining the highest standards of product quality and safety, enables Kirin to earn and sustain the trust of society, and we are committed to practicing responsible corporate behavior in all aspects of Group operations.

Reporting on CSR

We provide a comprehensive description of Kirin's CSR activities in our annual Kirin Group CSR Report, which was first published in 2005 and incorporates coverage of key CSR activities and policies, commentary from third-party advisors, and all the information that previously was published in our annual Environmental Report.

The Kirin Group CSR Report is available in English online at **www.kirinholdings.co.jp/english/csr**. Some of the topics covered by the report are as follows.

Risk management and compliance

Compliance-based risk management and internal control is the foundation for sustainable and responsible business practice. Kirin is expanding its risk management system to encompass all Group companies, with a Group-wide risk management system due for completion by the end of 2008. A bottom-up, three-tier approach is taken to the actual implementation of risk management, under which all divisions and business locations have the first responsibility for risk management, followed by the Group Risk Management Committee and the Internal Audit Department. Initiatives implemented by Kirin to strengthen compliance include: formulating and distributing to Group employees a compliance handbook; setting up a compliance hotline; and conducting awareness-raising seminars for Group employees.

Responsibilities as a manufacturer of alcohol beverages

We are highly aware of our responsibilities as a leading producer of alcohol beverages and are strongly committed to the prevention of alcohol-related problems such as underage drinking, driving under the influence of alcohol, and binge drinking. Kirin carried out a range of initiatives during 2007 to promote appropriate drinking habits, which included the distribution of cautionary posters and stickers to bars and restaurants, the cessation of in-store sampling campaigns, and the use of warning messages in advertisements.

Commitment to product quality

We strongly believe that quality control is the foundation of our business. In July 2007 we established a new Quality Assurance Department under the holding company system to enhance comprehensive Group management of product quality assurance. In each group business we have established a General Director for quality assurance at every stage of our value chain, from product development to sales. To enhance quality throughout the Group, we operate under defined Group Quality Standards and Guidelines, through which we continually strive to improve our quality management outcomes.



The United Nations University—Kirin Fellowship Program



Kirin Soccer Field 2008

Partnership with the community

As an internationalizing company with an increasing sphere of influence, we seek to build strong partnerships with the many different communities we serve. Our initiatives include social contribution, such as the United Nations University—Kirin Fellowship Program (a program in which we assist developing countries to resolve food-supply issues by inviting research fellows specialized in food-related studies to Japan), social welfare, and cultural contributions such as support for sports and the arts. Kirin Brewery and Kirin Beverage have been official sponsors of the national soccer team in Japan since the late 1990s, and confirmed our continued support to March 2015 by renewing this contract in 2007.

We are making full use of soccer's potential to exert a positive influence on the social development of the next generation. A new Group CSR program, Kirin Soccer Field 2008, not only enables elementary school children to improve their soccer skills, but also fosters their personal growth, under the guidance of instructors such as former Japan national football team member Shoji Jo. We plan to carry out this program in 12 cities across Japan, with a total of 1,200 children participating in 2008. Another event, the JFA Family Footsal Festival 2008 with KIRIN, is also taking place at locations all across Japan, creating a valuable opportunity for people of all ages, as well as giving children a fun experience of football. ■

Environmental philosophy for business sustainability

We view the sustainability of environmental resources as a critical management issue, and operate under an environmental policy that includes the following key elements:

1. ***Considering environmental impact at every stage of our products' lifecycles***
2. ***Setting and auditing clear environmental objectives and processes in Japan and overseas***
3. ***Establishing self-management standards concomitant with relevant laws and regulations***
4. ***Building awareness within and outside of Kirin of key environmental issues***

Kirin carries out its environmental initiatives according to Kirin Group's Environmental Policy, which is based on the '3 Rs' (Reduce, Reuse, and Recycle) and the '2 As' (Assessment and Audit). An overview of some of our environmental activities is as follows.

Promoting the 3 Rs and 2 As

REDUCE
Conserve energy and resources
Reduce waste
Reduce environmental impact

REUSE
Reuse the usable

RECYCLE
Utilize waste

R R R
3R + 2A
A A

ASSESSMENT
Prior evaluation

AUDIT
Internal auditing
External auditing

An integrated group approach

Kirin has implemented environmental management systems tailored to each company in the Kirin Group. Recognizing that certain companies have much greater impact than others, specific measures are prioritized according to the contribution they can make to overall Group environmental performance. Eleven manufacturing and distribution facilities in Japan have been assessed as having the most environmental impact, and these companies are therefore the focus of environmental management efforts.



Forest conservation program to protect water quality in Gunma Prefecture

Protecting water quality

Much of Kirin's business depends on having a high quality water supply. We therefore continuously work to improve our water-recycling processes, and regularly conduct local forestation projects across Japan which not only protect water quality, but also help sustain biodiversity and preserve the ecosystem. We continued to expand these activities in 2007, increasing the total area of our forest conservation and tree plantation projects to over 1,000 hectares.

Packaging and containers

We design packaging to minimize environmental impact over product lifecycles, and have made various innovations to reduce materials consumption and facilitate distribution. One example of this is the packaging for Kirin Pure Blue, top prizewinner at the 2007 METI Japan Packaging Competition. With its highly durable protective varnish, the packaging eliminates the need for an external wrapping of transparent film, thereby reducing environmental impact.

Supporting biofuels

Kirin has implemented a range of measures to reduce energy consumption or switch to more environmentally friendly forms of supply. One example is our involvement in a large-scale government project to construct a bioethanol production facility in Tokachi, Hokkaido. We are contributing our fermenting, biotechnology and factory construction expertise to the plant, which is scheduled to become operational in March 2009.

Open disclosure of information

Kirin uses financial statements, brochures, site tours, exhibitions, the Kirin website and other measures to ensure appropriate disclosure of environment-related information. Details of environmental activities have since 1994 been published annually in Kirin's independently audited Environmental Report, which is now available online as part of the CSR report at **www.kirin.co.jp/english/company/csr**. This report includes quantitative trends in Kirin's fuel and power use, packaging materials, air emissions and other relevant items. ■

Operating with enhanced transparency and improved governance under Kirin's holding company system

Kirin has updated its organizational and corporate governance structure to reflect the needs of the holding company system adopted on July 1, 2007. The ultimate aim of the changes is to clarify the roles and responsibilities of each entity and organizational layer, improve the speed and quality of decision-making, and enhance the autonomy and activity of each operating company in pursuit of a Group premium and a quantum leap in growth.

The Board of Directors of Kirin Holdings focuses on making key management decisions for the entire Group, ensuring the optimum allocation of resources and aiming to identify and maximize Group synergies and develop the most effective possible group strategy.

The Group Executive Committee within Kirin Holdings provides support for investment decisions and strategic issues likely to have a material impact on operations.

At the operating level, each company functions independently. The boards of each company make key operating decisions on issues affecting their businesses, review contributing companies' operations, and decide on possible business alliances, investments and other such matters. Directors of operating companies do not concurrently hold positions as directors of the holding company, ensuring that the roles and responsibilities of each remain clearly delineated.

Each of the operating companies has an Executive Committee. These committees are tasked with supporting the decision-making processes of each CEO and facilitating effective communication and information sharing between entities.

Clear internal control systems are implemented in line with laws and regulations. Moreover, a number of committees have been formed at the holding company level to contribute to robust, transparent management. These include a Group CSR Committee, a Group Risk Management Committee, and a Group Information Disclosure Committee. A further two committees, the Appointment Advisory Committee and the Compensation Advisory Committee, serve to nominate board members and auditors at Kirin Holdings, appoint presidents at major group companies, and objectively and transparently deliberate on executive compensation. ■

Holding company governance structure



Shareholders
Board of Auditors
Auditing
Board of Directors
Compensation Advisory Committee
Appointment Advisory Committee
Accounting Auditor
Auditing
President
Group Executive Committee
Internal Audit Department
Internal Auditing
Group Head Office Divisions
Group CSR Committee
Group Risk Management Committee
Group Information Disclosure Committee
Internal Auditing
Group companies
Operating companies
Service companies

(As of March 26, 2008)



From left: Koichi Matsuzawa, Koichiro Aramaki, Yoshiharu Furumoto, Kazuyasu Kato, Yuzuru Matsuda, Kazuhiro Sato, Etsuji Tawada

Chairman of the Board
Koichiro Aramaki

President & CEO
Kazuyasu Kato

Executive Vice President
Kazuhiro Sato

Managing Directors
Koichi Matsuzawa
Etsuji Tawada
Yoshiharu Furumoto (CFO)

Directors
Yuzuru Matsuda
Satoru Kishi
Akira Genma

Standing Auditors
Hitoshi Oshima
Tetsuo Iwasa

Auditors
Toyoshi Nakano
Teruo Ozaki
Kazuo Tezuka

Financial Section

Consolidated Eleven-year Summary of Selected Financial Data

	Years ended December 31,				
	2007	2006	2005	2004	2003
	Millions of yen				
For the Year:					
Sales	¥ 1,801,164	¥ 1,665,946	¥ 1,632,249	¥ 1,654,886	¥ 1,597,509
Less Liquor Taxes	400,555	402,321	397,527	430,957	431,749
Net sales	1,400,608	1,263,625	1,234,721	1,223,929	1,165,760
Alcohol Beverages[1]	788,922	696,986	621,819	622,333	613,673
Soft Drinks	411,254	392,729	380,177	372,392	359,622
Pharmaceuticals[2]	69,909	67,245	67,605	62,702	57,540
Other Businesses	130,522	106,664	165,118	166,500	134,924
Cost of sales	678,058	585,531	576,393	577,092	555,223
Gross Profit	722,550	678,093	658,328	646,836	610,536
Selling, general and administrative expenses	601,942	561,735	546,619	537,444	508,981
Operating Income	120,608	116,358	111,708	109,392	101,555
Income before income taxes and minority interests	128,413	111,560	109,001	110,018	78,147
Net Income	66,713	53,512	51,263	49,099	32,395
EBITDA[3]	213,129	191,161	188,459	193,507	165,412
At year end:					
Total Assets	¥ 2,469,667	¥ 1,963,586	¥ 1,937,866	¥ 1,823,790	¥ 1,787,867
Bonds	92,831	98,830	106,241	171,564	167,428
Long-term debt	112,244	116,586	54,236	67,119	93,617
Shareholders' equity[4]	1,054,811	993,989	972,601	858,615	803,882

	Yen				
Net income per share:					
Primary	¥ 69.86	¥ 55.98	¥ 53.23	¥ 50.58	¥ 33.27
Diluted	—	—	—	—	—
Net assets per share applicable to the year	1,104.83	1,040.44	1,016.74	888.65	831.84
Value Indicators:					
Liquidity Ratios:					
Debt/equity ratio *(times)*[5]	0.58	0.24	0.26	0.31	0.35
Interest coverage ratio *(times)*[6]	10.1	12.6	12.6	11.1	10.7
Investment indicators:					
Price/earnings ratio *(times)*[7]	23.5	33.4	25.8	20.0	27.4
Price/book value ratio *(times)*[8]	1.5	1.8	1.4	1.1	1.1
Dividends and payout ratio:					
Dividends per share *(¥)*	21.00	17.00	14.50	13.50	12.00
Payout ratio *(%)*	30.1	30.4	27.2	26.7	35.8
Return indicators:					
Return on assets *(%)*[9]	3.0	2.7	2.7	2.7	1.8
Return on equity *(%)*[10]	6.5	5.4	5.6	5.9	4.1
Turnover ratios:					
Asset turnover *(times)*[11]	0.81	0.85	0.87	0.92	0.91
Inventory turnover *(times)*[12]	13.4	15.6	18.4	19.2	18.5

1. *The presentation of the former 'Beer' section was changed to 'Alcohol Beverages' in 2001. The businesses of engineering, logistics, etc., which were previously included in the 'Others' segment, were reclassified into the 'Alcohol Beverages' segment in 2007. Information for 2006 has been restated to conform to the new classification; prior years have not been restated.*
2. *Kirin's business segments were reorganized from 2003 into four segments: Alcohol Beverages; Soft Drinks; Pharmaceuticals and Other Businesses. Business segment information for 2002 has been restated to conform to the new classification; prior years have not been restated.*
3. *EBITDA = Income before income taxes and minority interests – Interest income – Dividend income + Interest expense + Depreciation and amortization + Amortization of goodwill*
4. *Shareholders' equity = Total net assets - Minority interests (as recorded on the balance sheet)*
5. *Debt = Short-tem loans and current maturities of long-term debt + Bonds + Long-term debt*
6. *Interest coverage ratio = (Operating income + Interest and dividend income)/Interest expense*
7. *PER = Year-end share price/Net income per share*
8. *PBR = Year-end share price/Net assets per share*
9. *ROA = Net income/Average total assets*
10. *ROE = Net income/Average shareholders' equity*
11. *Asset turnover = Sales/Average total assets*
12. *Inventory turnover = Sales/Average inventories*

Years ended December 31,					
2002	2001	2000	1999	1998	1997
Millions of yen					
¥ 1,583,248	¥ 1,561,879	¥ 1,580,825	¥ 1,451,520	¥ 1,477,288	¥ 1,505,074
445,935	461,265	507,617	544,270	582,362	640,046
1,137,313	1,100,614	1,073,208	907,250	894,926	865,028
623,586	616,739	604,265	523,926	530,636	530,124
342,946	332,951	318,006	280,610	276,534	263,550
49,617	—	—	—	—	—
121,163	150,922	150,936	102,714	87,755	71,354
554,264	538,642	513,384	433,359	453,421	457,000
583,048	561,972	559,823	473,891	441,504	408,028
493,259	486,907	465,425	396,649	371,735	344,548
89,789	75,065	93,397	77,241	69,768	63,480
74,517	57,134	71,245	69,349	60,415	59,701
32,540	23,122	32,924	33,245	27,058	25,391
157,742	139,233	—	—	—	—
¥ 1,744,131	¥ 1,661,652	¥ 1,627,400	¥ 1,430,021	¥ 1,443,179	¥ 1,451,955
129,948	87,400	27,612	—	—	—
105,148	74,511	92,370	26,957	22,306	14,034
769,227	782,902	768,486	725,942	735,196	754,888

Yen					
¥ 33.26	¥ 23.49	¥ 33.18	¥ 32.57	¥ 25.93	¥ 24.12
—	23.48	33.06	32.51	25.83	24.09
795.71	795.29	780.58	724.15	715.54	717.25
0.37	0.24	0.19	0.05	0.06	0.04
10.4	8.1	11.6	29.5	24.1	18.4
22.7	39.9	30.9	33.1	55.7	39.4
0.9	1.2	1.3	1.5	2.0	1.3
12.00	12.00	12.00	12.00	12.00	12.00
36.2	51.1	36.3	36.9	46.5	49.8
1.9	1.4	2.2	2.3	1.9	1.7
4.2	3.0	4.4	4.6	3.6	3.4
0.93	0.95	1.03	1.01	1.02	1.01
21.2	24.3	27.7	28.7	28.4	27.3

Management's Discussion and Analysis

Note: The information presented below is based on extracts from material originally released in Japanese. The original material remains definitive. All comparisons are with the previous fiscal year unless stated otherwise. Figures for 2006 have been restated as necessary to enable comparison with results under the holding company structure adopted on July 1, 2007.

OPERATING ENVIRONMENT AND MARKET OVERVIEW

The overall Japanese economy expanded moderately during 2007, benefiting from continued strength in capital investment, with robust growth in corporate profitability and exports. Consumer spending also rose steadily due to a modest upturn in disposable income. At the same time, certain factors—such as sharply higher oil and raw material prices and the sub-prime crisis—contributed to uncertainty in the outlook.

On July 1 of 2007, the first year of the 2007-2009 medium-term business plan serving as the first stage of KV2015 (Kirin's long-term business framework announced on May 11, 2006), Kirin transitioned to a pure holding company structure, aiming to facilitate a more dynamic allocation of Group resources. Subsequently, Kirin also made a number of investments in pursuit of the quantum leap in growth targeted by KV2015, including forming a strategic alliance with Kyowa Hakko Group in pharmaceuticals and acquiring 100% of National Foods Limited, Australia's leading dairy food and beverage producer. These initiatives will significantly increase the scale of Kirin's consolidated business from 2008. National Foods was entered on Kirin's balance sheets from the end of 2007, and is being included in the consolidated statements of income from 2008. Kyowa Hakko is an equity-method affiliate for the first quarter of 2008 and will be a consolidated subsidiary thereafter.

CONSOLIDATED SALES AND EARNINGS

Kirin's consolidated sales for the year ended December 31, 2007 increased 8.1% year-on-year to ¥1,801.1 billion, supported by higher sales in Kirin's alcohol, soft drinks and pharmaceuticals business segments, and the full consolidation of Mercian Corporation's results. Income at all levels increased for the fourth consecutive year, with consolidated operating income up 3.7% to ¥120.6 billion, consolidated ordinary income up 2.1% to ¥123.3 billion, and consolidated net income up 24.7% to ¥66.7 billion.

FULL-YEAR DIVIDEND

Kirin has distributed a dividend to shareholders in every financial period since establishment in 1907, and ensuring an appropriate distribution of profits to shareholders is a key management focus. In 2007 Kirin adopted a new target payout ratio of 30%-plus on a consolidated basis, with the aim of steadily increasing dividends through realizing a growth strategy while taking into account future capital requirements. For the fiscal year ended December 31, 2007 the total dividend was ¥21.0 per share, an increase of ¥4.0 per share, or just over 23.5%, representing a consolidated payout ratio of 30.1%. While maintaining sound financial status, share buybacks will continue to be considered as part of Kirin's policy on returns to shareholders.

From 2008, proposed dividends will be calculated taking into account any impact of goodwill amortization and other such factors arising from strategic investments undertaken in pursuit of growth under KV2015. The planned dividend for fiscal 2008 is ¥23 per share.

ANALYSIS OF SALES AND EARNINGS

Consolidated sales increased 8.1% to ¥1,801.1 billion, supported by the consolidation of Mercian Corporation's results, along with higher sales in Group business segments as noted above. Operating income increased 3.7% to ¥120.6 billion, the fifth consecutive year of record operating income, contributed to by higher operating income at Lion Nathan and other factors.

Kirin Group's consolidated net sales (excluding liquor taxes) increased 10.8% to ¥1,400.6 billion with cost of sales increasing ¥92.5 billion to ¥678.0 billion. As a result, gross profit on sales increased ¥44.4 billion to ¥722.5 billion and the gross profit margin decreased from 53.7% to 51.6%. Selling, general and administration (SG&A) expenses increased 7.2% to ¥601.9 billion, or 43.0% of sales compared to 44.5% in the previous year. Operating income, as noted above, increased 3.7%. Interest expense increased ¥2.9 billion to ¥12.6 billion, and equity in earnings of affiliates increased ¥2.1 billion. Ordinary income increased 2.1% to ¥123.3 billion.

Special income increased ¥11.4 billion to ¥22.4 billion, primarily because of gain on sale of fixed assets of ¥19.7 billion. Special expenses decreased ¥2.9 billion to ¥17.3 billion, with key items including a ¥3.4 billion reduction in loss on impairment to ¥2.3 billion.

As a result of these and other factors, income before income taxes and minority interests increased ¥16.9 billion to ¥128.4 billion.

The adjusted income tax total for 2007 was ¥50.3 billion, for an effective tax rate of 39.2%. Minority interests totaled ¥11.3 billion. As a result of the above, net income for 2007 was ¥66.7 billion, or 4.8% of net sales.

Net income per share was ¥69.86 in 2007. ROE was 6.5% and ROA was 3.0%.

RESULTS BY SEGMENT

Kirin Group's operations have, since 2003, been organized into four business segments: Alcohol Beverages; Soft Drinks; Pharmaceuticals; and Other Businesses.

Alcohol Beverages

Consolidated sales in the Alcohol Beverages segment totaled ¥1,189.4 billion (including liquor tax) in 2007, 8.2% higher than in the previous year. Operating income was up 11.6% to ¥96.5 billion, or 80.1% of Group operating income.

NET SALES, COST OF SALES AND GROSS PROFIT MARGIN


Percent
52.4
52.8
53.3
53.7
51.6
1,400.6
1,165.7
1,223.9
1,234.7
1,263.6
555.2
577.0
576.3
585.5
Billions of yen
03
04
05
06
07

● Net Sales ● Gross Profit Margin
O Cost of Sales

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES AND PERCENTAGE OF NET SALES


Percent
43.7
43.9
44.3
44.5
43.0
601.9
508.9
537.4
546.6
561.7
Billions of yen
03
04
05
06
07

● Selling, General and Adminstrative Expenses
● Percentage of Net Sales

NET INCOME AND NET INCOME PER SHARE


Yen
33.27
50.58
53.23
55.98
69.86
66.7
32.3
49.0
51.2
53.5
Billions of yen
03
04
05
06
07

● Net Income
● Net Income per Share

Overall industry volumes in the beer + happo-shu + new genre category showed a slight decline of approximately 0.3% during 2007, following a decline of around 1% in 2006. This flattening of the market mainly reflects two ongoing trends in Japan—a declining birthrate and population, and diversification of consumer tastes.

Kirin recorded a decline in volumes largely in line with the industry as a whole. Kirin's sales of canned beer increased with the introduction of *Kirin The Gold*, and sales of happo-shu products for health-conscious consumers also increased. Sales volumes of Kirin's new genre products outperformed the industry, with the strong performance of *Kirin Nodogoshi Nama* and *Kirin Sparkling Hop* in this category resulting in growth of 10.3% and reinforcing Kirin's dominant market position.

Sales volumes of RTDs, including Kirin's market-leading *Kirin Hyoketsu* chu-hi series and Mercian's range of RTDs, decreased 11.5%, mainly reflecting the impact of the adoption of open pricing for Kirin's RTD products on January 1, 2007. Lion Nathan again performed strongly with its eighth consecutive year of profit growth, as outlined on the following page.

Kirin's business and capital alliance with Mercian Corporation, which was announced on November 16, 2006, led to cooperation in the areas of sales and R&D. Mercian's brand portfolio has expanded from the transfer of Kirin's wine business to Mercian, and the two companies are actively cooperating together on sales and marketing.

A notable feature of the business environment in 2007 was the dramatic increase in the cost of raw materials. Aluminum, cartons, malt, corn and other items all cost significantly more during the year, with overall raw material costs at Kirin Brewery increasing ¥7.2 billion. Although considerable efforts were made to boost efficiency and reduce costs, the severe cost pressure resulted in Kirin announcing a number of price increases effective early 2008.

Soft Drinks

Kirin's soft drinks business is centered on its 100% subsidiary Kirin Beverage Corporation, which is the third-largest soft drinks company in Japan.

Consolidated sales in the soft drinks business totaled ¥411.2 billion in 2007, 4.7% higher than in the previous year. Operating income decreased 8.7% to ¥17.9 billion, representing 14.9% of Group operating income.

Overall sales volumes in the Japanese soft drinks industry are calculated to have increased approximately 4% year on year for 2007, and Kirin's sales volumes exceeded this with growth of 5% to reach a record level of domestic soft drink sales. Key growth categories included coffee and mineral water.

The decrease in operating income was primarily due to higher raw material costs and change to the sales composition by container type, which impacts profitability if sales growth takes place in products sold in containers with higher unit costs.

Pharmaceuticals

Kirin's pharmaceuticals business was transferred to Kirin Pharma Company, Limited ("Kirin Pharma") with the shift to a holding company structure on July 1, 2007. Consolidated sales in the pharmaceuticals segment totaled ¥69.9 billion in 2007, an increase of 4.0%. Operating income increased 7.9% to ¥13.0 billion, representing 10.8% of Group operating income for the year. Top-line growth was aided by robust sales of core products, along with higher sales at overseas subsidiaries in China, Korea, and Taiwan. An important new product introduced during the year was long-acting erythropoiesis stimulating agent *NESP Injection Syringe* in July, and Kirin also received regulatory approval and NHS pricing for *REGPARA*, a new type of medicine for secondary hyperparathyroidism that was subsequently launched in January 2008.

In October 2007 Kirin announced the formation of a strategic alliance with Kyowa Hakko Group under which the pharmaceuticals businesses of the two groups will be combined. Kyowa Hakko and Kirin Pharma each have strength in biotechnology, and with the formation on October 1, 2008 of a new company, Kyowa Hakko Kirin, Kirin aims to develop Japan's first world-class R&D-based life sciences company.

Other Businesses

Included in this segment are food, health foods and functional foods, seasonings, agribio, and certain other businesses. Consolidated sales in the other businesses segment totaled ¥130.5 billion, an increase of 22.4% from the previous year. Operating income was ¥4.3 billion, representing 3.6% of Group operating income.

The increase in sales and operating income in this segment primarily reflects the consolidation of Mercian Corporation. From 2008 onward the scale of this segment will increase substantially with the consolidation of National Foods Limited, Australia's leading dairy product and beverage company, which became a 100% subsidiary of Kirin in December 2007.

RESULTS BY GEOGRAPHIC REGION

Total net sales in Japan increased 9.8% to ¥1,130.2 billion, accounting for 80.7% of consolidated Group sales. Operating income in Japan increased 8.6% to ¥90.3 billion.

In Asia and Oceania (excluding Japan), sales increased 18.6% to ¥208.8 billion, accounting for 14.9% of consolidated Group sales. Operating income increased 17.5% to ¥35.8 billion.

In the others region (including the United States and Europe), sales increased 6.4% to ¥61.5 billion, accounting for 4.4% of consolidated Group sales. Operating income increased 25.0% to ¥6.0 billion.

Consolidated Kirin Group sales overseas increased 16.8% overall to ¥282.3 billion, representing 20.2% of total consolidated sales.

NET SALES BY BUSINESS SEGMENT



Billions of yen
613.6
622.3
621.8
696.9
788.9
359.6
372.3
380.1
392.7
57.5
134.9
62.7
166.5
67.6
165.1
67.2
106.6
69.9
130.5
03
04
05
06
07
Alcohol Beverages
Soft Drinks
Pharmaceuticals
Other Businesses

*Engineering, distribution and other such companies that were previously included in the Other business segment have been transferred into the Alcohol Beverages business segment. Figures for 2007 and 2006 have been restated to reflect the new business segment allocations.

NET SALES BY GEOGRAPHIC SEGMENT



Billions of yen
208.8
140.3
156.8
158.9
176.1
966.0
1,011.4
1,018.3
1,029.6
59.3
55.7
57.4
57.8
61.5
03
04
05
06
07
Asia/Oceania
Japan
Others

EBITDA



Billions of yen
165.4
193.5
188.4
191.1
213.1
03
04
05
06
07

RESULTS OF OPERATIONS BY MAJOR COMPANIES IN 2007

(¥ billion)	Sales	Operating income	Ordinary income	Net income	Kirin Group consolidated net income
Major Consolidated Subsidiaries					
Kirin Beverage Corporation	400.5	15.6	—	—	—
Mercian Corporation	103.3	0.8	0.8	0.4	0.2
Lion Nathan Ltd.	190.2	45.1[1]	36.2[1]	27.5	12.7
Consolidation adjustment of intangible assets		(6.9)	(6.9)	(6.9)	(3.2)
Amortization of goodwill		(4.0)	(4.0)	(4.0)	(3.2)
Major Affiliates					
San Miguel Corporation[2]	593.2	45.4	38.9	28.7	*5.7
Equity in earnings of affiliates*			*5.7	5.7	5.7
Amortization of consolidation difference equivalents			(2.1)	(2.1)	(2.1)

**Included in Kirin's consolidated results as equity in earnings of affiliates.*

Note 1: After reclassification of certain amounts of operating income and expenses into special income and expenses in the consolidated income statements.

Note 2: For San Miguel Corporation, which has a closing date of December 31, the figures are calculated based on financial results from October 2006 to September 2007.

EBITDA

EBITDA (income before income taxes and minority interests - interest income - dividend income + interest expense + amortization of goodwill + depreciation and amortization) for 2007 increased ¥22.0 billion to ¥213.1 billion, due mainly to an increase in income before income taxes and minority interests.

CAPITAL INVESTMENTS

Consolidated investment during 2007 for property, plant and equipment and intangible assets increased ¥6.9 billion to ¥66.8 billion on a payment basis. Major facilities completed during the fiscal year or under construction or consideration included: upgrading a brewery in Fukuoka, refurbishing equipment at the Toride plant, renovating the Shiga plant, and vending machine purchases at Kirin Beverage Corporation.

RESEARCH AND DEVELOPMENT*

It is Kirin's policy to invest appropriately in research and development in pursuit of business growth in each of its business segments. Consolidated R&D expenses for 2007 increased 1.1% to ¥28.5 billion, representing 2.0% of consolidated net sales.

**Note: For details please refer to the R&D section on page 67.*

EMPLOYEES

As of December 31, 2007, the total number of employees in the consolidated Group was 27,543, comprising: 12,954 in the Alcohol Beverages business; 5,219 in the Soft Drinks business; 1,607 in the Pharmaceuticals business; 7,507 in Other businesses; and 256 in administration. These employees had an average age of 39.9 and had served with Kirin for an average of 15.2 years.

CONSOLIDATED CASH FLOWS

Net cash provided by operating activities was ¥114.5 billion, ¥9.1 billion lower than in the previous year. Although income before income taxes and minority interests increased by ¥16.8 billion, working capital increased by ¥9.3 billion due to changes in items such as notes and accounts receivable, trade, inventories, notes and accounts payable, liquor taxes payable and consumptions taxes payable, corporate tax payments increased ¥18.6 billion, and gain on sale of fixed assets increased ¥17.7 billion.

Net cash used in investing activities was ¥269.6 billion, ¥116.3 billion more than in the previous year. Investment in fixed assets was ¥66.8 billion, ¥6.9 billion more than in the previous year, and primarily related to capital investment in the domestic alcohol business. Investment for acquisition of marketable and investment securities was ¥183.7 billion, ¥177.0 billion higher than in the previous year, driven mainly by the acquisition of shares of Kyowa Hakko Kogyo Co., Ltd. and Terumo Corporation. Investment for acquisition of subsidiaries was ¥77.2 billion, ¥24.6 billion less than in the previous year, and primarily related to the acquisition of shares of National Foods Limited. The sale of fixed assets provided an inflow of ¥24.7 billion, and the sale of marketable securities and investment securities resulted in proceeds of ¥9.1 billion.

Net cash provided by financing activities was ¥121.5 billion, compared to net cash used in financing of ¥50.0 billion in the previous year. Cash inflow from borrowings for the year was ¥151.2 billion. Cash dividends paid decreased ¥2.4 billion to ¥29.7 billion.

Consolidated cash and cash equivalents ("cash") totaled ¥52.3 billion as of December 31, 2007, a decrease of ¥34.2 billion compared to the end of the previous fiscal year. Outflows for investment activities such as the acquisition of shares of Kyowa Hakko Kogyo Co., Ltd. were covered by loans from financial institutions, cash reserves and others.

FINANCIAL POSITION

Total assets at the end of 2007 were ¥2,469.6 billion, an increase of ¥506.1 billion compared to one year earlier. The increase in total assets was mainly due to an increase in assets associated with the acquisition of National Foods Limited and the acquisition of shares in Kyowa Hakko Kogyo Co., Ltd.

FREE CASH FLOWS* AND CAPITAL EXPENDITURE


Billions of yen
55.5
59.7
83.7
69.0
62.9
38.0
59.9
(29.5)
66.8
(155.0)
03
04
05
06
07

● Free Cash Flows
○ Capital Expenditure

**Free cash flows = Net cash provided by operating activities – Net cash used in investing activities*

WORKING CAPITAL AND CURRENT RATIO


Percent
127.5
140.2
124.6
128.0
71.2
178.0
121.9
117.4
126.0
Billions of yen
(257.1)
03
04
05
06
07

● Working Capital
● Current Ratio

TOTAL CAPITAL


1,664.6
1,235.0
1,081.8
1,122.1
1,221.2
Billions of yen
03
04
05
06
07

	03	04	05	06	07
■	261.0	238.6	160.3	215.4	205.0
□	16.8	24.8	18.2	25.6	404.7
■	803.8	858.6	972.6	993.9	1,054.8

● Long-Term Debt and Bonds
○ Short-Term Loans/Long-Term Debt with Current Maturities and Bonds due within one year
● Shareholders' Equity

Current assets had increased ¥58.9 billion to ¥634.6 billion, due mainly to an increase in notes and accounts receivables and an increase in inventories. Current liabilities had increased ¥442.0 billion to ¥891.7 billion, due mainly to an increase in short-term loans and an increase in notes and accounts payables. The current ratio was 71.2%, compared to 128.0% one year earlier.

Inventories increased ¥28.8 billion to ¥148.6 billion. The inventory turnover rate was 13.4 times, a decrease of 2.2 times.

Total fixed assets were higher than at December 31, 2006, increasing ¥447.3 billion to ¥1,835.0 billion. Property plant and equipment increased ¥42.3 billion to ¥635.9 billion. Intangible assets increased ¥217.3 billion to ¥386.9 billion, mainly reflecting goodwill associated with acquisitions. Investments and other assets increased ¥187.7 billion to ¥812.1 billion, primarily because of investments in new equity affiliate Kyowa Hakko and others. Long-term liabilities increased ¥8.3 billion to ¥478.3 billion.

R&D EXPENSES AND PERCENTAGE OF NET SALES



Percent
Billions of yen
2.3
2.3
2.3
2.2
2.0
26.5
28.2
28.7
28.2
28.5
03
04
05
06
07
● R&D Expenses
● Percentage of Net Sales

ROE



Percent
4.1
5.9
5.6
5.4
6.5
03
04
05
06
07

OUTLOOK FOR 2008

There is considerable uncertainty in the outlook for the global and the domestic economy for 2008. In the food and beverage industry, raw material costs are expected to remain high, with continuing severe competition and pricing pressure. In the international beverages industry, consolidation is likely to continue. In emerging countries, the alcohol and soft drink markets are expected to expand in line with economic growth. Domestically, the long-term trends of declining population and diversification of consumer tastes are likely to continue influencing the market. Further growth appears likely in the market for products targeting health-conscious consumers. Significant hikes in the cost of raw materials may result in further price rises at the consumer level in a range of industries.

Kirin's key strategic management issues during 2008, the second year of Kirin's 2007-2009 Medium-term Business Plan (KV2015 Stage I), are:

— *Pursuing rapid post-merger integration of Mercian, Kyowa Hakko and National Foods*
— *Maximizing Group synergies domestically and overseas*
— *Optimizing Kirin's business portfolio to match the changing business environment*

2008 will be Kirin's first full year of operation under the holding company structure, and with the consolidation of National Foods and Kyowa Hakko the Group will operate on a new scale. Reflecting the key strategic issues outlined above, Kirin's business policies for the year include:

1. *Pursuing an integrated beverages Group strategy with the aim of achieving steady growth in Kirin's core alcohol beverages and soft drinks businesses*
2. *Establishing a structure for further growth in the pharmaceuticals business through the alliance with Kyowa Hakko*
3. *Clearly defining the scope of Kirin's health foods and functional foods business and developing a business strategy that harnesses Group synergies*
4. *Developing an international business strategy to become a leading food and health company in Asia and Oceania, incorporating National Foods and others*
5. *Pursuing a financial strategy aimed at maximizing corporate value*
6. *Implementing CSR initiatives under Kirin Group's CSR policy*

In the domestic alcohol beverage business, the overriding theme is to develop business and product strategies to maximize profits. Key initiatives will include: strengthening mainstay products with the enhancement of core brands such as *Kirin Tanrei Nama* happo-shu and new genre product *Kirin Nodogoshi Nama*; expanding sales of products for health-conscious consumers with the launch of *Kirin ZERO* and renewal of *Tanrei Green Label*; and increasing total demand. Kirin and Mercian will focus on synergistic development and marketing of their respective RTD, shochu and wine products under the new alliance structure. The impact of price increases to recover raw material costs that were implemented in February 2008 will be watched closely.

In overseas alcohol markets further initiatives will be undertaken to support a quantum leap in growth, including capital investments to upgrade facilities at Lion Nathan, an expansion of activity in key Chinese regions, and consideration of potential new alliance partners outside of Japan.

In soft drinks, Kirin Beverage will focus on core brands and target a double-digit increase in domestic sales volumes. Initiatives to expand business overseas will continue in China, Vietnam and other regions mainly in Asia and Oceania.

In pharmaceuticals, key product focuses will include increasing the market share of core EPA products *NESP* and *ESPO*, and achieving early market penetration of new product *REGPARA*. At the same time Kirin Pharma will develop a robust framework to optimize synergies arising from the establishment of Kyowa Hakko Kirin on October 1, 2008.

In other businesses, post merger integration of National Foods will be a major focus, with the aim of realizing concrete synergies and developing Kirin's food and beverage business in Asia and Oceania. Other initiatives will be directed at developing the non-pharmaceutical elements of the business alliance with Kyowa Hakko Group, along with further development of the overseas manufacturing operations of Kirin Food-Tech Co., Ltd.

On April 30, 2008, Kirin announced upward revisions to its forecasts for the fiscal year ending December 31, 2008, and is forecasting consolidated sales for the fiscal year ending December 31, 2008 to grow 33.2% year on year to ¥2,400.0 billion, with consolidated operating income increasing 36.0% to ¥164.0 billion. Consolidated ordinary income is forecast to increase 22.4% to ¥151.0 billion, with consolidated net income increasing 94.9% to ¥130.0 billion.

Disclaimer

Statements in this report that are not historical fact are forward-looking statements based on the current beliefs, estimates, and expectations of management. Various risks and uncertainties could cause results to differ materially from these projections. These risks and uncertainties include exchange rates, changes in domestic or overseas economic conditions, changes in consumer behavior or competitor activity, and changes in laws, regulations or policies in any of the countries where Kirin conducts operations. Kirin adopts measures to control these and other types of risks, but does not guarantee that such measures will be effective.

Consolidated Balance Sheets

Kirin Holdings Company, Limited and Consolidated Subsidiaries
December 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2007	2006	2007
Current Assets			
Cash (Note 19)	¥ 55,009	¥ 89,483	$ 481,901
Notes and accounts receivable, trade	361,127	321,694	3,163,618
Marketable securities (Note 13)	246	675	2,155
Inventories	148,649	119,887	1,302,225
Deferred tax assets (Note 20)	19,906	17,937	174,384
Other	52,190	28,059	457,205
Allowance for doubtful accounts	(2,500)	(1,950)	(21,901)
Total Current Assets	634,629	575,787	5,559,605
Fixed Assets			
Property, plant and equipment (Notes 3 and 4)			
(Net of accumulated depreciation and accumulated loss from impairment)			
Buildings and structures	203,103	194,325	1,779,264
Machinery, equipment and vehicles	197,053	170,095	1,726,263
Land (Note 23)	158,558	155,866	1,389,031
Construction in progress	35,437	33,110	310,442
Other	41,809	40,240	366,263
Total	635,963	593,639	5,571,292
Intangible Assets			
Goodwill	258,780	96,853	2,267,017
Other	128,134	72,846	1,122,505
Total	386,915	169,699	3,389,531
Investments and Other Assets			
Investment securities (Notes 13 and 16)	712,234	524,135	6,239,456
Long-term loans receivable	10,387	3,891	90,994
Deferred tax assets (Note 20)	34,583	15,912	302,961
Other (Note 16)	57,838	84,454	506,684
Allowance for doubtful accounts	(2,884)	(3,933)	(25,265)
Total	812,160	624,460	7,114,848
Total Fixed Assets	1,835,038	1,387,798	16,075,672
Total Assets	¥ 2,469,667	¥ 1,963,586	$ 21,635,278

The accompanying notes are an integral part of these statements.

LIABILITIES	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 1) 2007
Current Liabilities			
Notes and accounts payable, trade	¥ 139,255	¥ 107,610	$ 1,219,929
Short-term loans payable and long-term debt with current maturities (Note 3)	404,725	25,629	3,545,554
Liquor taxes payable	108,260	106,429	948,401
Income taxes payable	31,958	33,641	279,964
Allowance for employees' bonuses	4,334	2,305	37,967
Allowance for bonuses for directors and corporate auditors	442	297	3,872
Reserve for loss on repurchase of land	2,987	—	26,167
Accrued expenses	105,216	85,991	921,734
Deposits received	17,286	24,866	151,432
Other	77,293	62,991	677,117
Total Current Liabilities	891,760	449,763	7,812,176
Long-term Liabilities			
Bonds (Note 3)	92,831	98,830	813,236
Long-term debt (Note 3)	112,244	116,586	983,302
Deferred tax liabilities (Note 20)	88,329	71,028	773,797
Deferred tax liability due to land revaluation (Notes 20 and 23)	1,471	1,471	12,886
Employees' pension and retirement benefits (Note 22)	60,188	62,153	527,271
Retirement benefits for directors and corporate auditors	589	1,739	5,159
Reserve for repair and maintenance of vending machines	6,387	6,863	55,952
Reserve for loss on repurchase of land	—	2,987	—
Reserve for losses on guarantees	—	548	—
Deposits received (Note 3)	69,644	69,795	610,109
Other	46,665	38,092	408,804
Total Long-term Liabilities	478,351	470,098	4,190,547
Total Liabilities	1,370,111	919,862	12,002,724
NET ASSETS			
Shareholders' equity (Note 17)			
Common stock			
Authorized — 1,732,026,000 shares			
Issued — 984,508,387 shares	¥ 102,045	¥ 102,045	$ 893,955
Capital surplus	71,353	71,114	625,081
Retained earnings	781,499	732,134	6,846,246
Treasury stock, at cost			
29,779,060 shares in 2007 and 29,155,714 in 2006	(28,170)	(26,797)	(246,780)
Total shareholders' equity	926,727	878,497	8,118,501
Valuation and translation adjustments			
Net unrealized holding gains on securities	124,743	122,466	1,092,798
Deferred gains or losses on hedges	370	(352)	3,241
Land revaluation difference (Note 23)	(4,713)	(4,713)	(41,287)
Foreign currency translation adjustments	7,683	(1,907)	67,306
Total valuation and translation adjustments	128,083	115,492	1,122,058
Minority interests	44,744	49,734	391,975
Total Net Assets	1,099,555	1,043,724	9,632,544
Total Liabilities and Net Assets	¥ 2,469,667	¥ 1,963,586	$ 21,635,278

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Sales	¥ 1,801,164	¥ 1,665,946	¥ 1,632,249	$ 15,778,922
Less liquor taxes	400,555	402,321	397,527	3,509,023
Net sales	1,400,608	1,263,625	1,234,721	12,269,890
Cost of sales	678,058	585,531	576,393	5,940,061
Gross profit	722,550	678,093	658,328	6,329,829
Selling, general and administrative expenses (Note 6)	601,942	561,735	546,619	5,273,254
Operating income	120,608	116,358	111,708	1,056,574
Non-operating income				
Interest income	1,971	1,484	1,058	17,266
Dividend income	5,292	5,124	3,225	46,360
Equity in earnings of affiliates	10,282	8,131	8,495	90,074
Other	5,548	4,401	6,038	48,602
Total	23,094	19,142	18,817	202,312
Non-operating expenses				
Interest expense	12,618	9,736	9,231	110,538
Loss on sale and disposal of finished goods	1,944	994	1,963	17,030
Other	5,749	3,904	4,449	50,363
Total	20,312	14,635	15,645	177,941
Ordinary income	123,389	120,865	114,881	1,080,937
Special income				
Gain on sale of fixed assets	19,728	2,007	1,440	172,825
Reversal of allowance for doubtful accounts	687	670	2,182	6,018
Gain on sale of investment securities (Note 13)	653	7,940	1,633	5,720
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	—	—	536	—
Gain on sale of shares of subsidiaries and affiliates	184	—	8	1,611
Reversal of reserve for loss on repurchase of land	—	270	—	—
Reversal of reserve for losses on guarantees	62	139	—	543
Gain on transfer of real estate in trust	1,089	—	—	9,540
Total	22,404	11,028	5,802	196,268
Special expenses				
Loss on disposal of fixed assets	5,578	6,041	4,264	48,865
Loss on sale of fixed assets	564	127	605	4,940
Loss on impairment (Note 7)	2,361	5,755	85	20,683
Loss on devaluation of investment securities (Note 13)	230	195	1,466	2,014
Loss on sale of investment securities (Note 13)	14	4	55	122
Business restructuring expense (Note 8)	3,878	4,492	4,259	33,972
Loss on sale of shares of subsidiaries and affiliates	1,731	—	159	15,164
Expense of reserve for losses on guarantees	—	—	786	—
Amortization of goodwill (Note 9)	—	1,588	—	—
Loss due to change in pension and retirement benefit plans (Note 12)	—	2,126	—	—
Loss of equity method investments (Note 10)	1,929	—	—	16,898
General interest charge of income taxes for prior years in a foreign subsidiary (Note 11)	1,092	—	—	9,566
Total	17,380	20,332	11,682	152,255
Income before income taxes and minority interests	128,413	111,560	109,001	1,124,949
Income taxes - current	48,800	52,485	40,226	427,507
Income taxes for prior years (Note 11)	(2,011)	—	—	(17,617)
Income taxes - deferred	3,554	(1,627)	8,722	31,134
Minority interests	11,355	7,189	8,788	99,474
Net income	¥ 66,713	¥ 53,512	¥ 51,263	$ 584,432

	Yen			U.S. dollars (Note 1)
Earnings per share				
Primary	¥ 69.86	¥ 55.98	¥ 53.23	$ 0.61
Diluted	—	—	—	—
Cash dividends per share applicable to the year	21.00	17.00	14.50	0.18

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Net Assets

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Common stock				
Number of shares (Thousands of shares)				
Balance at beginning of year	984,508	984,508	984,508	
Balance at end of year	984,508	984,508	984,508	
Amount				
Balance at beginning of year	¥ 102,045	¥ 102,045	¥ 102,045	$ 893,955
Balance at end of year	¥ 102,045	¥ 102,045	¥ 102,045	$ 893,955
Capital surplus				
Additional paid-in capital:				
Balance at beginning of year	¥ 71,114	¥ 70,999	¥ 70,984	$ 622,987
Increase in capital surplus				
Surplus from sale of treasury stock	239	114	14	2,093
Balance at end of year	¥ 71,353	¥ 71,114	¥ 70,999	$ 625,081
Retained earnings				
Retained earnings at beginning of year	¥ 732,134	¥ 730,226	¥ 687,905	$ 6,413,788
Increase in retained earnings				
Increase due to assets revaluation of foreign subsidiaries	—	—	3,081	—
Foreign currency translation adjustments of foreign subsidiaries and affiliates	—	—	864	—
Increase due to change in accounting standards of foreign subsidiaries and affiliates	—	—	861	—
Increase resulting from newly consolidated subsidiaries	—	562	—	—
Total	—	562	4,808	—
Decrease in retained earnings				
Cash dividends paid (Note 18)	17,192	14,820	13,458	150,608
Bonuses paid to directors and corporate auditors (Including corporate auditors' portion of ¥16 million for 2006 and ¥15 million for 2005)	—	270	248	—
Decrease due to inclusion of subsidiaries in the consolidation scope	—	10	42	—
Decrease due to change in accounting standards of foreign subsidiaries (Note 18)	—	6,602	—	—
Decrease due to exclusion of affiliates accounted for by the equity method	155	24,404	—	1,357
Foreign currency translation adjustments of foreign subsidiaries and affiliates (Note 18)	—	6,057	—	—
Total	17,347	52,167	13,749	151,966
Net income	66,713	53,512	51,263	584,432
Retained earnings at end of year	¥ 781,499	¥ 732,134	¥ 730,226	$ 6,846,246
Treasury stock				
Balance at beginning of year	¥ (26,797)	¥ (25,091)	¥ (14,456)	$ (234,752)
Purchase of treasury stock	(1,711)	(1,855)	(10,693)	(14,989)
Sale of treasury stock	337	150	58	2,952
Balance at end of year	¥ (28,170)	¥ (26,797)	¥ (25,091)	$ (246,780)
Net unrealized holding gains on securities				
Balance at beginning of year	¥ 122,466	¥ 117,207	¥ 52,463	$ 1,072,851
Net changes of items	2,277	5,258	64,744	19,947
Balance at end of year	¥ 124,743	¥ 122,466	¥ 117,207	$ 1,092,798
Deferred gains or losses on hedges				
Balance at beginning of year	¥ (352)	¥ —	¥ —	$ (3,083)
Net changes of items	723	(352)	—	6,333
Balance at end of year	¥ 370	¥ (352)	¥ —	$ 3,241
Land revaluation difference				
Balance at beginning of year (Note 23)	¥ (4,713)	¥ (4,713)	¥ (4,713)	$ (41,287)
Balance at end of year	¥ (4,713)	¥ (4,713)	¥ (4,713)	$ (41,287)
Foreign currency translation adjustments				
Balance at beginning of year	¥ (1,907)	¥ (18,073)	¥ (35,614)	$ (16,706)
Net changes of items	9,591	16,165	17,541	84,021
Balance at end of year	¥ 7,683	¥ (1,907)	¥ (18,073)	$ 67,306
Minority interests				
Balance at beginning of year	¥ 49,734	¥ 79,292	¥ 78,857	$ 435,689
Net changes of items	(4,990)	(29,558)	435	(43,714)
Balance at end of year	¥ 44,744	¥ 49,734	¥ 79,292	$ 391,975

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Cash flows from operating activities				
Income before income taxes and minority interests	¥ 128,413	¥ 111,560	¥ 109,001	$ 1,124,949
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	71,913	68,432	71,002	629,986
Loss on impairment	2,361	5,755	85	20,683
Amortization of consolidation differences	—	—	3,507	—
Amortization of goodwill	7,448	8,040	—	65,247
Increase (decrease) in employees' pension and retirement benefits	(1,913)	(9,976)	(1,258)	(16,758)
Interest and dividend income	(7,263)	(6,609)	(4,283)	(63,626)
Equity in earnings of affiliates	(10,282)	(8,131)	(8,495)	(90,074)
Interest expense	12,618	9,736	9,231	110,538
Gain on sale of fixed assets	(19,728)	(2,007)	(1,440)	(172,825)
Gain on sale of marketable securities and investment securities	(653)	(7,940)	(1,633)	(5,720)
Loss on disposal and sale of fixed assets	6,143	6,169	4,870	53,815
Loss on devaluation of investment securities	230	195	1,466	2,014
Decrease (increase) in notes and accounts receivable, trade	(3,205)	3,031	3,238	(28,077)
Decrease (increase) in inventories	(10,439)	(5,198)	(8,336)	(91,449)
Increase (decrease) in notes and accounts payable, trade	5,076	(8,558)	(4,329)	44,467
Increase (decrease) in liquor taxes payable	(57)	(1,203)	(9,724)	(499)
Increase (decrease) in consumption taxes payable	7,942	1,940	(4,044)	69,575
Increase (decrease) in deposits received	(7,310)	(7,764)	(21,858)	(64,038)
Other	(3,377)	10,741	4,449	(29,583)
Sub-total	177,917	168,213	141,447	1,558,624
Interest and dividend received	10,472	9,094	7,254	91,738
Interest paid	(11,629)	(10,104)	(9,114)	(101,874)
Income taxes paid	(62,175)	(43,517)	(34,871)	(544,678)
Net cash provided by operating activities	114,585	123,685	104,716	1,003,810
Cash flows from investing activities				
Payment for purchases of property, plant and equipment and intangible assets	(66,873)	(59,953)	(62,960)	(585,834)
Proceeds from sale of property, plant and equipment and intangible assets	24,747	4,745	14,339	216,793
Payment for purchases of marketable securities and investment securities	(183,787)	(6,716)	(35,409)	(1,610,048)
Proceeds from sale and redemption of marketable securities and investment securities	9,194	9,095	18,447	80,543
Payment for purchases of shares of subsidiaries	(6,648)	(75,585)	(6,755)	(58,239)
Payment for acquisition of shares of newly consolidated subsidiaries (Note 19)	(70,589)	(26,253)	(2,336)	(618,388)
Payment of loans receivable	(38,052)	(896)	(1,514)	(333,350)
Collection of loans receivable	38,208	1,215	2,546	334,717
Proceeds from cancellation of life insurance investments	23,232	—	—	203,521
Other	946	1,109	6,947	8,287
Net cash used in investing activities	(269,621)	(153,239)	(66,693)	(2,361,988)
Cash flows from financing activities				
Increase (decrease) in short-term loans payable	310,909	(980)	(287)	2,723,688
Proceeds from long-term debt	18,139	77,684	6,325	158,904
Repayment of long-term debt	(177,758)	(21,770)	(25,151)	(1,557,231)
Payment for redemption of bonds	—	(69,900)	—	—
Payment for purchase of treasury stock	(1,711)	(1,855)	(10,693)	(14,989)
Proceeds from sale of treasury stock	576	265	72	5,045
Payment for purchase of treasury stock by consolidated subsidiary	(27)	(906)	—	(236)
Cash dividends paid	(17,208)	(14,830)	(13,446)	(150,749)
Cash dividends paid to minority shareholders	(12,554)	(17,408)	(8,086)	(109,978)
Other	1,189	(309)	(774)	10,416
Net cash provided by (used in) financing activities	121,555	(50,012)	(52,041)	1,064,870
Effect of exchange rate fluctuation on cash and cash equivalents	(740)	704	1,563	(6,482)
Net increase (decrease) in cash and cash equivalents	(34,222)	(78,862)	(12,456)	(299,798)
Cash and cash equivalents at beginning of year	86,588	164,800	177,257	758,545
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries	(58)	650	—	(508)
Cash and cash equivalents at end of year (Note 19)	¥ 52,307	¥ 86,588	¥ 164,800	$ 458,230

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Kirin Holdings Company, Limited (the "Company") and its consolidated subsidiaries have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in their respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements. As discussed in Note 2 (19), the consolidated statements of changes in net assets for 2005 have been prepared for the purpose of inclusion in the consolidated financial statements although such statements were not required to be filed with the Local Finance Bureau prior to 2006.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate on December 28, 2007, which was ¥114.15 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Fractions less than one million yen have been omitted. As a result, the total amounts in Japanese yen and translated U.S. dollars shown in the consolidated financial statements and notes to the consolidated financial statements do not necessarily agree with the sum of the individual amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

(1) CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all significant subsidiaries that are controlled through substantial ownership of majority voting rights or through certain other means. All significant inter-company balances and transactions have been eliminated in the consolidation. In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time when the Company acquired control of the respective subsidiaries. The number of consolidated subsidiaries was as follows:

	Number of companies at year-end		
	2007	2006	2005
Consolidated subsidiaries	345	272	257

Changes in the scope of consolidation are as follows:

(a) In 2007, due to new establishment, 1 subsidiary of Kirin Holdings (Australia) Pty Ltd, 1 subsidiary of Kirin Agribio EC B.V. and 1 subsidiary of Kirin Beverage Corporation became consolidated subsidiaries.

(b) In 2007, due to new acquisition, National Foods Limited, Berri Limited and 44 other subsidiaries of Kirin Holdings (Australia) Pty Ltd, 2 subsidiaries of Kirin Beverage Corporation and 28 subsidiaries of Lion Nathan Ltd. became consolidated subsidiaries.

(c) In 2007, due to sale of shares, Kirin Plaza Co., Ltd., Beerstyle 21 Inc. and 3 other companies were excluded from the scope of consolidation.

(d) In 2007, due to completion of liquidation, Twyford International Inc. was excluded from the consolidation scope.

(e) In 2006, due to new acquisition, Mercian Corporation and its 13 subsidiaries along with 1 subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc. became consolidated subsidiaries.

(f) In 2006, due to new establishment, 4 subsidiaries of Lion Nathan Ltd., 1 subsidiary of Kirin Beverage Corporation and one other company became consolidated subsidiaries.

(g) In 2006, due to increase in materiality, Kirin Holdings Netherlands B.V. and one other company became consolidated subsidiaries.

(h) In 2006, due to sale of shares, Flowergate Co., Ltd. and 3 other companies were excluded from the scope of consolidation.

(i) In 2006, due to merger, 2 subsidiaries of The Coca-Cola Bottling Company of Northern New England, Inc. were excluded from the consolidation scope.

(j) In 2006, due to merger, 2 subsidiaries of Hematech, Inc. were excluded from the consolidation scope.

Note: Kirin Holdings Netherlands B.V. changed its name from KIRIN International Finance (Netherlands) B.V., as of October 27, 2006.

(Certain subsidiaries including Kirin Agribio USA, Inc. are excluded from the scope of consolidation because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.)

Fiscal year-ends of the following consolidated subsidiaries are different from that of the Company.

	2007		2006	
Consolidated subsidiaries	Fiscal year-end		Fiscal year-end	
Lion Nathan Ltd. and its subsidiaries	September 30	(i)	September 30	(i)
Twyford International Inc.			September 30	(i)
Japan Potato Corporation	September 30	(i)	September 30	(i)
Kirin Agribio Co., Ltd.	September 30	(i)	September 30	(i) (iii)
Kirin Agribio EC B.V. and its subsidiaries	September 30	(i)	September 30	(i) (iii)
Kirin Agribio Shanghai Co., Ltd.	September 30	(i) (iii)		
KV Corporation	September 30	(i)		
CHATEAU REYSSON	October 31	(i)	October 31	(i)
NIPPON LIQUOR LTD.	March 31	(ii)	March 31	(ii)

(i) The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation.

(ii) The Company used the financial statements based on preliminary statements as of its fiscal year-end for the years then ended for consolidation.

(iii) Kirin Agribio Shanghai Co., Ltd. has changed its fiscal year end from December 31 to September 30.

With respect to (i), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.

Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as goodwill in the consolidated balance sheets and amortized using the straight-line method over periods mainly between fifteen and twenty years. Any immaterial amounts are fully recognized as expenses as incurred.

(2) EQUITY METHOD

Investments in significant unconsolidated subsidiaries and affiliates (principally ownership interests of 20% to 50%) are accounted for by the equity method and, accordingly, are stated at purchase cost adjusted for equity earnings and losses belonging to the investments after elimination of unrealized inter-company profits and losses from the date of acquisition of shares. The number of unconsolidated subsidiaries and affiliates accounted for by the equity method was as follows:

	Number of companies at year-end		
	2007	2006	2005
Unconsolidated subsidiaries and affiliates accounted for by the equity method	22	19	16

Changes in the scope of application of the equity method are as follows:

(a) In 2007, due to new acquisition, Kyowa Hakko Kogyo Co., Ltd., Hangzhou Qiandaohu Brewery Co., Ltd. and other 2 affiliates became affiliates accounted for by the equity method.

(b) In 2007, due to sale of shares, 1 subsidiary of Lion Nathan Ltd., which was a consolidated subsidiary in the year ended December 31, 2006, became an affiliate accounted for by the equity method.

(c) In 2007, due to sale of shares, Yonekyu Corporation and one other company were excluded from the scope of application of the equity method.

(d) In 2006, due to new acquisition, 2 affiliates of Mercian Corporation became affiliates accounted for by the equity method.

(e) In 2006, due to new establishment, 1 affiliate of Takeda-Kirin Foods Corporation and 2 other affiliates became affiliates accounted for by the equity method.

(f) In 2006, due to sale of shares, 1 subsidiary of Kirin Agribio EC, which was a consolidated subsidiary in the year ended December 31, 2005, became an affiliate accounted for by the equity method.

(g) In 2006, due to sale of shares, Flower Season Co., Ltd. and one other company were excluded from the scope of application of the equity method.

(h) In 2006, due to exchange of shares, Kinki Coca-Cola Bottling Co., Ltd. was excluded from the scope of application of the equity method.

Certain investments in unconsolidated subsidiaries including Kirin Agribio USA, Inc. and affiliates including Diamond Sports Club Co., Ltd were not accounted for by the equity method and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements are immaterial.

Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly uses their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method. Where the difference between the Company's and an affiliates' year-end is more than 6 months, the Company uses their interim financial statements for the most recent accounting periods and necessary adjustments were made for applying the equity method.

The Company had recognized equity in earnings of San Miguel Corporation based on its year-end financial statements. As the Company has made an effort to respond to demands for expedited business performance disclosure, and in consideration of the difficulty in calculating equity in earnings of affiliates using their final figures, from the year ended December 31, 2006, the Company has calculated equity in earnings of San Miguel Corporation based on its third quarter financial statements. As a result, the consolidated statements of income of the Company for the years ended December 31, 2007 and 2006 include the financial results of San Miguel Corporation for 12 months from October 1, 2006 to September 30, 2007 and 9 months from January 1, 2006 to September 30, 2006, respectively.

(3) FOREIGN CURRENCY TRANSLATION INTO JAPANESE YEN

(a) Translation of accounts

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing on the balance sheet date. Gains and losses resulting from the translation are recognized in the consolidated statements of income as incurred.

(b) Financial statements denominated in foreign currencies

Balance sheets of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate except for shareholders' equity accounts, which are translated at the historical rates. Income statements of consolidated overseas subsidiaries are translated at average rates except for transactions with the Company, which are translated at the rates used by the Company.

(4) CASH AND CASH EQUIVALENTS

In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(5) MARKETABLE AND INVESTMENT SECURITIES

According to the accounting standard, the Company and consolidated subsidiaries examine the intent of holding each security and classify those securities as (a) securities held for trading purposes, (b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (c) equity securities issued by subsidiaries and affiliated companies, or (d) all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities"). The Company and consolidated subsidiaries did not have any security defined as (a) above for the years ended December 31, 2007 and 2006.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by subsidiaries and affiliates that are not consolidated or accounted for by the equity method are stated at the moving-average cost. Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method. Available-for-sale securities without fair market value are stated at the moving-average cost.

If the market value of held-to-maturity debt securities, equity securities issued by unconsolidated subsidiaries and affiliated companies, or available-for-sale securities declines significantly, such securities are restated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline.

For equity securities without fair market value, if the net asset value of the investee declines significantly, such securities are restated to net asset value with the corresponding losses recognized in the period of decline.

In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

(6) INVENTORIES

Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method. Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method. Construction in process is stated at cost determined by the specific identification method.

(7) ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(8) PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION

Property, plant and equipment are stated at cost net of accumulated depreciation and accumulated loss from impairment. Depreciation for the Company and consolidated domestic subsidiaries is calculated using the declining-balance method except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. Depreciation for several consolidated subsidiaries is calculated using the straight-line method.

(9) INTANGIBLE ASSETS

The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method. Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(10) IMPAIRMENT OF FIXED ASSETS

Effective from the year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003) with early adoption permitted from the year ended March 31, 2004 or thereafter.

As a result, income before income taxes and minority interests decreased by ¥2,361 million ($20,683 thousand), ¥5,755 million and ¥85 million for the years ended December 31, 2007, 2006 and 2005 respectively, compared with what would have been reported if the new accounting standard had not been adopted.

Accumulated loss from impairment is deducted directly from the acquisition costs of the related assets in accordance with the revised disclosure requirements.

(11) ALLOWANCE FOR EMPLOYEES' BONUSES

The Company and consolidated subsidiaries provide allowance for employees' bonuses based on the estimated amounts of payment.

(Additional information)

From the second half of the year ended December 31, 2007, the Company and several subsidiaries provided allowance for bonuses based on revised rules, since the Company and several subsidiaries revised rules for payment of employees' bonuses including the partial introduction of performance-linked bonuses, which caused a partial difference between the period subject to the payment of bonuses and the timing of such payment. The effect of this change was to decrease operating income, ordinary income and income before income taxes and minority interests by ¥1,708 million ($14,962 thousand) respectively. The effect of this change on segment information is explained in Note 12 "SEGMENT INFORMATION."

The Company has provided allowance for bonuses effective from the year ended December 31, 2006, since the Company revised rules for payment of employees' bonuses for the year ended December 31, 2006, including the partial introduction of performance-linked bonuses, which caused a partial difference between the period subject to the payment of bonuses and the timing of such payment. The effect of this change was to decrease operating income, ordinary income and income before income taxes and minority interests by ¥1,560 million respectively. The effect of this change on segment information is explained in Note 12 "SEGMENT INFORMATION." As the Company records allowance for employees' bonuses, allowance for employees' bonuses at some subsidiaries, which had previously been included in "Other" of Current Liabilities, and which amounted to ¥663 million for the year ended December 31, 2005, is presented in "Allowance for employees' bonuses" from the year ended December 31, 2006.

(12) ALLOWANCE FOR BONUSES FOR DIRECTORS AND CORPORATE AUDITORS

The Company and consolidated subsidiaries provide allowance for bonuses for directors and corporate auditors based on the estimated amounts of payment.

(13) EMPLOYEES' PENSION AND RETIREMENT BENEFITS

The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized by the straight-line method over mainly 13 to 15 years for the year ended December 31, 2007 and mainly 15 years for the years ended December 31, 2006 and 2005. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 13 to 15 years for the year ended December 31, 2007 and mainly 15 years for the years ended December 31, 2006 and 2005, beginning from the following fiscal year.

(Return of substitutional portion of Welfare Pension Insurance for the year ended December 31, 2005)

Based on the enforcement of the Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received approval from the Minister of Health, Labor and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme. With the transfer of the minimum actuarial liability to the Government on September 8, 2005, the Company completed the procedures for transfer of the substitutional portion of its employees' pension fund plan. The effect on net income of this transfer was immaterial.

Gain on release from the substitutional portion of the government's welfare pension insurance scheme of ¥536 million was recognized at 1 consolidated subsidiary in accordance with the receipt of approval from the Minister of Health, Labor and Welfare for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.

(Change in accounting standard for employees' pension and retirement benefits)

Effective from the year ended December 31, 2005, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No. 3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).

(14) RETIREMENT BENEFITS FOR DIRECTORS AND CORPORATE AUDITORS

Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of the Company and consolidated subsidiaries.

(Additional Information)

For the year ended December 31, 2007, the Company and some consolidated subsidiaries resolved to abolish the retirement benefit system for directors and corporate auditors. Accordingly, an amount equivalent to accrued retirement benefits due to the abolition of the system is recorded as "Other" long-term liabilities.

(15) RESERVE FOR REPAIR AND MAINTENANCE OF VENDING MACHINES

Kirin Beverage Corporation and consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheets.

(16) RESERVE FOR LOSS ON REPURCHASE OF LAND

The Company provides a reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for Promoting Urban Development (the "Organization") in September 1998 with the right for the Organization to sell back the land to the Company on certain conditions. This reserve has been provided because, given the decline in the market value of the land, it is deemed probable that the Organization will exercise its right.

(17) RESERVE FOR LOSSES ON GUARANTEES

For the year ended December 31, 2006, the Company provides the reserve for the probable losses on guarantees of liabilities based on the financial position and other conditions of each company receiving such guarantees.

(18) ACCOUNTING STANDARD FOR PRESENTATION OF NET ASSETS IN THE BALANCE SHEET

Effective from the year ended December 31, 2006, the Company and its consolidated subsidiaries adopted new accounting standards, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, the "New Accounting Standards").

Under the New Accounting Standards, the balance sheet comprises assets, liabilities and net assets sections. Previously, the balance sheet comprised assets, liabilities, minority interests and shareholders' equity sections.

The net assets section comprises four subsections, namely: shareholders' equity; accumulated gains (losses) from valuation and translation adjustments; subscription rights to shares; and minority interests, as applicable.

The net assets section includes items which were not included in the previously presented shareholders' equity section. The accumulated gains (losses) from valuation and translation adjustments section includes unrealized gains (losses) on hedging derivatives, net of taxes. Prior to 2006, unrealized gains (losses) on hedging derivatives were included in assets or liabilities and related income tax effects were not considered.

Minority interests were presented between non-current liabilities and the previously presented shareholders' equity.

The previously presented shareholders' equity and certain other balance sheet items for 2005 have been restated to conform to the 2006 presentation. As a result, minority interests amounting to ¥79,292 million are included in the net assets section as of December 31, 2005.

If the New Accounting Standards had not been adopted and the previous presentation method for the shareholders' equity had been applied, the shareholders' equity at December 31, 2005 and 2006, which comprised common stock, capital surplus, retained earnings, land revaluation difference, net unrealized holding gains on securities, foreign currency translation adjustments and treasury stock, would have been ¥972,601 million and ¥994,342 million, respectively.

(19) ACCOUNTING STANDARD FOR STATEMENT OF CHANGES IN NET ASSETS

Effective from the year ended December 31, 2006, the Company and its consolidated subsidiaries adopted new accounting standards, "Accounting Standard for Statement of Changes in Net Assets" (Statement No. 6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the implementation guidance for the accounting standard for statement of changes in net assets (the Financial Accounting Standard Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 27, 2005), (collectively, the "New Accounting Standards"). Previously, consolidated statements of shareholders' equity were prepared for purposes of inclusion in the consolidated financial statements, although such statements were not required in Japan.

Based on the reclassification of the previously presented shareholders' equity and certain other balance sheet items for 2005 as discussed in Note 2 (18), the consolidated statement of changes in net assets for 2005 have been prepared in accordance with the New Accounting Standards. As a result, minority interest of ¥79,292 million, which were not included in the 2005 consolidated statement of shareholders' equity, are now presented in the consolidated statement of changes in net assets.

(20) RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses for the improvement of existing products or the development of new products, including basic research and fundamental development costs, are recognized in the consolidated statements of income in the year when incurred. The total amount of research and development expenses, included in cost of sales and selling, general and administrative expenses, was ¥28,595 million ($250,503 thousand), ¥28,292 million and ¥28,745 million respectively in 2007, 2006 and 2005.

(21) LIQUOR TAXES

The amounts of liquor taxes stated in the consolidated statements of income represent the liquor taxes on the sale of liquor products in Japan.

(22) INCOME TAXES

Deferred tax accounting is adopted in accordance with the Japanese accounting standards. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax preparation purposes.

(23) CONSUMPTION TAXES

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

(24) BONUSES TO DIRECTORS AND CORPORATE AUDITORS

The company and consolidated subsidiaries recognize directors' and corporate auditors' bonuses as expenses when incurred.

(Change in accounting standard for directors' bonus)

Effective from the year ended December 31, 2006, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting Standards Board of Japan on November 29, 2005. The effect on net income of the adoption of this new accounting standard is not material.

(25) LEASES

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.

(26) DERIVATIVE AND HEDGE ACCOUNTING

The accounting standard for financial instruments requires companies to state derivative financial instruments at fair value and to recognize changes in the fair value as gains and losses unless derivative financial instruments are used for hedging purposes.

If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

For the year ended December 31, 2006, interest rate swap transactions and hedging transactions between consolidated companies were evaluated using fair market value. The valuation difference was recorded as income or loss.

If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

1. If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,

(a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statements of income in the period which includes the inception date, and

(b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

2. If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

Interest rate swaps that hedge transactions between consolidated companies are stated at fair value and the changes in the fair value are recognized as income or loss for the current fiscal year.

Hedging instruments and hedged items

The following summarizes hedging derivative financial instruments used by the Company and consolidated subsidiaries and the items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, currency swap contracts, etc.	Receivables and payables in foreign currency, future transactions in foreign currency
Interest rate swap contracts, etc.	Interests on loans receivable and loans payable
Commodity swap contracts, etc.	Commodity prices

The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices of raw materials and others.

The Company and consolidated subsidiaries evaluate hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

(27) FINANCIAL INSTRUMENTS

Effective from the year ended December 31, 2006, the Company adopted Accounting Standard Board Statement No. 10, "Accounting Standards for Financial Instruments" revised on August 11, 2006 and JICPA Accounting Committee report No. 14, "Practical Guidance for Accounting for Financial Instruments" revised on October 20, 2006. As a result, when the amount of income concerning monetary debt differs from the amount of debt, monetary debt is stated at amortized cost. As the difference between the amount calculated based on amortized cost and the amount of debt, which amounted to ¥2,384 million at the end of the year ended December 31, 2006, was previously included in "Other" of Investment and Other Assets, due to the adoption of the above-mentioned change, both amounts are offset. For the year ended December 31, 2006, ¥9,399 million, which was the amount received relating to construction stated at amortized cost, was included in "Other" of Long-term Liabilities. This revision of accounting standard has no effect on profit and loss.

(28) RECLASSIFICATION AND RESTATEMENT

Certain prior year amounts have been reclassified to conform to the current year presentation. Also, as described in Notes 2 (18) and 2 (19), previously presented shareholders' equity and certain other balance sheet items for 2005 and the consolidated statement of shareholders' equity for 2005, which was voluntarily prepared for the purpose of inclusion in the 2005 consolidated financial statements, have been restated to conform to the new accounting standards adopted in 2006.

These reclassifications and restatement had no impact on previously reported results of operations.

(29) CHANGE OF DEPRECIATION OF FIXED ASSETS

Due to the revision of the Corporation Tax Law, for the year ended December 31, 2007 the method of depreciation of property, plant and equipment acquired on or after April 1, 2007 has been changed to the method based on the revised Corporation Tax Law. However, the Company and some consolidated companies have changed the method for the items acquired on or after July 1, 2007. The effect on net income of this change is immaterial. The change of the method was conducted in the second half of the fiscal year, since the application system update was completed at that time. Hence the previous accounting method was applied for the interim period of the fiscal year. The effect on net income of this change was not material.

3. SHORT-TERM LOANS PAYABLE, LONG-TERM DEBT, BONDS AND OTHER LONG-TERM LIABILITIES

Short-term loans payable outstanding at December 31, 2007 and 2006 consisted of the following:

	December 31, 2007	December 31, 2006	December 31, 2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Unsecured	¥ 321,126	¥ 10,472	$ 2,813,193
Secured	431	254	3,775
Total short-term loans payable	¥ 321,557	¥ 10,726	$ 2,816,968

Average annual interest rates on outstanding short-term loans payable for the years ended December 31, 2007 and 2006 were 1.44% and 0.87% respectively.

Long-term debt and bonds at December 31, 2007 and 2006 consisted of the following:

	December 31, 2007	December 31, 2006	December 31, 2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Loans principally from banks and insurance companies, maturing serially from 2007 to 2016 with average annual interest rates of 7.18% for current portion and 5.52% for non-current portion	¥ 190,812	¥ 131,489	$ 1,671,590
8.65% U.S. dollar private placement bonds issued by foreign subsidiaries, due in 2008-2012	22,993	23,540	201,427
4.53% U.S. dollar private placement bonds issued by foreign subsidiaries, due in 2015	22,940	23,512	200,963
3.76% U.S. dollar private placement bonds issued by foreign subsidiaries, due in 2010	11,495	11,778	100,700
1.20% coupon debentures in yen, due in 2009	40,000	40,000	350,416
Less current maturities	(78,568)	(14,902)	(688,287)
Total long-term debt and bonds	¥ 209,674	¥ 215,417	$ 1,836,828

The above balances of loans include secured loans of ¥18,065 million ($158,256 thousand) and ¥11,982 million for 2007 and 2006, respectively.

Other interest-bearing debt at December 31, 2007 and 2006 consisted of the following:

	December 31, 2007	December 31, 2006	December 31, 2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Finance lease obligation — current (at an average interest rate of 6.28%)	¥ 246	¥ 17	$ 2,155
Finance lease obligation — non-current (at an average interest rate of 6.19% maturing serially between 2008-2028)	2,459	131	21,541
Deposits received from customers (at an average interest rate of 1.24%)	61,365	61,568	537,582

Deposits received on the accompanying consolidated balance sheets include non-interest-bearing deposits.

The above balance of deposits received includes a secured portion of ¥3,408 million ($29,855 thousand) and ¥3,408 million for 2007 and 2006, respectively.

The aggregate annual maturities of long-term debt, bonds and finance lease obligation at December 31, 2007 were as follows.

	Amount	
Year ending December 31,	Millions of yen	Thousands of U.S. dollars (Note 1)
2008	¥ 84,068	$ 736,469
2009	23,998	210,232
2010	54,152	474,393
2011 and thereafter	49,908	437,214
Total	¥ 212,128	$ 1,858,326

Deposits received are not included in the above schedule of annual maturities, as there is no fixed maturity period for these deposits.

As of December 31, 2007 and 2006, assets pledged as collateral for the above secured liabilities were as follows:

	December 31, 2007	December 31, 2006	December 31, 2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Cash	¥ 10	¥ 10	$ 87
Notes and accounts receivable, trade	31,807	20,400	278,642
Property, plant and equipment	5,444	3,078	47,691
Other	0	32	0
Total	¥ 37,262	¥ 23,521	$ 326,430

In addition to the above, deposits received relating to construction were recognized at the discounted present value of ¥9,587 million ($83,985 thousand), in accordance with the accounting standard for financial instruments.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at costs net of accumulated depreciation and accumulated loss from impairment in the consolidated balance sheets, and are summarized as follows:

	December 31, 2007	December 31, 2006	December 31, 2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Buildings and structures	¥ 496,623	¥ 482,339	$ 4,350,617
Machinery, equipment and vehicles	733,439	673,114	6,425,221
Land	158,558	155,866	1,389,031
Construction in progress	35,437	33,110	310,442
Other	154,783	153,165	1,355,961
Total	1,578,843	1,497,597	13,831,300
Accumulated depreciation	(942,880)	(903,957)	(8,260,008)
Net of property, plant and equipment	¥ 635,963	¥ 593,639	$ 5,571,292

5. CONTINGENT LIABILITIES

The Company and consolidated subsidiaries were contingently liable as guarantors of loan obligations of unconsolidated subsidiaries, affiliates, employees and others for the amount of ¥13,511 million ($118,361 thousand) as of December 31, 2007.

6. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Major elements of selling, general and administrative expenses for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Year ended December 31, 2007	2006	2005	Year ended December 31, 2007
	Millions of yen			Thousands of U.S. dollars (Note 1)
Sales promotion	¥ 181,475	¥ 176,389	¥ 168,918	$ 1,589,794
Freight	56,965	53,010	50,517	499,036
Advertising	69,075	66,684	64,104	605,124
Employees' pension and retirement benefit expenses	9,600	8,573	8,638	84,099
Salaries and wages of employees	103,494	94,588	92,317	906,649
Research and development expenses	28,595	28,292	28,726	250,503
Depreciation	25,353	24,856	24,033	222,102

7. LOSS ON IMPAIRMENT

The Company and consolidated subsidiaries classified fixed assets into groups by the respective type of business (alcohol beverages, soft drinks, pharmaceuticals, and others), which are the units making investment decisions.

For fixed assets in the real estate business included in others, the restaurant business and idle properties along with individual properties or stores are considered to constitute a group. Headquarters and welfare facilities are classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.

Carrying amounts of certain assets used for business were not recovered by estimated future cash flows, and their carrying amounts were devalued to their recoverable amounts. Carrying amounts of idle properties were devalued to their recoverable amounts, owing to substantial decline in their fair market value.

During the fiscal year ended December 31, 2007, the Company and consolidated subsidiaries recognized loss on impairment on the following group of assets.

Use	Location	Type of assets
Asset used for business (Restaurant business)	Shinjuku-ku, Tokyo	Buildings and structures, machinery, equipment and vehicles, and others
Idle properties	Guangdong Province, China and 2 others	Buildings and structures, machinery, equipment and vehicles, and others

As a result, the Company recognized a loss on impairment, recorded under special expenses, comprising ¥846 million ($7,411 thousand) for buildings and structures, ¥808 million ($7,078 thousand) for machinery, equipment and vehicles and ¥15 million ($131 thousand) for other items.

The recoverable amount of each group of assets is the higher of net selling price (fair value less costs to sell) or value in use calculated by discounting future cash flows at an interest rate of 5.0%.

For the Australian subsidiaries, a deterioration of investment efficiency led to a lowering of the recoverable amounts. This loss on impairment of ¥690 million ($6,044 thousand) was recognized on goodwill in accordance with Australian accounting standards.

During the fiscal year ended December 31, 2006, the Company and consolidated subsidiaries recognized loss on impairment on the following group of assets.

Use	Location	Type of assets
Asset used for business (Foods business)	Sayama, Saitama and 1 other	Machinery, equipment and vehicles
Idle properties	Kobe, Hyogo and 3 others	Buildings and structures, machinery, equipment and vehicles, and others
Assets used for business (Restaurant business)	Meguro-ku, Tokyo	Buildings and structures, and other

As a result, the Company recognized a loss on impairment, recorded under special expenses, comprising ¥1,785 million for machinery, equipment and vehicles, ¥1,002 million for buildings and structures, and ¥54 million for others.

The recoverable amount of each group of assets is the higher of net selling price (fair value less costs to sell) or value in use calculated by discounting future cash flows at an interest rate of 5.0%.

For the U.S. subsidiary, as its recent operating results were below the business plan, impairment loss of ¥2,912 million was recognized on intangible assets and other (trade mark in accordance with USGAAP).

8. BUSINESS RESTRUCTURING EXPENSE

For the year ended December 31, 2007, business restructuring expense comprised a premium on retirement benefits amounting to ¥28 million ($245 thousand) resulting from early retirement at one consolidated subsidiary, revaluation of certain fixed assets amounting to ¥1,634 million ($14,314 thousand) due to improvement of factory production efficiency, and loss on disposal of fixed assets and others amounting to ¥2,214 million ($19,395 thousand) at one foreign subsidiary.

For the year ended December 31, 2006, business restructuring expense comprised a premium on retirement benefits amounting to ¥584 million resulting from early retirement at one consolidated subsidiary, loss on revaluation of certain fixed assets amounting to ¥1,858 million due to improvement of factory production efficiency, and logistics structure upgrading costs amounting to ¥2,049 million at one foreign subsidiary.

9. AMORTIZATION OF GOODWILL

For the year ended December 31, 2006, the Company fully amortized goodwill as an expense as incurred, in accordance with paragraph 32 (1) of JICPA Accounting Committee report No. 7 "Practical Guidance for Consolidation Procedures Related to Equity Accounts in Consolidated Financial Statements".

10. LOSS OF EQUITY METHOD INVESTMENTS

For the year ended December 31, 2007, the Company fully amortized goodwill related to affiliates as expenses as incurred in accordance with the proviso in paragraph 9 of JICPA Accounting Committee report No. 9, "Practical Guidance for Accounting of Equity Method" and paragraph 32 (1) of JICPA Accounting Committee report No. 7, "Practical Guidance for Consolidation Procedures Related to Equity Accounts in Consolidated Financial Statements".

11. GENERAL INTEREST CHARGE OF INCOME TAXES FOR PRIOR YEARS IN A FOREIGN SUBSIDIARY, INCOME TAXES FOR PRIOR YEARS

During the year ended December 31, 2007, a deduction amount was fixed concerning the writing off of a bad debt that became a point of contention between a certain overseas consolidated subsidiary and its local tax authority. An amount equivalent to the interest charge corresponding to the tax due is recorded as "General interest charge of income taxes for prior years in a foreign subsidiary" and the refunded portion of income taxes payable recorded in the previous year is recorded as "Income taxes for prior years".

12. LOSS DUE TO CHANGE IN PENSION AND RETIREMENT BENEFIT PLANS

For the year ended December 31, 2006, a loss was incurred due to the Company's partial pension plan transfer from a lump-sum severance payment plan to a defined contribution pension plan.

13. INFORMATION ON SECURITIES

The following tables summarize acquisition costs, book value and fair value of securities with fair market value.

(a) Held-to-maturity debt securities with fair market value

	December 31, 2007			December 31, 2007		
	Book value	Fair market value	Difference	Book value	Fair market value	Difference
	Millions of yen			Thousands of U.S. dollars (Note 1)		
1. Securities with fair market value exceeding book value						
Governmental/municipal bonds	¥ 379	¥ 383	¥ 3	$ 3,320	$ 3,355	$ 26
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	379	383	3	3,320	3,355	26
2. Securities with fair market value not exceeding book value						
Governmental/municipal bonds	409	408	(1)	3,583	3,574	(8)
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	409	408	(1)	3,583	3,574	(8)
Total	¥ 789	¥ 791	¥ 2	$ 6,911	$ 6,929	$ 17

	December 31, 2006		
	Book value	Fair market value	Difference
		Millions of yen	
1. Securities with fair market value exceeding book value			
Governmental/municipal bonds	¥ 279	¥ 280	¥ 0
Corporate bonds	200	200	0
Other	—	—	—
Sub-total	479	480	0
2. Securities with fair market value not exceeding book value			
Governmental/municipal bonds	609	604	(5)
Corporate bonds	—	—	—
Other	—	—	—
Sub-total	609	604	(5)
Total	¥ 1,089	¥ 1,085	¥ (4)

(b) Available-for-sale securities with fair market value

	December 31, 2007			December 31, 2007		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
		Millions of yen			Thousands of U.S. dollars (Note 1)	
1. Securities with book value exceeding acquisition cost						
Equity securities	¥ 146,652	¥ 366,427	¥ 219,774	$ 1,284,730	$ 3,210,048	$ 1,925,308
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	15	28	13	131	245	113
Sub-total	146,668	366,455	219,787	1,284,870	3,210,293	1,925,422
2. Securities with book value not exceeding acquisition cost						
Equity securities	12,671	9,790	(2,880)	111,003	85,764	(25,229)
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	12,671	9,790	(2,880)	111,003	85,764	(25,229)
Total	¥ 159,339	¥ 376,246	¥ 216,906	$ 1,395,873	$ 3,296,066	$ 1,900,183

	December 31, 2006		
	Acquisition cost	Book value	Difference
		Millions of yen	
1. Securities with book value exceeding acquisition cost			
Equity securities	¥ 137,327	¥ 353,068	¥ 215,740
Bonds			
Governmental/municipal bonds	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	15	33	17
Sub-total	137,343	353,101	215,758
2. Securities with book value not exceeding acquisition cost			
Equity securities	12,166	10,480	(1,686)
Bonds			
Governmental/municipal bonds	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	175	175	—
Sub-total	12,342	10,656	(1,686)
Total	¥ 149,685	¥ 363,757	¥ 214,071

(c) Total sale of available-for-sale securities

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Amount sold	¥ 1,708	¥ 9,158	$ 14,962
Total gain on sale	653	7,940	5,720
Total loss on sale	14	4	122

(d) Book value of major securities not measured at fair market value

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Available-for-sale securities			
Unlisted equity securities	¥ 17,138	¥ 17,350	$ 150,135
Other	240	261	2,102
Total	¥ 17,379	¥ 17,611	$ 152,247

(e) Redemption schedule

The redemption schedule of available-for-sale securities with maturities and held-to-maturity debt securities as of December 31, 2007 is as follows:

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Millions of yen				Thousands of U.S. dollars (Note 1)			
1. Bonds								
Governmental/municipal bonds	¥ 209	¥ 580	—	—	$ 1,830	$ 5,081	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
2. Other	—	—	—	—	—	—	—	—
Total	¥ 209	¥ 580	—	—	$ 1,830	$ 5,081	—	—

The redemption schedule of available-for-sale securities with maturities and held-to-maturity debt securities as of December 31, 2006 is as follows:

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Millions of yen			
1. Bonds				
Governmental/municipal bonds	¥ 299	¥ 589	—	—
Corporate bonds	200	—	—	—
Other	—	—	—	—
2. Other	—	—	—	—
Total	¥ 499	¥ 589	—	—

(f) Impairment loss on investment securities

Impairment losses of ¥230 million ($2,014 thousand) and ¥195 million were recognized in the consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the years ended December 31, 2007 and 2006, respectively. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

14. SEGMENT INFORMATION

(a) Business segment information

	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
	Year ended December 31, 2007						
	Millions of yen						
1. Sales and operating income:							
Sales							
Unaffiliated customers	¥1,189,478	¥ 411,254	¥ 69,909	¥ 130,522	¥ 1,801,164	¥ —	¥ 1,801,164
Less liquor taxes	400,555	—	—	—	400,555	—	400,555
Net sales	788,922	411,254	69,909	130,522	1,400,608	—	1,400,608
Inter-segment	35,798	63	—	25,119	60,980	(60,980)	—
Total sales	824,720	411,317	69,909	155,641	1,461,589	(60,980)	1,400,608
Operating expenses	728,157	393,324	56,907	151,274	1,329,664	(49,664)	1,280,000
Operating income	¥ 96,563	¥ 17,992	¥ 13,001	¥ 4,366	¥ 131,924	¥ (11,316)	¥ 120,608
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	¥1,122,086	¥ 308,010	¥ 134,545	¥ 427,198	¥ 1,991,840	¥ 477,827	¥ 2,469,667
Depreciation and amortization	47,151	16,185	3,817	5,836	72,990	879	73,870
Loss on impairment	2,011	6	—	343	2,361	—	2,361
Capital expenditures	43,547	18,167	2,977	8,263	72,956	728	73,685

	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
	Year ended December 31, 2007						
	Thousands of U.S. dollars (Note 1)						
1. Sales and operating income:							
Sales							
Unaffiliated customers	$10,420,306	$3,602,750	$ 612,431	$ 1,143,425	$ 15,778,922	$ —	$15,778,922
Less liquor taxes	3,509,023	—	—	—	3,509,023	—	3,509,023
Net sales	6,911,274	3,602,750	612,431	1,143,425	12,269,890	—	12,269,890
Inter-segment	313,604	551	—	220,052	534,209	(534,209)	—
Total sales	7,224,879	3,603,302	612,431	1,363,477	12,804,108	(534,209)	12,269,890
Operating expenses	6,378,948	3,445,676	498,528	1,325,221	11,648,392	(435,076)	11,213,315
Operating income	$ 845,930	$ 157,617	$ 113,893	$ 38,247	$ 1,155,707	$ (99,132)	$ 1,056,574
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	$ 9,829,925	$2,698,291	$ 1,178,668	$ 3,742,426	$ 17,449,321	$4,185,957	$21,635,278
Depreciation and amortization	413,061	141,787	33,438	51,125	639,421	7,700	647,130
Loss on impairment	17,617	52	—	3,004	20,683	—	20,683
Capital expenditures	381,489	159,150	26,079	72,387	639,123	6,377	645,510

Business segments are classified based on business management framework in consideration of the type and nature of products.

Main products by each business segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor *(happo-shu)*, new genre, whisky, spirits, wine, engineering, logistics, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Health foods & functional foods, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

Year ended December 31, 2007	¥11,713 million ($102,610 thousand), mainly consisting of ¥9,055 million ($79,325 thousand) for Group administrative expenses due to the Company's transfer to a pure holding company and ¥2,657 million ($23,276 thousand) for research and development of basic technologies.

Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities) and long-term investments (investment securities and life insurance investments) of the company, assets which belong to the administrative department of the Company.

Year ended December 31, 2007	¥625,844 million ($5,482,645 thousand)

(Change in classification of business segments)

The Company introduced the pure holding company system on July 1, 2007, and implemented a restructuring of the Group's management structure.

In governing the Group, clarification of the roles and responsibilities between the holding company and the operating companies will be made and the independence and mobility of each operating company will also be enhanced, while the holding company seeks to achieve a quantum leap in growth and create a group premium.

Accordingly, concomitant with its new management structure, the Company changed its method of business segment classification and now classifies them "based on the business management framework in consideration of the type and nature of products". Business segments had previously been classified "in consideration of the type and nature of products".

Due to this change, the businesses of engineering, logistics, etc., which had been included in the "Others" segment, have been reclassified into the "Alcohol beverages" segment as these businesses are managed as ancillary businesses closely connected with the alcohol beverages business.

	Year ended December 31, 2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
	Millions of yen						
1. Sales and operating income:							
Sales							
Unaffiliated customers	¥1,063,318	¥ 392,729	¥ 67,245	¥ 142,653	¥1,665,946	¥ —	¥ 1,665,946
Less liquor taxes	402,321	—	—	—	402,321	—	402,321
Net sales	660,996	392,729	67,245	142,653	1,263,625	—	1,263,625
Inter-segment	3,365	70	—	112,799	116,235	(116,235)	—
Total sales	664,362	392,800	67,245	255,453	1,379,861	(116,235)	1,263,625
Operating expenses	581,086	373,086	55,200	251,889	1,261,262	(113,995)	1,147,266
Operating income	¥ 83,275	¥ 19,714	¥ 12,044	¥ 3,563	¥ 118,598	¥ (2,240)	¥ 116,358
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	¥ 950,694	¥ 270,941	¥ 104,745	¥ 336,557	¥1,662,939	¥ 300,647	¥ 1,963,586
Depreciation and amortization	40,296	15,990	4,234	8,689	69,211	1,609	70,820
Loss on impairment	3,749	16	—	1,990	5,755	—	5,755
Capital expenditures	30,198	17,413	8,478	9,675	65,766	7,296	73,062

	Year ended December 31, 2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
	Millions of yen						
1. Sales and operating income:							
Sales							
Unaffiliated customers	¥1,019,347	¥ 380,177	¥ 67,605	¥ 165,118	¥1,632,249	¥ —	¥ 1,632,249
Less liquor taxes	397,527	—	—	—	397,527	—	397,527
Net sales	621,819	380,177	67,605	165,118	1,234,721	—	1,234,721
Inter-segment	3,158	122	—	114,275	117,556	(117,556)	—
Total sales	624,978	380,299	67,605	279,394	1,352,278	(117,556)	1,234,721
Operating expenses	549,311	360,929	53,357	274,975	1,238,573	(115,560)	1,123,012
Operating income	¥ 75,666	¥ 19,370	¥ 14,248	¥ 4,419	¥ 113,704	¥ (1,995)	¥ 111,708
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	¥ 943,030	¥ 250,672	¥ 99,251	¥ 252,927	¥1,545,881	¥ 391,984	¥ 1,937,866
Depreciation and amortization	39,052	16,258	3,470	11,219	70,000	1,001	71,002
Loss on impairment	53	—	—	31	85	—	85
Capital expenditures	19,227	20,614	7,099	11,671	58,612	9,560	68,173

The type and nature of products are considered in the classification by business segment. Main products by each segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*happo-shu*), new genre, whisky, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

Year ended December 31, 2006	¥2,358 million, mainly consisting of costs for research and development of basic technologies.
Year ended December 31, 2005	¥1,982 million, mainly consisting of costs for new business development and costs for research and development of basic technologies at the Company.

Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities) and long-term investments (investment securities and life insurance investments) of the company, assets which belong to the administrative department of the Company.

Year ended December 31, 2006	¥424,560 million
Year ended December 31, 2005	¥500,805 million

(Change in accounting policies)

As discussed in Note 2 (11), effective from the year ended December 31, 2006 the Company has recorded "Allowance for employees' bonuses".

The effect of this change in accounting method was to increase operating expenses by ¥1,181 million in Alcohol Beverages business and by ¥327 million in Pharmaceuticals business and to decrease operating income by the same amounts, respectively, compared with what would have been recorded under the previous method. In addition, the effect on operating income of other segments is immaterial.

For reference, business segment information for the year ended December 31, 2006 that shows the business classification to conform to the year ended December 31, 2007 is provided below:

	Year ended December 31, 2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
	Millions of yen						
1. Sales and operating income:							
Sales							
Unaffiliated customers	¥1,099,308	¥ 392,729	¥ 67,245	¥ 106,664	¥ 1,665,946	¥ —	¥ 1,665,946
Less liquor taxes	402,321	—	—	—	402,321	—	402,321
Net sales	696,986	392,729	67,245	106,664	1,263,625	—	1,263,625
Inter-segment	31,444	70	—	17,583	49,098	(49,098)	—
Total sales	728,430	392,800	67,245	124,247	1,312,723	(49,098)	1,263,625
Operating expenses	641,920	373,086	55,200	123,685	1,193,893	(46,626)	1,147,266
Operating income	¥ 86,510	¥ 19,714	¥ 12,044	¥ 561	¥ 118,830	¥ (2,472)	¥ 116,358
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	¥1,036,898	¥ 270,941	¥ 104,745	¥ 176,931	¥ 1,589,516	¥ 374,069	¥ 1,963,586
Depreciation and amortization	41,364	15,990	4,234	6,500	68,091	2,729	70,820
Loss on impairment	3,768	16	—	1,970	5,755	—	5,755
Capital expenditures	37,295	17,413	8,478	6,680	69,868	3,194	73,062

As discussed in Note 2 (11), the Company and some of its consolidated subsidiaries provide an "Allowance for employees' bonuses" in line with the revised rules for payment of employees' bonuses.

The effect of this change in accounting method was to increase operating expenses by ¥1,233 million in Alcohol Beverages business, by ¥342 million in Pharmaceuticals business, by ¥51 million in Others business, and by ¥80 million in Eliminations or Corporate, and to decrease operating income by the same amounts, respectively, compared with what would have been recorded under the previous method.

(b) Geographical segment information

	Year ended December 31, 2007					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
	Millions of yen					
1. Sales and operating income:						
Sales						
Unaffiliated customers	¥ 1,528,876	¥ 210,621	¥ 61,666	¥ 1,801,164	¥ —	¥ 1,801,164
Less liquor taxes	398,665	1,781	109	400,555	—	400,555
Net sales	1,130,211	208,840	61,556	1,400,608	—	1,400,608
Inter-segment	3,988	2,116	4,765	10,870	(10,870)	—
Total sales	1,134,199	210,956	66,322	1,411,478	(10,870)	1,400,608
Operating expenses	1,043,837	175,073	60,319	1,279,230	769	1,280,000
Operating income	¥ 90,362	¥ 35,882	¥ 6,002	¥ 132,247	¥ (11,639)	¥ 120,608
2. Assets	¥ 1,075,143	¥ 699,575	¥ 219,203	¥ 1,993,922	¥ 475,745	¥ 2,469,667

	Year ended December 31, 2007					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
	Thousands of U.S. dollars (Note 1)					
1. Sales and operating income:						
Sales						
Unaffiliated customers	$13,393,569	$ 1,845,124	$ 540,219	$15,778,922	$ —	$15,778,922
Less liquor taxes	3,492,466	15,602	954	3,509,023	—	3,509,023
Net sales	9,901,103	1,829,522	539,255	12,269,890	—	12,269,890
Inter-segment	34,936	18,537	41,743	95,225	(95,225)	—
Total sales	9,936,040	1,848,059	581,007	12,365,116	(95,225)	12,269,890
Operating expenses	9,144,432	1,533,710	528,418	11,206,570	6,736	11,213,315
Operating income	$ 791,607	$ 314,340	$ 52,579	$ 1,158,537	$ (101,962)	$ 1,056,574
2. Assets	$ 9,418,685	$ 6,128,558	$ 1,920,306	$17,467,560	$ 4,167,717	$21,635,278

	Year ended December 31, 2006					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
	Millions of yen					
1. Sales and operating income:						
Sales						
Unaffiliated customers	¥ 1,430,229	¥ 177,807	¥ 57,909	¥ 1,665,946	¥ —	¥ 1,665,946
Less liquor taxes	400,546	1,700	74	402,321	—	402,321
Net sales	1,029,683	176,107	57,834	1,263,625	—	1,263,625
Inter-segment	2,671	1,265	3,586	7,523	(7,523)	—
Total sales	1,032,354	177,372	61,421	1,271,148	(7,523)	1,263,625
Operating expenses	949,141	146,835	56,618	1,152,595	(5,328)	1,147,266
Operating income	¥ 83,212	¥ 30,537	¥ 4,802	¥ 118,552	¥ (2,194)	¥ 116,358
2. Assets	¥ 1,031,797	¥ 336,140	¥ 185,827	¥ 1,553,765	¥ 409,821	¥ 1,963,586

	Year ended December 31, 2005					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
	Millions of yen					
1. Sales and operating income:						
Sales						
Unaffiliated customers	¥ 1,415,790	¥ 158,924	¥ 57,533	¥ 1,632,249	¥ —	¥ 1,632,249
Less liquor taxes (Note 2)	397,454	—	72	397,527	—	397,527
Net sales	1,018,335	158,924	57,461	1,234,721	—	1,234,721
Inter-segment	2,326	1,103	1,846	5,276	(5,276)	—
Total sales	1,020,662	160,028	59,307	1,239,998	(5,276)	1,234,721
Operating expenses	938,521	133,287	54,775	1,126,584	(3,571)	1,123,012
Operating income	¥ 82,141	¥ 26,740	¥ 4,532	¥ 113,414	¥ (1,705)	¥ 111,708
2. Assets	¥ 1,016,667	¥ 343,381	¥ 94,655	¥ 1,454,703	¥ 483,162	¥ 1,937,866

Geographical distances are considered in classification by country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Amounts and major items included in "Eliminations or Corporate" are the same as those described in (a) Business segment information.

(Change in accounting policies)

As discussed in Note 2 (11), effective from the year ended December 31, 2007, the Company and several consolidated subsidiaries recorded "Allowance for employees' bonuses" to comply with the Company's revised rules for payment of employees' bonuses.

The effect of this change in accounting method was to increase operating expenses of the "Japan" segment by ¥1,708 million ($14,962 thousand) and was to decrease operating income by the same amount compared with what would have been recorded under the previous method.

There was no effect on the operating income of other segments.

Effective from the year ended December 31, 2006, the Company recorded "Allowance for employees' bonuses".

The effect of this change in accounting method was to increase operating expenses of the "Japan" segment by ¥1,560 million and was to decrease operating income by the same amount compared with what would have been recorded under the previous method.

There was no effect on the operating income of other segments.

(c) Overseas sales

	Year ended December 31, 2007		
	Asia/Oceania	Others	Total
	Millions of yen		
Overseas sales, net of liquor taxes	¥ 217,369	¥ 64,964	¥ 282,333
Consolidated sales, net of liquor taxes	—	—	1,400,608
Percentage of overseas sales over consolidated sales	15.5%	4.6%	20.2%

	Year ended December 31, 2006		
	Asia/Oceania	Others	Total
	Millions of yen		
Overseas sales, net of liquor taxes	¥ 181,888	¥ 59,797	¥ 241,685
Consolidated sales, net of liquor taxes	—	—	1,263,625
Percentage of overseas sales over consolidated sales	14.4%	4.7%	19.2%

	Year ended December 31, 2005		
	Asia/Oceania	Others	Total
	Millions of yen		
Overseas sales, net of liquor taxes	¥ 163,036	¥ 59,027	¥ 222,063
Consolidated sales, net of liquor taxes	—	—	1,234,721
Percentage of overseas sales over consolidated sales	13.2%	4.8%	18.0%

	Year ended December 31, 2007		
	Asia/Oceania	Others	Total
	Thousands of U.S. dollars (Note 1)		
Overseas sales, net of liquor taxes	$ 1,904,240	$ 569,110	$ 2,473,350
Consolidated sales, net of liquor taxes	—	—	12,269,890

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

15. LEASE TRANSACTIONS

(a) Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties

	Year ended December 31,		Year ended December 31,
	2007	2006	2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Machinery, equipment and vehicles:			
Purchase price equivalents	¥ 2,610	¥ 2,658	$ 22,864
Accumulated depreciation equivalents	1,497	1,454	13,114
Book value equivalents	1,113	1,204	9,750
Other property, plant and equipment (tools and equipment):			
Purchase price equivalents	5,131	5,823	44,949
Accumulated depreciation equivalents	2,882	3,828	25,247
Book value equivalents	2,248	1,995	19,693
Total			
Purchase price equivalents	7,742	8,482	67,823
Accumulated depreciation equivalents	4,379	5,282	38,361
Book value equivalents	¥ 3,362	¥ 3,199	$ 29,452

(2) Lease commitments

	Year ended December 31,		Year ended December 31,
	2007	2006	2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Due within one year	¥ 1,367	¥ 1,306	$ 11,975
Due over one year	2,104	1,624	18,431
Total	¥ 3,472	¥ 2,930	$ 30,416

(3) Lease expenses, depreciation equivalents and interest expense equivalents

	Year ended December 31,			Year ended December 31,
	2007	2006	2005	2007
	Millions of yen			Thousands of U.S. dollars (Note 1)
Lease expenses	¥ 1,723	¥ 2,167	¥ 1,995	$ 15,094
Depreciation equivalents	1,575	1,935	1,751	13,797
Interest expense equivalents	78	101	99	683

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and purchase price equivalents of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

(b) Lessee lease - Operating lease

The Company and consolidated subsidiaries have lease commitments under non-cancelable operating leases as follows.

	December 31,		December 31,
	2007	2006	2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Due within one year	¥ 3,860	¥ 2,199	$ 33,815
Due over one year	11,856	5,418	103,863
Total	¥ 15,717	¥ 7,617	$ 137,687

(c) Lessor lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

Lease revenue, depreciation and interest income equivalents

	Year ended December 31,			Year ended December 31,
	2007	2006	2005	2007
	Millions of yen			Thousands of U.S. dollars (Note 1)
Lease revenue	—	—	¥ 1,147	—
Depreciation	—	—	984	—
Interest income equivalents	—	—	129	—

16. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments in unconsolidated subsidiaries and affiliates at December 31, 2007* and 2006 were as follows:

	Year ended December 31,		Year ended December 31,
	2007	2006	2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Investment securities (Capital stock)	¥ 318,064	¥ 142,352	$ 2,786,368
Investments and other assets—other (Other than capital stock)	805	996	7,052

**Figures for 2007 include the cost of investment in jointly-controlled companies, amounting to ¥32,985 million ($288,961 thousand).*

17. NET ASSETS

As described in Note 2 (18), net assets comprises four subsections, which are the shareholders' equity, accumulated gains (losses) from valuation and translation adjustments, subscription rights to shares and minority interests.

The Japanese Corporation Law ("the Law") became effective on May 1, 2006, replacing the Japanese Commercial Code ("the Code").

Under the Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Under the Law, in cases where dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of additional paid-in-capital and legal earnings reserve must be set aside as additional paid-in-capital or legal earnings reserve. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the Board of Directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Additional paid-in capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, additional paid-in capital and legal earnings reserve may be transferred to retained earnings by the resolution of the shareholders' meeting as long as the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock. Under the Law, all additional paid-in-capital and all legal earnings reserve may be transferred to other capital surplus and retained earnings, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Law.

18. NOTES TO THE CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

The consolidated statements of changes in net assets for the year ended December 31, 2007 is as follows:

1. Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Common stock	Common stock
Number of shares as of December 31, 2006	984,508,387	29,155,714
Number of shares increased during the accounting period ended December 31, 2007	—	982,492
Number of shares decreased during the accounting period ended December 31, 2007	—	359,146
Number of shares as of December 31, 2007	984,508,387	29,779,060

Notes: 1. Increase in the number of shares was due to purchases of partial share units.
2. Decrease in the number of shares was due to sales of partial share units.

2. Matters related to dividends

(1) Dividend payment

Approvals by ordinary general meeting of shareholders held on March 28, 2007 were as follows:

Dividend on Common stock

a. Total amount of dividend	¥8,598 million ($75,321 thousand)
b. Dividend per share	¥9.00
c. Record date	December 31, 2006
d. Effective date	March 29, 2007

Approvals by the Board of Directors meeting on August 3, 2007 were as follows:

Dividend on Common stock

a. Total amount of dividend	¥8,594 million ($75,286 thousand)
b. Dividend per share	¥9.00
c. Record date	June 30, 2007
d. Effective date	September 10, 2007

(2) Dividends whose record date is attributable to the accounting period ended December 31, 2007 but to be effective after the said accounting period

The Company received approval at the general meeting of shareholders held on March 26, 2008 as follows:

Dividend on Common stock

a. Total amount of dividend	¥11,456 million ($100,359 thousand)
b. Funds for dividend	Retained earnings
c. Dividend per share	¥12.00
d. Record date	December 31, 2007
e. Effective date	March 27, 2008

The consolidated statements of changes in net assets for the year ended December 31, 2006 is as follows:

1. Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Common stock	Common stock
Number of shares as of December 31, 2005	984,508,387	28,173,415
Number of shares increased during the accounting period ended December 31, 2006	—	1,147,899
Number of shares decreased during the accounting period ended December 31, 2006	—	165,600
Number of shares as of December 31, 2006	984,508,387	29,155,714

Notes: 1. Increase in the number of shares was due to purchases of 811,899 partial share units, and purchases of 336,000 shares from opposing shareholders concerning the share exchange with Kirin Beverage Corporation based on Article 797, Paragraph 1 of the Corporation Law.
2. Decrease in the number of shares was due to sales of partial share units.

2. Matters related to dividends

(1) Dividend payment

Approvals by ordinary general meeting of shareholders held on March 30, 2006 were as follows:

Dividend on Common stock

a. Total amount of dividend	¥7,172 million
b. Dividend per share	¥7.50
c. Record date	December 31, 2005
d. Effective date	March 31, 2006

Approvals by the Board of Directors meeting on August 10, 2006 were as follows:

Dividend on Common stock

a. Total amount of dividend	¥7,648 million
b. Dividend per share	¥8.00
c. Record date	June 30, 2006
d. Effective date	September 11, 2006

(2) Dividends whose record date is attributable to the accounting period ended December 31, 2006 but to be effective after the said accounting period

The Company received approval at the general meeting of shareholders held on March 28, 2007 as follows:

Dividend on Common stock

a. Total amount of dividend	¥8,598 million
b. Funds for dividend	Retained earnings
c. Dividend per share	¥9.00
d. Record date	December 31, 2006
e. Effective date	March 29, 2007

3. Decrease due to change in accounting standards of foreign subsidiaries

Effective from the year ended December 31, 2006, the Company's subsidiary in Australia, LION NATHAN Ltd. (including its consolidated subsidiaries), adopted the "Australian equivalents to International Financial Reporting Standards (AIFRS)" instead of Australian accounting standards the Company previously adopted, as the Company was obliged to prepare its consolidated financial statements in accordance with AIFRS from the fiscal year starting after January 1, 2005.

As a result of changes in accounting standards concerning tax effect accounting, assets revaluation accounting and others due to the adoption of AIFRS, such changes were retroactively applied, and retained earnings at the beginning of the current accounting period decreased by ¥6,602 million for the year ended December 31, 2006.

4. Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates

Effective from the year ended December 31, 2006, with the application of the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Accounting Standard for Changes in Net Assets, foreign currency translation adjustments of foreign consolidated subsidiaries and affiliates, previously included in retained earnings, were transferred to the "foreign currency translation adjustments" of valuation and translation adjustments.

19. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a) Reconciliation of cash

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows:

	December 31,			December 31,
	2007	2006	2005	2007
	Millions of yen			Thousands of U.S. dollars (Note 1)
Cash	¥ 55,009	¥ 89,483	¥ 169,334	$ 481,901
Marketable securities	246	675	50	2,155
Fixed term deposits over 3 months	(2,550)	(2,778)	(4,422)	(22,339)
Equity securities and bonds, etc. with maturities exceeding 3 months	(246)	(675)	(50)	(2,155)
Short-term loans payable (bank overdraft)	(150)	(115)	(111)	(1,314)
Cash and cash equivalents	¥ 52,307	¥ 86,588	¥ 164,800	$ 458,230

(b) Assets and liabilities of newly consolidated subsidiaries by acquisition of shares

Assets and liabilities of newly consolidated subsidiaries by acquisition of shares at the inception of their consolidation, related acquisition cost and net expenditure for acquisition of shares are as follows:

	December 31,			December 31,
	2007	2006	2005	2007
	Millions of yen			Thousands of U.S. dollars (Note 1)
Current assets	¥ 55,244	¥ 64,285	¥ 425	$ 483,959
Fixed assets	109,453	37,480	4,969	958,852
Consolidation differences	—	—	4	—
Goodwill	164,271	2,974	—	1,439,080
Current liabilities	(247,001)	(34,429)	(344)	(2,163,828)
Long-term liabilities	(4,752)	(16,094)	(39)	(41,629)
Minority interests	(249)	(25,135)	(52)	(2,181)
Acquisition cost of shares	76,965	29,082	4,963	674,244
Payment during the previous year	—	2,386	—	—
Accounts payable	(960)	—	(2,274)	(8,409)
Cash and cash equivalents of the acquired companies	(5,414)	(5,215)	(352)	(47,428)
Payment for acquisition of shares of newly consolidated subsidiaries	¥ 70,589	¥ 26,253	¥ 2,336	$ 618,388

As of December 31, 2007, current liabilities include short-term loans of ¥150,284 million payable to consolidated subsidiaries.

(c) Assets and liabilities of subsidiaries excluded from the scope of consolidation

Assets and liabilities of subsidiaries at the time they were excluded from the scope of consolidation, related sale price of shares and proceeds (net) from sale of shares are as follows:

	December 31,			December 31,
	2007	2006	2005	2007
	Millions of yen			Thousands of U.S. dollars (Note 1)
Current assets	¥ —	¥ —	¥ 1,808	$ —
Fixed assets	—	—	54	—
Current liabilities	—	—	(1,448)	—
Long-term liabilities	—	—	(45)	—
Carrying amount of shares sold	—	—	368	—
Gain (loss) on sale of shares and others	—	—	(150)	—
Sale price of shares for the year	—	—	218	—
Accounts receivable	—	—	—	—
Accounts payable	—	—	—	—
Collections of accounts receivable for the previous year	—	—	8,508	—
Payment of accounts payable for the previous year	—	—	(956)	—
Cash and cash equivalents of the company excluded from the consolidation scope	—	—	(52)	—
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	¥ —	¥ —	¥ 7,718	$ —

20. DEFERRED INCOME TAXES

Significant components of deferred tax assets and liabilities as of December 31, 2007 and 2006 were as follows:

	December 31,		December 31,
	2007	2006	2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Deferred tax assets:			
Employees' pension and retirement benefits	¥ 24,029	¥ 24,349	$ 210,503
Loss carried forward	10,809	8,321	94,691
Deferred charges	7,312	7,678	64,056
Depreciation	6,426	7,491	56,294
Loss on impairment of fixed assets	5,442	7,284	47,674
Unrealized gains on fixed assets	4,000	4,177	35,041
Other	47,525	46,352	416,338
Sub-total	105,547	105,654	924,634
Less valuation allowance	(19,254)	(20,938)	(168,672)
Total deferred tax assets	86,292	84,716	755,952
Deferred tax liabilities:			
Net unrealized holding gains on securities	(78,146)	(82,067)	(684,590)
Depreciation of foreign subsidiaries	(18,565)	(15,568)	(162,636)
Reserve for deferred gains on sale of property	(10,018)	(10,886)	(87,761)
Prepaid pension cost	(6,196)	(7,403)	(54,279)
Other	(7,474)	(6,255)	(65,475)
Total deferred tax liabilities	(120,401)	(122,182)	(1,054,761)
Net deferred tax liabilities	(34,109)	(37,465)	(298,808)
Deferred tax asset due to land revaluation:			
Deferred tax asset due to land revaluation	617	617	5,405
Less valuation allowance	(617)	(617)	(5,405)
Total deferred tax asset due to land revaluation	—	—	—
Deferred tax liability due to land revaluation:			
Deferred tax liability due to land revaluation	(1,471)	(1,471)	(12,886)
Net deferred tax liability due to land revaluation	¥ (1,471)	¥ (1,471)	$ (12,886)

Deferred tax assets and liabilities were included in the consolidated balance sheets as of December 31, 2007 and 2006 as follows:

	December 31, 2007	December 31, 2006	December 31, 2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Current assets — Deferred tax assets	¥ 19,906	¥ 17,937	$ 174,384
Fixed assets — Deferred tax assets	34,583	15,912	302,961
Current liabilities — Other	(270)	(287)	(2,365)
Long-term liabilities — Deferred tax liabilities	(88,329)	(71,028)	(773,797)

The following table summarizes the significant differences between the statutory tax rate and the effective tax rate for the years ended December 31, 2006 and 2005:

	2006	2005
Statutory tax rate	40.7%	40.7%
Permanent difference — expenses	2.1	2.6
Permanent difference — revenue	(0.8)	(2.4)
Per capita inhabitant taxes	0.3	0.3
Amortization of goodwill (consolidation differences)	2.1	1.3
Equity in earnings of affiliates	—	—
Income taxes for prior years in a foreign subsidiary	—	—
Unrealized gains in a foreign subsidiary	—	—
Valuation allowance	2.6	5.4
Other	(1.4)	(3.0)
Effective tax rate	45.6%	44.9%

Description for the year ended December 31, 2007, is omitted because the difference between the statutory tax rate and the effective tax rate is less than 5% of the statutory tax rate.

21. DERIVATIVE TRANSACTIONS

Derivative financial instruments currently utilized by the Company and consolidated subsidiaries include currency forward contracts, currency option contracts, currency swap contracts, interest rate future contracts, interest rate option contracts, interest rate swap contracts, commodity swap contracts, commodity option contracts and commodity forward contracts.

Interest rate derivatives such as interest rate future, interest rate option and interest rate swap are utilized to hedge fluctuation risk of interest rates with respect to loans receivable and loans payable.

Currency derivatives such as currency forwards, currency options and currency swaps are utilized to hedge fluctuation risk of foreign currency exchange rates with respect to receivables and payables from import transactions of raw materials and others and the issue of bonds and others in foreign currencies.

Commodity derivatives such as commodity swaps, commodity options and commodity forwards are utilized to hedge fluctuation risk of the price of raw materials and others on purchase transactions.

The Company and consolidated subsidiaries do not enter into derivative contracts for speculative purposes. The Company and consolidated subsidiaries evaluate hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with corresponding changes in the hedging instruments.

For the year ended December 31, 2006, interest rate swap transactions, hedge transactions between consolidated companies, and hedge accounting is not applied.

The derivative contracts utilized by the Company and consolidated subsidiaries are exposed to the fluctuation risks of market interest rates, foreign currency exchange rates, and the price of raw materials and others. However, the credit risks associated with these derivatives are considered low because the counter parties of these derivative contracts are prime financial institutions with high credit standing and therefore it is anticipated that those counter parties are able to fully satisfy their obligations under the contracts.

The administration and control of these derivative transactions are in accordance with the "Accounting Policies" authorized at the management meeting of the Company or by the board of directors of consolidated subsidiaries.

The size of the amount of the derivative contracts does not necessarily indicate the significance of the risk.

The fair value of the derivative contracts utilized by the Company and consolidated subsidiaries was as follows:

Interest-related transactions

Classification	Type of transaction	Year ended December 31, 2007 Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)	Year ended December 31, 2007 Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
		Millions of yen				Thousands of U.S. dollars (Note 1)			
Non-market transactions	Interest rate swap Receive fixed, pay floating	¥ 1,308	¥ 1,308	¥ (71)	¥ (71)	$ 11,458	$ 11,458	$(621)	$(621)
	Receive floating, pay fixed	11,326	1,308	70	70	99,220	11,458	613	613
	Receive floating, pay floating	2,000	2,000	4	4	17,520	17,520	35	35
	Interest rate cap Buy	2,033	2,033	26	26	17,809	17,809	227	227
	Interest rate floor Sell	2,033	2,033	(2)	(2)	17,809	17,809	(17)	(17)
Total		¥ 18,701	¥ 8,683	¥ 26	¥ 26	$ 163,828	$ 76,066	$ 227	$ 227

Classification	Type of transaction	Year ended December 31, 2006 Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
		Millions of yen			
Non-market transactions	Interest rate swap Receive fixed, pay floating	¥ 4,726	¥ 1,153	¥ (70)	¥ (70)
	Receive floating, pay fixed	1,153	1,153	(6)	(6)
	Receive floating, pay floating	2,000	2,000	6	6
	Interest rate cap Buy	2,641	—	5	5
	Interest rate floor Sell	2,641	—	—	—
Total		¥ 13,163	¥ 4,306	¥ (66)	¥ (66)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.
(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than the above are treated under hedge accounting rules, and are not included in the above.
(iii) The notional amounts of derivatives shown in the above do not reflect the market risk exposure of the Company and consolidated subsidiaries.

22. EMPLOYEES' PENSION AND RETIREMENT BENEFITS

The Company and consolidated domestic subsidiaries provide four types of contributory defined benefit plans, namely: the lump-sum severance payment plan; the defined benefit corporate pension plan; the employees' pension fund plan; and the tax-qualified pension plan. The Company and several consolidated subsidiaries provide defined contribution plans and/or defined benefit plans. The Company redesigned its pension and retirement benefit plans in the second half of the year ended December 31, 2006 and partially made a change from a lump-sum severance payment plan to the defined contribution pension plan. The Company also integrated part of the lump-sum severance payment plan, the tax-qualified pension plan and a defined benefit corporate pension plan into the defined benefit corporate pension plan.

Extra payments may be added upon retirement of employees.

(a) Liabilities for employees' pension and retirement benefits

The liabilities for employees' pension and retirement benefits included in the liability section of the consolidated balance sheets as of December 31, 2007 and 2006 consisted of the following:

	December 31, 2007	December 31, 2006	December 31, 2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Projected benefit obligation	¥ (246,583)	¥ (243,463)	$ (2,160,166)
Fair value of plan assets	171,200	175,082	1,499,780
Unfunded pension obligation	(75,383)	(68,380)	(660,385)
Unrecognized actuarial differences	34,229	28,968	299,859
Unrecognized prior service cost (deduction of obligation)	(4,136)	(4,550)	(36,233)
Net of employees' pension and retirement benefit obligation	(45,290)	(43,962)	(396,758)
Prepaid pension cost	14,897	18,191	130,503
Employees' pension and retirement benefits	¥ (60,188)	¥ (62,153)	$ (527,271)

A number of consolidated subsidiaries calculated projected benefit obligations using the simplified method.

For the year ended December 31, 2007, the amount of assets to be transferred to the defined contribution pension plan over a period of four years was ¥7,380 million ($64,651 thousand). The amount that had not been transferred by the end of the previous year amounted to ¥5,523 million ($48,383 thousand), and is included in "Other" of Current Liabilities and "Other" of Long-term Liabilities.

For the year ended December 31, 2006, the effect of the Company's partial change of pension plan from a lump-sum severance payment plan to a defined contribution pension was as follows.

Decrease in projected benefit obligation	¥6,107 million
Difference in unrecognized actuarial differences	¥853 million
Decrease in Employees' Pension and retirement benefits	¥5,254 million

(b) Employees' pension and retirement benefits expenses

Included in the consolidated statements of income for the years ended December 31, 2007, 2006 and 2005 were employees' pension and retirement benefit expenses comprising the following:

	December 31,			December 31,
	2007	2006	2005	2007
	Millions of yen			Thousands of U.S. dollars (Note 1)
Service cost	¥ 7,930	¥ 7,747	¥ 7,913	$ 69,469
Interest cost	5,770	5,671	6,656	50,547
Expected return on plan assets	(4,471)	(4,001)	(4,513)	(39,167)
Amortization of actuarial differences	3,438	2,846	3,597	30,118
Amortization of prior service cost	(439)	(120)	(106)	(3,845)
Premium for defined contribution pension plan	2,343	1,429	—	20,525
Employees' pension and retirement benefit expenses	14,572	13,572	13,547	127,656
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	—	—	(536)	—
Loss due to the change in the pension and retirement benefit plans	—	2,126	—	—
Total	¥ 14,572	¥ 15,698	¥ 13,011	$ 127,656

Employees' contribution to the defined benefit corporate pension plan and others is excluded for the years ended December 31, 2007, 2006 and 2005. Employees' pension and retirement benefit expenses of consolidated subsidiaries using the simplified method are included for the years ended December 31, 2007, 2006 and 2005.

In addition to the above employees' pension and retirement benefit expenses, premium on employees' retirement benefits was recognized as "Business restructuring expense" in special expenses, amounting to ¥584 million for the year ended December 31, 2006 and ¥28 million ($245 thousand) for the year ended December 31, 2007. For the year ended December 31, 2005, such premium was recognized and included in "Business restructuring expense" in special expenses, amounting to ¥2,380 million.

Assumptions used for the years ended December 31, 2007, 2006 and 2005 were set forth as follows:

	December 31,		
	2007	2006	2005
Discount rate	Mainly 2.5%	Mainly 2.5%	Mainly 2.5%
Expected rate of return on plan assets	Mainly 2.5%	Mainly 2.5%	Mainly 2.5%
Amortization of unrecognized prior service cost	Mainly 13–15 years	Mainly 15 years	Mainly 15 years
Amortization of unrecognized actuarial differences	Mainly 13–15 years	Mainly 15 years	Mainly 15 years

The estimated amount of all retirement benefits to be paid at the future retirement dates is allocated equally to each service year using the estimated number of total service years.

23. REVALUATION OF LAND

Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (enacted on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001).

Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in net assets.

Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land enacted on March 31, 1998. Where the road rating was not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used.

	December 31,		December 31,
	2007	2006	2007
	Millions of yen		Thousands of U.S. dollars (Note 1)
Difference between the fair value and carrying amount of the revalued land	¥ 5,122	¥ 5,307	$ 44,870

Effective from the year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).

Following the application of the new accounting standard, the Company reviewed the business plan on the above-mentioned land.

As a result, the Company revised the amount of "Land revaluation difference" and related deferred tax assets or liability.

24. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2007

Group companies

Attribute	Name	Domicile	Capitalization	Nature of operation	Equity ownership by the Company	Relationship		Nature of transaction	Trading amount (Millions of yen)	Account	Balance at year end (Millions of yen)
						Interlocking of directors	Operational relationship				
Affiliate	SAN MIGUEL CORPORATION	Metro-Manila, the Philippines	16,109 million pesos	Manufacturing and sales of beer	19.9% direct	Interlocking: 1 Seconded: 2	—	Lending funds	37,000	Short-term loan	—

Note: Loan interest rates are decided rationally with due consideration of market interest rates.

For the year ended December 31, 2006

Description is omitted because there were no material related party transactions.

25. BUSINESS COMBINATIONS

For the year ended December 31, 2007

Kirin Holdings (Australia) Pty Ltd, a consolidated subsidiary of the Company acquired all the issued shares of San Miguel Foods Australia Holdings Pty Ltd, a consolidated subsidiary of San Miguel Corporation which is an equity-method affiliate of the Company, for cash on December 28, 2007. On January 2, 2008, San Miguel Foods Australia Holdings Pty Ltd changed its name to Kirin Foods Australia Holdings Pty Ltd.

Since the acquisition was implemented immediately before the balance sheet date, provisional accounting treatment was applied for all assets and liabilities of Kirin Foods Australia and its subsidiaries in accordance with the provision of Paragraph 69 of the "Guidance for Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures", issued by the Accounting Standards Board Guidance No. 10.

¥165,500 million ($1,449,846 thousand) of goodwill was recorded for the fiscal year by this consolidation of Kirin Foods Australia and its subsidiaries. The procedure of allocation of acquisition cost had not been completed as of the filing date of the securities report.

For the year ended December 31, 2006

Change in accounting standard for business combinations, etc.

Effective from the year ended December 31, 2006, the Company applied "Accounting Standard for Business Combinations" issued by the Business Accounting Council on October 31, 2003, Accounting Standard Board Statement No. 7, "Accounting Standard for Business Divestitures" issued by the Accounting Standard Board of Japan on December 27, 2005 and Accounting Standard Board Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" issued by the Accounting Standards Board of Japan on December 27, 2005 to contracts concluded after the enforcement of the Corporation Law (Law No. 86 of 2005).

Making Kirin Beverage a wholly-owned subsidiary by share exchange

1. Corporate name and business of the entity combined, legal form of business combinations, corporate name after business combinations, and overview of the transaction including its purpose:

(1) Corporate name and business of the entity combined
  Name: Kirin Beverage Corporation
  Business: Production and sale of soft drinks

(2) Legal form of business combinations
  Share exchange

(3) Corporate name after business combinations
  Kirin Brewery Company, Limited

(4) Overview of the transaction including its purpose

With the objective of making Kirin Beverage Corporation (hereinafter referred to as "Kirin Beverage") its wholly-owned subsidiary, the Company conducted a tender offer for Kirin Beverage's shares between May 12, 2006 and June 15, 2006. The Company and Kirin Beverage entered into a Share Exchange Agreement to make Kirin Beverage it's the Company's wholly-owned subsidiary on July 10, 2006, aiming to achieve a significant allocation of resources to the soft drinks business and enhance intra-group synergistic effects in connection with the Kirin Group's corporate restructuring. The Company completed procedures for making Kirin Beverage its wholly-owned subsidiary on October 1, 2006.

The Company has obtained the approval of the Minister of Finance with respect to its business restructuring plan pursuant to the Industrial Revitalization Law and the approval as required in respect of share exchange for cash consideration under Article 12, Paragraph 9 of the Industrial Revitalization Law prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Corporation Law, which remains effective by virtue of the provision of Article 450, Paragraph 7 of the same law. In accordance with the Share Exchange Agreement, in lieu of the issuance of shares, cash delivery was made to Kirin Beverage's common stock shareholders, who were on the final shareholders registry (including beneficial shareholders, but excluding the Company) as of September 30, 2006 (one day prior to the effective date of the share exchange). Such cash delivery was made for consideration of 3,350 yen per share of the common stock.

2. Overview of the accounting treatment

The Company implemented accounting treatment for consolidated and non-consolidated financial statements provided in Chapter 3, Article 4 "Accounting treatment for transactions under common control, etc., Paragraph 2 Transactions with minority shareholders of the Accounting Standard for Business Combinations." The share exchange was implemented using monetary consideration, and hence the accounting treatment is similar to that provided in Chapter 4, Article 5 "Additional acquisition of shares of subsidiaries of Financial Accounting Standard on Consolidated Financial Statements."

3. Matters related to additional acquisition of shares of subsidiaries

(1) Acquisition cost and breakdown

Consideration for acquisition

Cash	¥5,394 million
Expenditure directly required for acquisition	¥104 million
Acquisition cost	¥5,499 million

(2) Amount of monetary consideration for the share exchange and its calculation method

(a) Amount of monetary consideration

¥3,350 ($28) per share of the common stock

Number of shares acquired 1,610,354 shares

(b) Calculation method of monetary consideration

The Company decided that monetary consideration for the share exchange would be the same as the tender offer price, based on discussions between the Company and Kirin Beverage, and comprehensively taking into account various elements, including the purchase price of the tender offer launched by the Company for Kirin Beverage's shares, the financial conditions of Kirin Beverage and the past share price levels of Kirin Beverage.

When the above-mentioned discussions were conducted, the Company referred to the report on calculation of the value of Kirin Beverage's shares, made by Nomura Securities Co., Ltd., a third-party evaluator, while Kirin Beverage referred to a similar report made by Mitsubishi UFJ Securities Co., Ltd., also a third-party evaluator.

(3) Amount and source of goodwill, and method and period of amortization

(a) Amount of goodwill ¥2,777 million

(b) Source of goodwill

The goodwill arose from the excess earning power of Kirin Beverage and the payment of a premium for making Kirin Beverage a wholly owned subsidiary aiming to enhance intra-group synergistic effects.

(c) Method and period of amortization

Equal amortization over a period of 20 years

(4) Amount of acquisition cost, amount allocated as research and development expenses, etc., and the names of any such items

There were no applicable items under this category.

26. SUBSEQUENT EVENTS

Issuance of corporate bonds

The Company issued common corporate bonds on March 19, 2008 as below.

Security name	Kirin Holdings Company, Limited Series 1 Unsecured *Pari Passu* Bonds
Issued date	March 19, 2008
Total amount of transfer corporate bond	80,000 million yen
Issued price	99.97 yen per face value 100 yen
Interest rate	1.09% per annum
Term	5 years
Term and redemption method	(1) Redemption price: 100 yen per face value 100 yen
	(2) The principal of the Unsecured *Pari Passu* Bonds shall be redeemed in a lump sum on March 19, 2013
	(3) The issuer may repurchase the Unsecured *Pari Passu* Bonds on or after the day after the payment date.
Funds purpose	Will be provided as repayment to short-term loans payable for business investments of Kyowa Hakko Kogyo Co., Ltd. and National Foods Limited (Australia)
Collateral and guarantees	The Unsecured *Pari Passu* Bonds are neither secured by any collateral nor guaranteed, and there are no particular assets reserved for the payment of the Unsecured *Pari Passu* Bonds.
Fiscal covenants	A collateral provision restriction clause is attached.

Security name	Kirin Holdings Company, Limited Series 2 Unsecured *Pari Passu* Bonds
Issued date	March 19, 2008
Total amount of transfer corporate bond	30,000 million yen
Issued price	99.96 yen per face value 100 yen
Interest rate	1.27% per annum
Term	7 years
Term and redemption method	(1) Redemption price: 100 yen per face value 100 yen
	(2) The principal of the Unsecured *Pari Passu* Bonds shall be redeemed in a lump sum on March 19, 2015
	(3) The issuer may repurchase the Unsecured *Pari Passu* Bonds on or after the day after the payment date.
Funds purpose	Will be provided as repayment to short-term loans payable for business investments of Kyowa Hakko Kogyo Co., Ltd. and National Foods Limited (Australia)

Collateral and guarantees	The Unsecured *Pari Passu* Bonds are neither secured by any collateral nor guaranteed, and there are no particular assets reserved for the payment of the Unsecured *Pari Passu* Bonds.
Fiscal covenants	A collateral provision restriction clause is attached.

Security name	Kirin Holdings Company, Limited Series 3 Unsecured *Pari Passu* Bonds
Issued date	March 19, 2008
Total amount of transfer corporate bond	70,000 million yen
Issued price	99.98 yen per face value 100 yen
Interest rate	1.69% per annum
Term	10 years
Term and redemption method	(1) Redemption price: 100 yen per face value 100 yen
	(2) The principal of the Unsecured *Pari Passu* Bonds shall be redeemed in a lump sum on March 19, 2018
	(3) The issuer may repurchase the Unsecured *Pari Passu* Bonds on or after the day after the payment date.
Funds purpose	Will be provided as repayment to short-term loans payable for business investments of Kyowa Hakko Kogyo Co., Ltd. and National Foods Limited (Australia)
Collateral and guarantees	The Unsecured *Pari Passu* Bonds are neither secured by any collateral nor guaranteed, and there are no particular assets reserved for the payment of the Unsecured *Pari Passu* Bonds.
Fiscal covenants	A collateral provision restriction clause is attached.

Security name	Kirin Holdings Company, Limited Series 4 Unsecured *Pari Passu* Bonds
Issued date	March 19, 2008
Total amount of transfer corporate bond	20,000 million yen
Issued price	99.92 yen per face value 100 yen
Interest rate	1.86% per annum
Term	12 years
Term and redemption method	(1) Redemption price: 100 yen per face value 100 yen
	(2) The principal of the Unsecured *Pari Passu* Bonds shall be redeemed in a lump sum on March 19, 2020
	(3) The issuer may repurchase the Unsecured *Pari Passu* Bonds on or after the day after the payment date.
Funds purpose	Will be provided as repayment to short-term loans payable for business investments of Kyowa Hakko Kogyo Co., Ltd. and National Foods Limited (Australia)
Collateral and guarantees	The Unsecured *Pari Passu* Bonds are neither secured by any collateral nor guaranteed, and there are no particular assets reserved for the payment of the Unsecured *Pari Passu* Bonds.
Fiscal covenants	A collateral provision restriction clause is attached.

Independent Auditors' Report

To the Shareholders and Board of Directors of Kirin Holdings Company, Limited

We have audited the accompanying consolidated balance sheets of Kirin Holdings Company, Limited and consolidated subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in net assets and cash flows for each of the three years in the period ended December 31, 2007, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kirin Holdings Company, Limited and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.

(1) As discussed in Note 14 to the consolidated financial statements, the Company introduced the pure holding company system on July 1, 2007. The Company changed its method of business segment classification from "classification in consideration of the type and nature of products" to "classification based on business management framework in consideration of the type and nature of products."

(2) As discussed in Note 26 to the consolidated financial statements, the Company issued First debenture bond, Second debenture bond, Third debenture bond and Fourth debenture bond on March 19, 2008.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended December 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

KPMG AZSA & Co.

Tokyo, Japan
March 26, 2008

Research & Development/Intellectual Property

Creating new markets through innovative R&D

Kirin's R&D capabilities have been developed based on advanced market research and sophisticated studies into consumer perceptions and behavior in new and existing markets. Around 980 employees across the Group are directly involved in R&D. Group R&D spending in the year ended December 2007 was ¥28.5 billion, including ¥5.1 billion in the alcohol beverages business, ¥0.9 billion in the soft drinks business, ¥17.8 billion in the pharmaceuticals business, and ¥1.9 billion in Kirin's other businesses, including health foods and functional foods businesses, and agribio business. A further ¥2.6 billion was recorded for group-wide fundamental research expenses at the Central Laboratories for Frontier Technology.

Having shifted to a holding company structure in July 2007, Kirin is continuing to pursue greater synergies between Group companies, bringing Group R&D functions into closer physical proximity, and increasing information sharing and R&D collaboration between different entities and partners throughout the organization. An example of this is the launch of *Kale no Meguri*, a new product developed at the Kirin Yakult NextStage health food joint venture that results from the integration of Kirin's proprietary brewer's yeast cell wall ingredient with Yakult Honsha's proprietary glacto-origo.

Kirin also works with outside research partners. Initiatives in pharmaceuticals include partnerships and alliances with U.S. companies Amgen and Medarex to speed up development processes and gain access to technology, and a strategic alliance with Kyowa Hakko Group announced in October 2007. The alliance with Kyowa Hakko Group will create exciting new opportunities for R&D collaboration in the areas of antibody and low molecule medicine development in pharmaceuticals, and the formation of a new company, Kirin Kyowa Foods Company, Limited, scheduled for April 2009, will create similar opportunities in food.


Pharmaceutical Research Laboratories (Gunma Prefecture)

The Kirin Group Intellectual Property Creation Cycle



1. Increase patent applications for technology that makes a strong contribution to the business by setting a target number of patent applications.
Obtain patents
2. Confirm direction of procedures for the awarding of patents with the Operations Division. Select and focus on obtaining patents necessary to the business.
Create
Apply patented technology
3. Execute patent portfolio management. Use of patents for our own exclusive use/licensing activities.
Respect for other companies' patent rights
(Patent infringement prevention and avoidance systems)

Intellectual Property: An engine for further success

In a highly competitive and increasingly borderless world, businesses in Japan and overseas are recognizing the importance of intellectual property (IP) as an asset that requires both protecting and leveraging to maximize its value.

The Intellectual Property Department at Kirin Holdings is in charge of planning and promoting the IP strategies of the Kirin Group, as well as handling patent rights, utility model rights, and plant breeders' rights (through species registration). Some Group companies have their own autonomous IP organizations in order to plan and promote patent strategies in line with their respective business strategies.

In July 2006 Kirin issued its first Kirin Group Intellectual Property Report, with the aim of collating information regarding Kirin's management structure and systems for R&D and IP in a format that meets the needs and expectations of Kirin's stakeholders. The latest edition of this report is available online at: **http://www.kirinholdings.co.jp/english/ir/ip/index.html** ■

Kirin Group Companies

Kirin Group includes 272 consolidated subsidiaries and 19 affiliates accounted for by the equity method.
Key Group companies in Japan and overseas include the following:

Company name	Location	Main business	Paid-in capital (¥ million unless stated)	Percentage of holding	Established
Alcohol beverages					
❶ Kirin Brewery Company, Limited	Tokyo, Japan	Manufacture and sales of beer and other alcoholic beverages	30,000	100	July 2007
Kirin Engineering Co., Ltd.	Kanagawa, Japan	Plant engineering for alcohol beverage, soft drink, food and pharmaceutical industries	1,000	100	Mar. 1988
Kirin Techno-System Corporation	Kanagawa, Japan	Development, manufacturing and sale of systems to improve efficiency in bottling, pharmaceuticals, automobile and other industries	1,590	100	Jan. 1990
Kirin Merchandising Co., Ltd.	Tokyo, Japan	Merchandising of Kirin Products at volume outlets; On-premise quality control and merchandising	10	100	Sep. 2002
Kirin Logistics Co., Ltd.	Tokyo, Japan	Distribution of Kirin products and general goods	504	100	Jan. 2000
Ei Sho Gen Co., Ltd.	Tokyo, Japan	Production and sale of Chinese liqueurs	90	99.9	July 1948
Kirin Distillery Co., Ltd.	Shizuoka, Japan	Production of alcohol beverages	10	100	Aug. 1972
Kirin City Co., Ltd.	Tokyo, Japan	Management of nationwide chain of beer pubs	100	100	May 1983
Kirin & Communications Co., Ltd.	Tokyo, Japan	PR activities, centered on management of customer facilities at factories, theme parks	50	100	Feb. 1988
Mercian Corporation	Tokyo, Japan	Manufacture and sales of wine and other alcoholic beverages, chemicals, pharmaceuticals and feedstuffs	20,973	50.9	Dec. 1934
❷ Lion Nathan Limited	Sydney, Australia	Production and sale of alcohol beverages in Australia and New Zealand	AU$436M	46.1	1860
Kirin Australia Pty. Ltd.	Western Australia, Australia	Production of high-quality malt	AU$12M	100	June 1976
Taiwan Kirin Co., Ltd.	Taipei, Taiwan	Import and sale of Kirin brand beer, sake	TW$60M	100	May 1988
❸ Kirin (China) Investment Co., Ltd.	Shanghai, China	Management of alcohol beverages business in China; sale of Kirin brand beer in Yantze River Delta	U$150M	100	Dec. 2004
❹ Kirin Brewery (Zhuhai) Co., Ltd.	Zhuhai, China	Production and sale of beer in Pearl River Delta; production base for Kirin Group in Asia	US$74M	100	Dec. 1996
❺ Raymond Vineyard & Cellar, Inc.	California, U.S.A.	Production and sale of wine	US$21.7M	100	May 1971
❻ Kirin Brewery of America, LLC	California, U.S.A.	Management of Kirin brand beer business in the United States	US$13M	100	July 1996
❼ Four Roses Distillery LLC	Kentucky, U.S.A.	Production and sale of Four Roses bourbon	US$60M	100	Feb. 2002
❽ Kirin Europe GmbH	Dusseldorf, Germany	Kirin brand beer business in Europe	EUR 76M	100	Oct. 1991
❾ San Miguel Corporation	Metro Manila, Philippines	Production and sale of beer and food products mainly in the Philippines	PHP 16,109M	19.9	1890
❿ Dalian Daxue Brewery Co., Ltd.	Dalian, China	Production and sale of beer in Northeast China	RMB 150.3M	25	Aug. 2001
Heineken Japan Co. Ltd.	Tokyo, Japan	Licensed production and domestic marketing of Heineken beer	200	49	June 1983
⓫ Hangzhou Qiandaohu Brewery Company, Ltd.	Hangzhou, China	Production and sale of beer at Zhejiang Province in China	RMB 265M	25	July 1998
Soft drinks					
Kirin Beverage Co., Ltd.	Tokyo, Japan	Development, production and marketing of soft drinks	8,416	100	Apr. 1963
Hokkaido Kirin Beverage Co., Ltd.	Hokkaido, Japan	Sale of soft drinks	80	100	Dec. 1971
Tokyo Kirin Beverage Service Co., Ltd.	Tokyo, Japan	Sale of soft drinks	10	100	Jan. 2000
Kansai Kirin Beverage Service Co., Ltd.	Osaka, Japan	Sale of soft drinks	10	100	Jan. 2001
Vivax Co., Ltd.	Hiroshima, Japan	Sale of soft drinks	490	100	Apr. 1990
Kirin MC Danone Waters Co., Ltd.	Tokyo, Japan	Marketing and sale of soft drinks	1,500	51	Nov. 2002
❶ Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd.	Shanghai, China	Sale of soft drinks and alcohol beverages	US$24.8M	57.8	Mar. 1996
❷ Kirin Beverage (Shanghai) Ltd.	Shanghai, China	Sale of soft drinks	UD$17.5M	100	Apr. 2006
Siam Kirin Beverage Co., Ltd.	Bangkok, Thailand	Sale of soft drinks	TB85M	100	May 2005
Berri Ltd.	Victoria, Australia	Sale of soft drinks	AU$186.5M	100	July 1985
❸ Coca-Cola Bottling Company of Northern New England, Inc.	New Hampshire, U.S.A.	Manufacture and sale of Coca-Cola products and other soft drinks in six states in the New England region	US$0.93M	100	May 1977
Kirin Tropicana, Inc.	Tokyo, Japan	Sale of soft drinks	480	50	Jan. 1991
Pharmaceuticals					
Kirin Pharma Company, Limited	Tokyo, Japan	R&D and sale of pharmaceutical products	3,000	100	July 2007
❶ Kirin Pharma USA Inc.	California, U.S.A.	R&D of pharmaceutical products	US$0.1M	100	Sep. 1988
❷ Jeil-Kirin Pharm. Inc.	Seoul, Korea	Sale of G-CSF, Aranesp, Busulfex, and Renagel	KRW 2,200M	90	May 1991
❸ Kirin Pharmaceuticals Co., Ltd.	Taipei, Taiwan	Sale of G-CSF, Aranesp, and Busulfex	TW$12.45M	100	Apr. 1992
❹ Kirin Pharmaceutical (Asia) Co., Ltd.	Hong Kong	Sale of Aranesp, Busulfex, and Renagel	HK$6M	100	Aug. 1993
❺ Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.	Shanghai, China	Manufacture and sale of G-CSF and EPO in China; sale of Busulfex in China	US$29.8M	70	June 1997

Kirin Overseas



Company name	Location	Main business	Paid-in capital (¥ million unless stated)	Percentage of holding	Established
Pharmaceuticals *(continued)*					
Kyowa Hakko Kogyo Co., Ltd	Tokyo, Japan	R&D and sale of pharmaceutical products, bio-chemicals, chemicals and foods	26,745	28.5	July 1949
❺ Kirin-Amgen, Inc.	California, U.S.A.	R&D and licensing of pharmaceutical products	US$10	50	May 1984
Other businesses					
Nagano Tomato Co., Ltd.	Nagano, Japan	Manufacture and sale of ketchup, tomato juice, etc.; manufacture of Kirin Beverage brand soft drinks	711	98.4	Apr. 1957
Koiwai Dairy Products Co., Ltd.	Tokyo, Japan	Manufacture and sale of soft drinks and dairy foods	1,689	75.5	June 1976
❶ Kirin Holdings (Australia) Pty. Ltd.	Melbourne, Australia	Holding company of National Foods Group	AU$1,283M	100	Oct. 2007
❷ National Foods Ltd.	Melbourne, Australia	Manufacture and sale of soft drinks and dairy foods	AU$500M	100	1991
Kirin Agribio Co., Ltd.	Tokyo, Japan	Oversees group management and domestic sale of proprietary carnations, chrysanthemums, roses, petunias, and related products	30	100	Nov. 2001
Japan Potato, Corp.	Tokyo, Japan	Sale of potato varieties, seeds and vegetables	65	93	Mar. 2000
❸ Kirin Agribio EC	De Lier, Netherlands	Holding company in Europe	EUR18K	100	Nov. 1993
❹ Kirin Agribio Shanghai Co., Ltd.	Shanghai, China	Production of seedlings and management of royalties in China	RMB 5M	100	Apr. 2004
Kirin Yakult NextStage Co., Ltd.	Tokyo, Japan	Manufacture and sale of health food products	1,150	55	Aug. 2006
Kirin Food-Tech Company, Limited	Tokyo, Japan	Manufacture and sale of seasonings and food additives	5,000	100	Apr. 2002
Kirin Real Estate Co., Ltd.	Tokyo, Japan	Management and real estate brokerage of leased offices, company housing and welfare facilities	10	100	Aug. 1976
Yokohama Arena Co., Ltd.	Kanagawa, Japan	Management of large event hall in Yokohama	10,000	58.8	Nov. 1986
Kirin International Trading Inc.	Tokyo, Japan	Food and beverage export and import; importing of malt from Australia	100	100	June 1979
Kirin Hotel Development Co., Ltd.	Hyogo, Japan	Hotel operations	10	100	Sep. 1998
Kamakura Kaihin Hotel Co., Ltd.	Kanagawa, Japan	Management of membership tennis club	19	91.4	Mar. 1916
Tsurumi Warehouse Co., Ltd.	Kanagawa, Japan	Warehouse operations specializing in hazardous materials and frozen goods	40	100	Dec. 1947
Kirin Echo Co., Ltd.	Tokyo, Japan	Processing and sales of by-products feed and insurances sales agent	408	100	Oct. 1941
Yokohama Akarenga Inc.	Kanagawa, Japan	Management of commercial premises in landmark brick building	2,090	71.8	July 2000
❺ Indústria Agrícola Tozan Ltda.	Sao Paulo, Brazil	Production and sale of sake and food products in Brazil	BRR 1,000	88.4	Nov. 1934
Kirin Business System Co., Ltd.	Tokyo, Japan	Development and management of IT systems	50	100	May 1988
Kirin Business Expert Co., Ltd.	Tokyo, Japan	Provision of shared Group administrative services			
Tokita Seed Co., Ltd.	Saitama, Japan	Development of tomato, onion, komatsuna varieties and sale of seedlings	148	24.7	Nov. 1947
Verde Co., Ltd.	Aichi, Japan	Production and sale of cells tissue-cultured	98	27.5	Jan. 1975
❻ Qingdao International Seeds Co., Ltd.	Qingdao, China	Breeding of vegetable seeds and production and sale of seeds and seedlings	100	45	May 1990
Cosmo Foods Co., Ltd.	Tokyo, Japan	Manufacture and sale of natural seasonings, health food ingredients	52	34.1	Nov. 1969
❼ PT Kirin-Miwon Foods	Jakarta, Indonesia	Manufacture and sale of seasonings and food additives	US$20K	50	Apr. 2006

Market Data

Japanese liquor tax

Alcohol beverages in Japan have for some time been taxed under a complicated system based on the types of ingredients used and the percentage of alcohol in each product. This means that beer, happo-shu and new genre products are taxed at different rates because of the differing amounts of malt they contain, even though they have similar alcohol content. Under revisions made in 2006, the government reduced the number of categories to four, down from ten, and over the long term may gradually narrow the tax differences within each category.

Notes: *Not all categories are shown.*
All figures exclude consumption tax and are rounded.

Retail prices and tax component


250
200
150
100
50
0
¥ per 350ml can
Non-tax portion
Tax
¥197
¥77
¥145
¥47
¥129
¥28
¥141
¥28
Beer
Happo-shu
New genre
Chu-hi

Note: *Retail prices at major convenience stores, indicative only*

The Japanese alcohol beverages market

Activity in the Japanese alcohol beverages industry remained generally firm in 2007, although a weakening of economic indicators later in the year had a restraining effect. New genre again had a significant impact on the market, increasing its share of the overall beer, happo-shu, and new genre market to more than 20%, partly at the expense of happo-shu.

In 2007 the most pressing issue facing the industry was an unprecedented rise in the cost of raw materials—including malt, barley, sugar, corn-derived syrup, aluminum and cartons—and all alcohol beverage manufacturers struggled in this tough environment.

The combined market for beer, happo-shu, and new genre remained on a downward trend on an industry basis, decreasing by about 0.3% year on year, following a decline of 1.0% in the previous year. Compared to the 3.2% decline in 2005, however, this represents a more favorable trend, achieved after several years of an improving economy.

As consumers' preferences, lifestyles and income levels diversify, brewers are adopting business models to enable them to focus on quality, not solely on volume, and providing a broader range of added-value products to meet a wider spectrum of individual consumer needs. This has resulted in simultaneous growth in high-end and low-end products in all categories, and sustained expansions in categories attuned to modern social trends, such as chu-hi and shochu. Many of these new products appeal to consumers desiring a lighter, healthier, and easier-on-the-waistline beverage than has traditionally been available.

In many categories there has been a surge of new product launches, and in 2007 there was evidence that consumers were tending to return to trusted mainstay brands.

Beer


600
500
400
300
200
100
0
Ten thousand kilolitres
579.0
488.9
394.6
357.4
346.9
99
01
03
05
07

Happo-shu


600
500
400
300
200
100
0
Ten thousand kilolitres
136.0
222.9
255.1
176.3
154.0
99
01
03
05
07

New genre


600
500
400
300
200
100
0
Ten thousand kilolitres
New genre was first sold in Japan in 2003.
0.3
32.2
100.5
121.7
127.0
03
04
05
06
07

Chu-hi


800
700
600
500
400
300
200
100
0
Thousand kilolitres
305.9
405.7
556.6
629.6
572.1
99
01
03
05
07

Wine


400
300
200
100
0
Thousand kilolitres
283.1
262.0
251.0
252.4
232.9
99
01
03
05
07

Whisky


200
150
100
50
0
Thousand kilolitres
132.1
116.1
97.7
84.5
75.2
99
01
03
05
07

Shochu


1,200
1,000
800
600
400
200
0
Thousand kilolitres
760.2
826.5
950.9
1,047.1
1,029.1
99
01
03
05
07

Global beer consumption by region

Source: Kirin data. Figures for Japan include happo-shu and new genre.



6,000
5,000
4,000
3,000
2,000
1,000
0
Ten thousand kilolitres
2003
2004
2005
2006
Japan
China
Asia ex-Japan
Asia
Europe
North America
Latin America
Africa
Middle East
Oceania

Adult population in Japan by age group

Source: METI, National Institute of Population and Social Security Research — Population Projections for Japan - 2001–2050



120
100
80
60
40
20
0
Millions of people
1950
1960
1970
1980
1990
2000
2010
2020
Above line: 60+ population
80–
70–79
60–69
50–59
40–49
30–39
20–29

Market Data

Alcohol sales in Japan by channel

Source: Kirin estimates


50
45
40
35
30
25
20
15
10
5
0
Percentage
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
● SM (supermarkets)
Increasingly important volume retailer, now the largest market segment.
● CVS (convenience stores)
Most now licensed. CVS network in Japan has become very dense.
● DS (discount stores)
Volume retailer retaining around 25% of the market.
● General Liquor Shops
Neighborhood stores—market share has declined steeply.
○ Commercial Premises
For some years the largest market segment. Includes sales at bars, restaurants, etc.

Beer, happo-shu and new genre sales in Japan by container type

Source: Kirin estimates


100
80
60
40
20
0
Percentage
12% 13% 13% 15% 15% 16% 17% 17% 17% 18% 18% 18% 18%
46% 50% 52% 54% 57% 58% 61% 63% 65% 65% 67% 68% 69%
42% 37% 35% 31% 28% 26% 22% 20% 18% 17% 15% 14% 13%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
● Keg, tank
○ Can
● Bottle

Alcohol beverage distribution system in Japan


Plant
Licensed wholesalers
Distribution center
Licensed retail outlets
Consumers
Bars and Restaurants

Market Data

Investor Information

Kirin Holdings Company, Limited

Head Office
10-1 Shinkawa 2-chome, Chuo-ku
Tokyo 104-8288, Japan
Tel: +81-3-5541-5321
Fax: +81-3-5540-3547

Further Information
Kirin Holdings Company, Limited
Corporate Communications Dept. IR Section
Tel: +81-3-5540-3455
Fax: +81-3-5540-3550
e-mail: ir@kirin.co.jp
URL: http://www.kirinholdings.co.jp/english/ir

Date of Incorporation
February 23, 1907
Note: On July 1, 2007, accompanying the shift to a pure holding company structure, Kirin Holdings Company, Limited changed its name from Kirin Brewery Company, Limited.

Paid-in Capital
¥102,045 million

Authorized Shares
1,732,026,000

Outstanding Shares
984,508,387

Number of Shareholders
133,794

Number of Employees
27,543 *(consolidated)*
256 *(non-consolidated)*

General Meeting of Shareholders
March 26, 2008

Stock Listings
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Ticker Symbol Numbers
ODR: 2503
ADR: KNBWY

Transfer Agent
Mitsubishi UFJ Trust and Banking Corporation
Corporate Agency Division
7-10-11 Higashi Suna, Koto-ku Tokyo 137-8081
Tel: +81-3-5391-1900

Major Shareholders *(as of December 31, 2007)*	Percentage of total shares outstanding
Moxley and Company	4.46%
Meiji Yasuda Life Insurance Company	4.43
The Master Trust Bank of Japan, Ltd. *(Trust account)*	4.22
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.56
Japan Trustee Service Bank of Japan Ltd. *(Trust account)*	3.34
Japan Trustee Service Bank of Japan Ltd. *(Trust account 4)*	2.63
Isono Shokai, Limited	2.36
State Street Bank and Trust Company	1.54
The Melon Bank Treaty Clients Omnibus	1.53
The Nomura Trust and Banking Co., Ltd. *(Retirement Benefit Trust for the Mitsubishi Trust and Banking Corporation)*	1.18

Monthly share price range & trade volume *Tokyo Stock Exchange*



¥2,000
¥1,800
¥1,600
¥1,400
¥1,200
¥1,000
¥800
¥600
Share price
¥20,000
¥18,000
¥16,000
¥14,000
¥12,000
¥10,000
¥8,000
¥6,000
Nikkei 225 average
Nikkei 225 average (right scale)
Share price (left scale)
2003
2004
2005
2006
2007
2008
140
120
100
80
60
40
20
0
Millions of shares
Trading volume

Simple average of monthly highs and lows

KIRIN

END

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